Exhibit 99.1

Management Proxy Circular

Notice of Annual Meeting of Shareholders April 4, 2023

Your participation is important. Please read this document and vote.

Notice of Annual Meeting of Shareholders

When:	Tuesday, April 4, 2023, 1:00 p.m. Eastern Daylight Time (EDT)

Where:	By live webcast at https://cibcvirtual.com/agm2023 Enter password: cibc2023 (case sensitive) In person at CIBC Square Auditorium, 81 Bay Street, Toronto, Ontario

You may also listen to our meeting by phone at 416 641-6150 (local) or 1 866 696-5894 (toll free in Canada and the United States), passcode 2296336# (English) or 416 406-0743 (local) or 1 866 696-5910 (toll free in Canada and the United States), passcode 6552323# (French).

At the meeting you will be asked to:

1.	receive our financial statements for the year ended October 31, 2022 and the auditors’ report on the statements;
2.	elect directors;
3.	appoint auditors;
4.	vote on an advisory resolution regarding our executive compensation approach;
5.	vote on shareholder proposals; and
6.	consider any other business properly brought before the meeting.

Voting instructions start on page 3 of our 2023 Management Proxy Circular (the “Circular”). Please read our Circular carefully.

Eligibility to vote

There were 911,645,446 common shares outstanding on February 6, 2023, our record date. Holders of common shares on that date are eligible to vote at our meeting (subject to Bank Act (Canada) restrictions).

Your vote is important

Please read the Circular and vote before the meeting. For more information on how you can vote or appoint someone else to vote for you, see “Voting” starting on page 3 of the Circular. Please vote as early as possible so that your shares are represented at the meeting. TSX Trust Company (TSX Trust) must receive your vote no later than 1:00 p.m. (EDT) on April 3, 2023.

You may also vote online or in person at the meeting, provided you follow certain steps. These steps are set out on pages 3 to 7 of the Circular.

Questions

If you have questions about notice-and-access or accessing our meeting online, you may contact TSX Trust at 1 800 258-0499 (toll free in Canada and the United States) or 416 682-3860 (other countries).

Our Board and management would like to answer as many shareholder questions as possible during the meeting. Please send your questions in advance to the Corporate Secretary at corporate.secretary@cibc.com or to CIBC Corporate Secretary’s Division, 81 Bay Street, CIBC Square, 20th Floor, Toronto, Ontario M5J 0E7.

By Order of the Board

Michelle Caturay

Senior Vice-President, Associate General Counsel and Corporate Secretary

February 16, 2023

Dear fellow shareholder,

We are pleased to invite you to attend CIBC’s Annual Meeting of Shareholders on Tuesday, April 4, 2023, at 1:00 p.m. (EDT). Please see our Circular for information on how to participate in our meeting, the business to be conducted at the meeting, our executive compensation approach and our governance practices. Information about our meeting is also available on our Annual Meeting webpage on our Investor Relations website at www.cibc.com. You have the opportunity to vote, and your vote matters.

In 2022, our modern, relationship-oriented bank continued to focus on delivering superior client experience and top-tier shareholder returns while maintaining our financial strength, risk discipline and advancing our purpose-driven culture. Right across our team, we’re dedicated to our purpose – to help make your ambition a reality.

The execution of our client-focused strategy enabled us to continue driving long-term growth and build on our momentum as we focused on three strategic priorities:

1.	Further growing our market share of high-growth, high-touch client segments;
2.	Elevating the CIBC banking experience for our clients through investments in digitization and technology, and further increasing connectivity across our businesses; and
3.	Investing in our future differentiator businesses that are positioned to win in faster growing markets.

Through a focus on our clients, we delivered a solid financial performance in 2022 in a more challenging economic environment, and positioned our bank for sustainable outperformance over the long term.

We delivered for all of our stakeholders in 2022. For our team, we further invested in a culture where team members can achieve their ambitions, including announcing a minimum entry level wage of $20.00 per hour in Canada and the US, and a commitment to increase this to $25.00 per hour by 2025. This is in addition to ongoing investments in talent development opportunities.

Our support for our communities was unwavering in 2022. The Canadian Cancer Society CIBC Run for the Cure raised $13 million dollars to fund cancer research and support those affected by this disease, and CIBC Miracle Day raised approximately $7 million(1) for children’s charities globally. The CIBC Foundation was launched and also announced a number of initiatives to enable a more inclusive economy and provide access to opportunities, including a partnership with Microsoft Canada to close the digital skills gap through education and employment opportunities in communities across Canada.

And we continued to make progress in accelerating climate action. We were once again a leader in financing for the renewables industry, ranking #6 in financing for the renewable energy industry across North America(2). Our bank also announced 2030 financed emissions targets for our oil and gas and power generation portfolios and we continue to work closely with our clients to help them achieve their sustainability ambitions.

The strength and capabilities of our team have enabled our progress and steady momentum through the year thanks to their commitment to bringing our purpose to life every day as we help make ambitions real.

At our meeting, you will hear more about CIBC’s 2022 performance and progress on our strategy.

We thank you for your continued support of CIBC and look forward to your participation in our meeting at https://cibcvirtual.com/agm2023 or by phone at 416 641-6150 (local) or 1 866 696-5894 (toll free in Canada and the United States), passcode 2296336# (English) or 416 406-0743 (local) or 1 866 696-5910 (toll free in Canada and the United States), passcode 6552323# (French) or in person at CIBC Square Auditorium, 81 Bay Street, Toronto, Ontario.

Sincerely,

Katharine B. Stevenson Chair of the Board	Victor G. Dodig President and Chief Executive Officer

(1)

The figure represents the total received by the CIBC Foundation in the 2022 fiscal year and is comprised of donations made during the Miracle Day event in December 2021 and donations outside of the event day during that fiscal year.

(2)	Inframation. For transactions that closed from January 1, 2022 to December 31, 2022 (North American Renewables League Tables).

Management Proxy Circular

In this 2023 Management Proxy Circular (the “Circular”), information is as at February 9, 2023 and all dollar figures are in Canadian currency, unless indicated otherwise. ‘You’, ‘your’ and ‘shareholder’ mean common shareholders of CIBC.

1	Business of the Meeting

2	Meeting Materials

3	Voting

9	Directors

	9	Director Nominees

	24	Director Compensation

28	Board Committee Reports

36	Statement of Corporate Governance Practices

55	Message to our Fellow Shareholders

61	Compensation Discussion and Analysis

	61	Compensation Philosophy, Practices and Governance

	63	Approach to Executive Compensation

	71	2022 Performance and Compensation

	72	Talent Management and Succession Planning

	72	Inclusion

85	Compensation Disclosure

99	Shareholder Proposals

108	Other Information

	108	Indebtedness of Directors and Executive Officers

	109	Directors’ and Officers’ Liability Insurance

	109	Indemnification

	109	Information about CIBC

	109	Vote Results and Minutes of Meeting

	109	Contacting our Board of Directors

	109	Board of Directors’ Approval

Glossary of Acronyms

AFV	Accounting Fair Value

BPF	Business Performance Factor

bps	basis points

CD&A	Compensation Discussion and Analysis

CEO	Chief Executive Officer

CFO	Chief Financial Officer

CLO	Chief Legal Officer

COMR	Cost of Management Ratio

CRO	Chief Risk Officer

CSA	Canadian Securities Administrators

CX	Client Experience

DB	Defined Benefit

DSU	Deferred Share Unit

EPS	Earnings per Share

ESG	Environmental, Social and Governance

ESOP	Employee Stock Option Plan

ESPP	Employee Share Purchase Plan

EVP	Executive Vice-President

EXCO	Executive Committee

EY	Ernst & Young LLP

FSB	Financial Stability Board

GAAP	Generally Accepted Accounting Principles

GPS	Goals Performance Success
IFRS	International Financial Reporting Standards

MD&A	Management’s Discussion and Analysis

MÉDAC	Mouvement d’éducation et de défense des actionnaires

NEO	Named Executive Officer

NYSE	New York Stock Exchange

options	Stock Options

OSFI	Office of the Superintendent of Financial Institutions Canada

PCAOB	Public Company Accounting Oversight Board (United States)

PSU	Performance Share Unit

ROE	Return on Equity

RSA	Restricted Share Award

S&P	Standard & Poor’s

SARs	Stock Appreciation Rights

SBU	Strategic Business Unit

SEC	U.S. Securities and Exchange Commission

SERP	Supplemental Executive Retirement Plan

TCFD	Task Force on Climate-related Financial Disclosure

TDC	Total Direct Compensation

TSR	Total Shareholder Return

TSX	Toronto Stock Exchange

Business of the Meeting

1. Financial Statements

The consolidated financial statements for the year ended October 31, 2022 are in our 2022 Annual Report available at

https://www.cibc.com/en/about-cibc/investor-relations/annual-reports-and-proxy-circulars.htm l.

2. Election of Directors

You will be asked to elect 13 director nominees to serve on our Board until the earlier of the next annual meeting or the director’s retirement from the Board. The Board recommends that you vote for each director nominee.

See pages 9 to 22 for information about our director nominees.

3. Appointment of Auditors

You will be asked to appoint Ernst & Young LLP (EY) as auditors of CIBC. EY has served as the auditors of CIBC since December 2002. The Board recommends that you vote for EY as our auditors.

See pages 29 and 30 for information on the Audit Committee’s annual assessment of EY’s effectiveness and audit quality and a description of fees paid to the auditors.

4. Advisory Resolution regarding our Executive Compensation Approach

You can have a “say on pay” by voting on an advisory resolution about our approach to executive compensation. Last year, 95.5% of shareholder votes were for our executive compensation approach. We consider the vote part of our shareholder engagement process. This vote is advisory under applicable law and does not diminish the Board’s role and responsibilities. Even though the resolution is not binding, the Board and the Management Resources and Compensation Committee consider the results of the vote in making future executive compensation decisions.

See pages 55 to 84 for Message to our Fellow Shareholders and Compensation Discussion and Analysis.

When reviewing its approach to executive compensation, the Committee considers shareholder feedback and any concerns that have been raised. If a concern is significant, we will disclose the Committee’s review process and the outcome of that review in our next management proxy circular.

The Board recommends that you vote for the following advisory resolution.

RESOLVED that the shareholders accept the approach to executive compensation disclosed in CIBC’s management proxy circular for the 2023 Annual Meeting of Shareholders.

5. Shareholder Proposals

You will be asked to vote on three shareholder proposals set out on pages 99 to 107 of the Circular. The Board recommends that you vote against these proposals and explains why following each proposal.

Shareholder proposals that were withdrawn are set out on pages 103 to 107 of the Circular with supporting statements and the Board’s response.

See pages 99 to 107 for shareholder proposals and the Board’s responses.

Shareholder proposals for next year’s annual meeting must be submitted by November 18, 2023.

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Meeting Materials

Delivery of meeting materials by notice-and-access

Management Proxy Circular – We are using notice-and-access to send our registered and non-registered shareholders our management proxy circular as permitted by the Canadian Securities Administrators (CSA) and with the authorization of the Office of the Superintendent of Financial Institutions (OSFI) Canada. This means that our Circular is posted online for you to access, rather than being printed and mailed to you. We continue to think it is important to reduce the amount of paper we send shareholders and help minimize our environmental footprint. You will receive a proxy form or a voting instruction form by mail, so that you can vote your shares, as well as a notice with information about how you can access our Circular online or request a paper copy.

Annual Financial Statements and Management’s Discussion and Analysis – The way we send you our annual financial statements and management’s discussion and analysis (MD&A) depends on whether you are a registered shareholder or a non-registered shareholder.

You are a registered shareholder if you hold a paper share certificate in your name or your shares are held through the direct registration system. You are a non-registered shareholder if your shares are registered in the name of an intermediary, such as a bank, broker or trust company.

If you are a registered shareholder and you did not sign up for e-delivery or opt out of receiving our annual financial statements, then we are required to send you our annual financial statements and you will receive a paper copy of our Annual Report with the notice.

If you are a non-registered shareholder, then we will use notice-and-access to send you our annual financial statements and MD&A as permitted by securities law so that you can access this material online the same way as our Circular. We will send shareholders the notice-and-access notification (Notice) on or about March 2, 2023.

Our Circular and Annual Report (the “meeting materials”) are available on the website of our transfer agent, TSX Trust Company (TSX Trust) (www.meetingdocuments.com/TSXT/cibc), our website (www.cibc.com), SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml).

How to request a paper copy of the meeting materials

You may request a paper copy of the Circular or the Annual Report, free of charge, up to one year from the date the meeting materials were filed on SEDAR.

To make your request before the meeting, contact TSX Trust at www.meetingdocuments.com/TSXT/cibc or 1 888 433-6443 (toll free in Canada and the United States) or 416 682-3801 (other countries) or email TSXT-fulfilment@tmx.com. Please follow TSX Trust’s instructions. A paper copy of the requested documents will be sent to you within three business days of your request. Please note that you will not receive another proxy form or voting instruction form so please retain your original form to vote your shares.

To ensure receipt of the paper copy before the voting deadline and meeting date, we estimate that your request must be received no later than 5:00 p.m. (EDT) on March 21, 2023. This estimate reflects the three business day period for processing requests as well as typical mailing times.

To make your request on or after the date of the meeting, call TSX Trust at 1 888 433-6443 (toll free in Canada and the United States) or 416 682-3801 (other countries) or email TSXT-fulfilment@tmx.com. The requested documents will be sent to you within 10 calendar days of your request.

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Attending the Meeting

This year, the meeting will take place by live webcast at https://cibcvirtual.com/agm2023 and in person at CIBC Square Auditorium, 81 Bay Street, Toronto, Ontario with measures in place that continue to prioritize the health and safety of participants. Either way, you can take part, vote and ask your questions during the meeting. Please visit our Annual Meeting webpage on our Investor Relations website at www.cibc.com for more information.

Voting

Shareholder approval

Each matter you are being asked to vote on requires the approval of a simple majority (more than 50%) of the votes cast, by proxy or during the meeting, by either online ballot through the live webcast or in person ballot at CIBC Square Auditorium.

Who can vote

You are entitled to one vote for each common share you own on February 6, 2023, our record date. There were 911,645,446 outstanding common shares eligible to vote on that date.

Shares cannot be voted if they are beneficially owned by:

◾	the government of Canada or any of its agencies;
◾	the government of a province or any of its agencies;
◾	the government of a foreign country, any political subdivision of a foreign country or any of its agencies;
◾	a person who has acquired more than 10% of any class of our shares without Minister of Finance approval; or
◾	a person or entity controlled by a person that, in aggregate, are more than 20% of the eligible votes that may be cast unless permitted by the Minister of Finance.

Our directors and officers are not aware of any person or company that beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the votes attached to any class of CIBC shares.

How to Vote

You may vote your shares before the meeting by proxy or voting instruction form or during the meeting, either by online ballot through the live webcast or in person ballot at CIBC Square Auditorium. The voting process depends on whether you are a registered shareholder or a non-registered shareholder.

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Voting

REGISTERED SHAREHOLDERS – You are a registered shareholder if you hold a paper share certificate in your name or your shares are held through the direct registration system. If you are a registered shareholder, you received a proxy form with a control number. If you did not receive this form, please contact TSX Trust at 1 800 258-0499 (toll free in Canada and the United States) or 416 682-3860 (other countries).

If you want to vote by proxy before the meeting

Return your completed proxy to CIBC’s transfer agent, TSX Trust, by 1:00 p.m. (EDT) on April 3, 2023 to ensure your vote is counted. We encourage you to vote your shares early.

To vote your shares by proxy, you may provide your voting instructions in one of these ways:

Online – go to www.tsxtrust.com/vote-proxy, enter the 13-digit control number located on your proxy form and follow the instructions on the screen; or

            – scan both sides of your proxy form and email it to proxyvote@tmx.com;

Fax – complete your proxy form and fax both sides to TSX Trust at 1 866 781-3111 (Canada and the United States) or 1 416 368-2502 (outside North America); or
Mail – complete your proxy form and return it in the envelope provided.

If you want to vote through the live webcast

To vote your shares at our meeting through the live webcast, do not complete or return your proxy form. You will be able to vote in real time by completing an online ballot through the live webcast as long as you are connected to the internet and follow these steps.

1.  Log in at https://cibcvirtual.com/agm2023 at least 15 minutes before the meeting starts and check browser compatibility. There must be internet connectivity for the duration of the meeting to vote.

2.  Select “Vote” and a separate browser will open. Enter the control number from your proxy form as your user name. Enter “cibc2023” (case sensitive) as your password. Any vote you cast at the meeting will revoke any proxy you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the meeting.

If you want to vote in person at CIBC Square Auditorium

To vote your shares in person at CIBC Square Auditorium, do not complete or return the proxy form, but bring it with you to the meeting. You will be able to vote at the meeting by completing a paper ballot. When you arrive at the meeting, please check in at the registration table.

C I B C P R O X Y C I R C U L A R	4

Voting

If you want to appoint a proxyholder to vote during the meeting for you

You may appoint a proxyholder, other than management’s nominees, Katharine B. Stevenson, Chair of the Board, and Victor G. Dodig, President and Chief Executive Officer, to attend, vote and act on your behalf at the meeting and any continuation or adjournment of the meeting. You should be certain your proxyholder is attending the meeting and is aware they have been appointed by you to vote your shares. To appoint a proxyholder you must follow these steps:

1.  Insert your proxyholder’s name in the space provided on your proxy form and return it online, by fax or mail, as described on the previous page. The person you appoint as your proxyholder does not need to be a CIBC shareholder. You may leave the voting section blank, or you may provide voting instructions that your proxyholder must follow.

If your proxyholder is attending the meeting through the live webcast, you and your proxyholder must follow these additional steps:

2.  You must register your proxyholder by calling TSX Trust at 1 866 751-6315 (within North America) or 1 647 252-9650 (outside North America) or by completing an online form at https://www.tsxtrust.com/control-number-request by 1:00 p.m. on April 3, 2023. TSX Trust will provide your proxyholder with a control number to vote during the meeting. If you do not take the additional step of registering your proxyholder with TSX Trust, your proxyholder will not receive a control number to vote your shares during the meeting.

3.  Your proxyholder should log in at https://cibcvirtual.com/agm2023 at least 15 minutes before the meeting starts and check browser compatibility. There must be internet connectivity for the duration of the meeting to vote.

4.  Your proxyholder should select “Vote” and a separate browser will open. Your proxyholder will enter their user name and password. The user name is the control number emailed to your proxyholder after you registered your proxyholder with TSX Trust. The password is “cibc2023” and is case sensitive.

If your proxyholder is attending the meeting in person, your proxyholder will need to register with our transfer agent, TSX Trust, at the registration table when they arrive at the meeting.

If you want to change your vote

If you change your mind on the voting instructions you sent, you may revoke your proxy in one of these ways:

◾     If you returned your proxy form by fax or mail, you should sign a written statement that you revoke your proxy, provide your new instructions (or authorize your lawyer in writing to sign the statement) and send it to CIBC Corporate Secretary’s Division, 81 Bay Street, CIBC Square, 20th Floor, Toronto, Ontario M5J 0E7, before 1:00 p.m. (EDT) on April 3, 2023.

◾     If you voted online, you may vote online again before 1:00 p.m. (EDT) on April 3, 2023, using the control number on your proxy form.

◾     You can also change your vote by voting through the live webcast described under If you want to vote through the live webcast on the previous page. Any vote you cast at the meeting will revoke any votes you previously submitted. If you do not wish to revoke previously submitted votes, you should not vote during the meeting.

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Voting

NON-REGISTERED SHAREHOLDERS – You are a non-registered shareholder if your shares are registered in the name of an intermediary, such as a bank, broker or trust company. If you are a non-registered shareholder, you received a voting instruction form with a control number. If you did not receive this form, please contact the intermediary where your shares are registered. You may vote by proxy before the meeting using the voting instruction form that was sent to you or you may vote during the meeting either by online ballot through the live webcast or in person ballot at the meeting provided you follow the steps below to register yourself as a proxyholder.

We may not have records of your shareholding as a non-registered shareholder - make sure you follow the voting instructions on your voting instruction form to vote.

If you want to vote by proxy before the meeting

You must allow sufficient time for your intermediary to receive and act on your instructions by 1:00 p.m. (EDT) on April 3, 2023. Please check your voting instruction form for information on the deadline for returning your form. We encourage you to vote your shares early.

To vote your shares by proxy, you may provide your voting instructions in one of these ways:

Online – go to www.proxyvote.com, enter the 16-digit control number located on your voting instruction form and follow the instructions on the screen;
Mail – complete your voting instruction form and return it in the envelope provided; or
Phone – call 1 800 474-7493 (English) or 1 800 474-7501 (French) and follow the prompts.

If you want to vote in person at CIBC Square Auditorium during the meeting or appoint a proxyholder to attend in person to vote for you

If you plan to attend the meeting and vote in person, you should appoint yourself as proxyholder by writing your name in the space provided on the voting instruction form and returning it in the envelope provided. Do not complete the voting section because your vote will be taken at the meeting. When you arrive at the meeting, please check in at the registration table.

If you want to appoint someone as your proxyholder to attend the meeting and vote your shares for you, insert the person’s name in the blank space provided on your voting instruction form. The person you choose does not have to be a CIBC shareholder. You should confirm this person is attending the meeting and is aware that they have been appointed to vote your shares. If you do not insert a name in the blank space, then Katharine B. Stevenson, Chair of the Board and Victor G. Dodig, President and Chief Executive Officer, will be appointed as your proxyholder.

Your proxyholder is authorized to vote and act for you at the meeting or any continuation or adjournment of the meeting. You can indicate on your voting instruction form how you want your proxyholder to vote your shares and your proxyholder must follow your instructions

C I B C P R O X Y C I R C U L A R	6

Voting

If you want to vote through the live webcast or appoint a proxyholder to attend the live webcast to vote for you

To attend and vote at our meeting through the live webcast or appoint a proxyholder to attend and vote for you, you or your proxyholder will be able to vote in real time by completing an online ballot through the live webcast as long as you, or your proxyholder, are connected to the internet and follow these steps:

1.

If you want to appoint someone other than yourself, or management’s nominees, Katharine B. Stevenson and Victor G. Dodig, as your proxyholder, to attend, vote and act for you at the meeting and any continuation or adjournment of the meeting, you must insert their name in the space provided on your voting instruction form and return it online or by mail, as described on the previous page. You may leave the voting section blank, or you may provide voting instructions that your proxyholder must follow. You should be certain your proxyholder is attending the live webcast and is aware they have been appointed by you to vote your shares. The person you appoint as your proxyholder does not need to be a CIBC shareholder.

2.

You must register yourself, or your proxyholder by calling TSX Trust at 1 866 751-6315 (within North America) or 1 647 252-9650 (outside North America) or by completing an online form at https://www.tsxtrust.com/control-number-request by 1:00 p.m. (EDT) on April 3, 2023. TSX Trust will provide you, or your proxyholder, with a control number to vote during the meeting. If you do not take the additional step of registering with TSX Trust, you, or your proxyholder, will not receive a control number to vote your shares at our meeting through the live webcast.

If you are a non-registered shareholder in the United States and want to vote at the meeting through the live webcast, you must obtain a legal proxy form from your intermediary by following the steps on the voting instruction form sent to you, or if you have not received one, contact your intermediary to request a legal proxy form. After obtaining the legal proxy form, appoint yourself, or someone else, as proxyholder. For instructions on how to appoint yourself, or someone else, as proxyholder, see Step 1 above, then register yourself or your proxyholder with TSX Trust.

Legal proxies may be returned to TSX Trust by email at proxyvote@tmx.com or by mail: TSX Trust Company, Attn: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 and must be labeled “Legal Proxy”.

Please allow sufficient time for the return of your legal proxy by the cut-off date of 1:00 p.m. (EDT) on April 3, 2023.

3.

You or your proxyholder should log in at https://cibcvirtual.com/agm2023 at least 15 minutes before the meeting starts and check browser compatibility. There must be internet connectivity for the duration of the meeting to vote.

4.

You or your proxyholder should select “Vote” and a separate browser will open. You or your proxyholder will enter a user name and password. The user name is the control number emailed to you or your proxyholder after you registered yourself or your proxyholder with TSX Trust. The password is “cibc2023” and is case sensitive.

If you want to change your vote before the meeting

If you change your mind on the voting instructions you sent through your intermediary and would like to change your vote or vote during the meeting, contact your intermediary to discuss whether this is possible and what procedures you need to follow.

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Voting

Other voting information

How your proxyholder will vote — If you have given voting instructions in your proxy form or voting instruction form, your proxyholder must vote according to those instructions. If you have not given voting instructions, your proxyholder will decide how to vote. Your proxyholder will also decide how to vote on any amendment or variation to any of the matters in the notice of meeting or any matters that are properly brought before the meeting.

You can vote:

FOR or WITHHOLD	◾ on each director nominee ◾ on the appointment of auditors

FOR or AGAINST	◾ the advisory resolution regarding our executive compensation approach

FOR, AGAINST or ABSTAIN	◾ on the shareholder proposals

If you or your proxyholder do not give specific voting instructions, or you do not insert a name in the blank space on your proxy form or voting instruction form, then management’s nominees, Katharine B. Stevenson and Victor G. Dodig will be appointed as your proxyholder and your shares will be voted:

FOR	◾ each director nominee listed in the Circular ◾ the appointment of Ernst & Young LLP as auditors ◾ the advisory resolution regarding our executive compensation approach

AGAINST	◾ the shareholder proposals

Confidentiality of your vote — To protect the confidentiality of your vote, TSX Trust counts proxies and tabulates the results independently and does not inform CIBC about how individual shareholders have voted except where required by law or where a shareholder’s comments are intended for management.

How we solicit proxies — We are soliciting proxies primarily by mail but CIBC employees may contact you by phone or in writing. CIBC pays any costs associated with proxy solicitation.

We reserve the right to accept late proxies and to waive or extend the proxy deadline with or without notice, but we are under no obligation to accept or reject a late proxy.

If you want to attend the meeting as a guest — In-person attendance at the meeting is open only to registered shareholders, beneficial shareholders and duly appointed proxyholders. All other interested guests are welcome to attend the meeting in one of these ways:

Online –	go to https://cibcvirtual.com/agm2023 to join the live webcast;

Phone –	call 416 641-6150 (local) or 1 866 696-5894 (toll free in Canada and the United States) passcode 2296336# (English) or 416 406-0743 (local) or 1 866 696-5910 (toll free in Canada and the United States) passcode 6552323# (French) for an audio only experience.

Go Paperless!

Sign up for electronic delivery of our meeting materials and other continuous disclosure documents for future years. Enrolling is easy and electronic delivery is secure, free, convenient and environmentally friendly.

If you are a registered shareholder, go to services.tsxtrust.com/edelivery,

select Canadian Imperial Bank of Commerce, complete the consent form and hit “submit”.

If you are a non-registered shareholder, go to www.proxyvote.com and use the control number provided on your voting instruction form.

C I B C P R O X Y C I R C U L A R	8

Directors

Director Nominees

There are 13 director nominees. Each nominee was elected at the last annual meeting of shareholders on April 7, 2022, except William F. Morneau who was appointed to the Board effective November 1, 2022.

Nicholas D. Le Pan and Jane L. Peverett are retiring at the close of our meeting. The Board would like to thank Mr. Le Pan and Ms. Peverett for their years of dedicated service to the Board and to CIBC.

Information on each nominee starts on page 10 and is effective as of February 9, 2023. Below are key highlights about CIBC’s board composition if each nominee is elected by shareholders. No director nominees identify as Indigenous peoples or as persons with disabilities.

For information about the nomination process see the Statement of Corporate Governance Practices — “Director Nomination Process” and “Director Tenure” starting on page 41.

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Directors

AMMAR ALJOUNDI, Toronto, Ontario, Canada

Director since: 2022

Age: 58

Independent

2022 Shareholder

votes in favour: 99.5%

Skills:	◾ Strategy	◾ Risk Management/Risk Governance
	◾ Financial Expertise	◾ Corporate Responsibility for ESG

Principal occupation: President and Chief Executive Officer, Agnico Eagle Mines Limited

Experience: Mr. Aljoundi was appointed President and Chief Executive Officer (CEO) of Agnico Eagle Mines Limited in February 2022. Prior to this, he was President of Agnico Eagle from 2015 to 2022. Mr. Aljoundi also served as Agnico’s Senior Vice-President and Chief Financial Officer and has over 20 years of experience in finance and business strategy. Mr. Aljoundi has extensive experience in mining, capital markets and banking. Prior to 2015 he served in various senior financial roles at Barrick Gold Corporation, including Executive Vice-President and Chief Financial Officer, Senior Vice-President of Capital Allocation and Business Strategy and Senior Vice-President of Finance. He held senior roles at Barrick South America, including Executive Director and Chief Financial Officer and was also Vice-President Structured Finance at Citibank, Canada. Mr. Aljoundi is a member of the Board of Directors of St. Michael’s Hospital Foundation.

Education: Mr. Aljoundi holds a Mechanical Engineering degree (with distinction) from the University of Toronto and a Master of Business Administration degree (with honours) from Western University.

Other public company board directorships during last five years

Current:	Current committee memberships:

Agnico Eagle Mines Limited – since February 2022	–

2022 Board and committee membership and attendance

Overall attendance: 100% Board (from April 2022): 4/4 Risk Management Committee (from April 2022): 3/3

CIBC equity - Mr. Aljoundi has until April 6, 2027 to meet the equity ownership guideline(1)

Year	Shares(2) (#)	DSUs(3) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(4) ($)	Total as a multiple of share ownership guideline(5)

2023	4,000	2,982	6,982	382,404	0.5x

2022	4,000	0	4,000	294,900	0.4x

(1)

On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

(2)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 9, 2023 (the date of information in our 2023 management proxy circular) and February 10, 2022 (the date of information in our 2022 management proxy circular).

(3)	“DSUs” refers to the number of deferred share units held by a nominee on February 9, 2023 and February 10, 2022.

(4)

“Total value of Shares/DSUs” for 2023 and 2022 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 30, 2022 ($54.77) and December 31, 2021 ($73.72).

(5)	“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $800,000 for 2023 and $750,000 for 2022.

C I B C P R O X Y C I R C U L A R	10

Directors

CHARLES J.G. BRINDAMOUR, Toronto, Ontario, Canada

Director since: 2020

Age: 52

Independent

2022 Shareholder

votes in favour: 99.6%

Skills:	◾ Strategy	◾ Financial Expertise
	◾ Financial Services	◾ Risk Management/Risk Governance

Principal occupation: Chief Executive Officer, Intact Financial Corporation

Experience:  Mr. Brindamour is Chief Executive Officer of Intact Financial Corporation, the largest provider of property and casualty insurance in Canada and a leading provider of specialty insurance in North America. Mr. Brindamour began his career with Intact in 1992, and has been Chief Executive Officer of Intact Financial Corporation since 2008. Mr. Brindamour has deep experience in the global financial services industry, is a respected business leader with more than 25 years of operating experience and is a past recipient of Canada’s Outstanding CEO of the Year Award. Mr. Brindamour serves on the boards of the Geneva Association and the Business Council of Canada and is co-founder of the Intact Centre for Climate Adaptation at the University of Waterloo.

Education: Mr. Brindamour is a graduate of Laval University in Actuarial Sciences and an Associate of the Casualty Actuarial Society and was awarded an honorary Doctorate from HEC Montréal.

Other public company board directorships during last five years

Current:	Current committee memberships:

Intact Financial Corporation – since 2008	–

Former:

Hydro One – 2015 to 2018

2022 Board and committee membership and attendance

Overall attendance: 100%

Board: 9/9

Risk Management Committee: 6/6

CIBC equity - Mr. Brindamour meets the equity ownership guideline(1)

Year	Shares(2) (#)	DSUs(3) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(4) ($)	Total as a multiple of share ownership guideline(5)

2023	27,949	0	27,949	1,530,767	1.9x

2022	26,382	0	26,382	1,945,013	2.6x

(1)

On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

(2)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 9, 2023 (the date of information in our 2023 management proxy circular) and February 10, 2022 (the date of information in our 2022 management proxy circular).

(3)	“DSUs” refers to the number of deferred share units held by a nominee on February 9, 2023 and February 10, 2022.

(4)

“Total value of Shares/DSUs” for 2023 and 2022 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 30, 2022 ($54.77) and December 31, 2021 ($73.72).

(5)	“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $800,000 for 2023 and $750,000 for 2022.

11	C I B C P R O X Y C I R C U L A R

Directors

NANCI E. CALDWELL, Woodside, California, USA

Director since: 2015

Age: 64

Independent

2022 Shareholder

votes in favour: 95.6%

Skills:	◾ Strategy	◾ Corporate Responsibility for ESG
	◾ Human Resources Management/Compensation	◾ Information Technology

Principal occupation: Corporate Director

Experience:  Ms. Caldwell was Executive Vice-President and Chief Marketing Officer for PeopleSoft, Inc. from 2002 through 2004. She held increasingly senior and executive sales and marketing roles at Hewlett Packard Company in Canada and the US from 1982 to 2001. Ms. Caldwell has served on several public and private technology company boards since 2005 and has more than 25 years of operating experience in the global technology and software industries. Ms. Caldwell has served as a director on private company boards, including JDA Software, LiveOps Inc., Sophos, plc and Network General Corporation.

Education: Ms. Caldwell holds a Bachelor of Arts degree from Queen’s University and completed Western University’s Executive Marketing Management Program.

Other public company board directorships during last five years

Current:	Current committee memberships:

Equinix, Inc. – since 2015 Procore Technologies Inc. – since 2020	Nominating and Governance (Chair); Talent, Culture and Compensation Compensation (Chair); Nominating and Governance

Former:

Citrix Systems, Inc. – 2008 to 2022 (ceased to be a public company in 2022)

Donnelley Financial Solutions Inc. – 2016 to 2020

Talend – 2017 to 2020

2022 Board and committee membership and attendance

Overall attendance: 100%

Board: 9/9

Corporate Governance Committee (from April 2022): 2/2

Management Resources and Compensation Committee: 6/6

CIBC equity - Ms. Caldwell meets the equity ownership guideline(1)

Year	Shares(2) (#)	DSUs(3) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(4) ($)	Total as a multiple of share ownership guideline(5)

2023	18,910	0	18,910	1,035,701	1.8x

2022	16,468	0	16,468	1,214,103	1.3x

(1)

On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

(2)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 9, 2023 (the date of information in our 2023 management proxy circular) and February 10, 2022 (the date of information in our 2022 management proxy circular).

(3)	“DSUs” refers to the number of deferred share units held by a nominee on February 9, 2023 and February 10, 2022.

(4)

“Total value of Shares/DSUs” for 2023 and 2022 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 30, 2022 ($54.77) and December 31, 2021 ($73.72).

(5)

“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $800,000 for 2023 and $750,000 for 2022. Directors who are US citizens and whose primary residence is in the US received their fees in US dollars and their share ownership guideline is in US dollars. For purposes of calculating US director ownership against the guideline, the US dollar amount has been converted to Canadian dollars using the WM/Reuters exchange rate of US$1.00 = C$1.3622 for 2022 and US$1.00 = C$1.2374 for 2021 reflecting the foreign exchange rate on the last trading day of the fiscal year.

C I B C P R O X Y C I R C U L A R	12

Directors

MICHELLE L. COLLINS, Chicago, Illinois, USA

Director since: 2017

Age: 62

Independent

2022 Shareholder

votes in favour: 99.5%

Skills:	◾ Strategy	◾ Financial Expertise
	◾ Financial Services	◾ Legal/Regulatory/Compliance

Principal occupation: President, Cambium LLC

Experience:  Ms. Collins has been President of Cambium LLC since 2007. Cambium is a Chicago-based business and financial advisory firm that serves small and medium-sized businesses. She has 30 years of experience in corporate governance, investment banking, and private equity and significant corporate board experience, having served as a director for several publicly traded companies across a wide range of industries. Ms. Collins is a director and chair of the Audit Committees of CIBC Bancorp USA Inc., CIBC Bank USA and a member of the Global Risk Institute. She is Chair of the Board of Trustees of National Louis University, a member of the Advisory Boards of Svoboda Capital Partners, LLC, Cedar Street Asset Management, and 5th Century Partners, LLC. Ms. Collins has also served on several philanthropic and non-profit boards, including the Chicago Public Library Foundation, the Museum of Science and Industry and The Commercial Club of Chicago.

Ms. Collins is a past recipient of the Outstanding Leader Award for Business from the YWCA in recognition of her distinguished career in business, her community involvement and willingness to take on leadership positions on impacting women’s lives and racial justice.

Education: Ms. Collins holds a Bachelor of Arts degree in Economics from Yale University and a Master of Business Administration degree from Harvard Graduate School of Business.

Other public company board directorships during last five years

Current:	Current committee memberships:

Ryan Specialty Group Holdings, Inc. – since 2021	Audit

Ulta Beauty Inc. – since 2014	Audit; Compensation

2022 Board and committee membership and attendance

Overall attendance: 100%

Board: 9/9

Audit Committee: 7/7

CIBC equity - Ms. Collins meets the equity ownership guideline(1)

Year	Shares(2) (#)	DSUs(3) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(4) ($)	Total as a multiple of share ownership guideline(5)

2023	2,714	30,130(6)	32,844	1,798,866	3.1x

2022	2,714	24,658(6)	27,372	2,018,001	2.2x

(1)

On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

(2)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 9, 2023 (the date of information in our 2023 management proxy circular) and February 10, 2022 (the date of information in our 2022 management proxy circular).

(3)	“DSUs” refers to the number of deferred share units held by a nominee on February 9, 2023 and February 10, 2022.

(4)

“Total value of Shares/DSUs” for 2023 and 2022 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 30, 2022 ($54.77) and December 31, 2021 ($73.72).

(5)

“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $800,000 for 2023 and $750,000 for 2022. Directors who are US citizens and whose primary residence is in the US received their fees in US dollars and their share ownership guideline is in US dollars. For purposes of calculating US director ownership against the guideline, the US dollar amount has been converted to Canadian dollars using the WM/Reuters exchange rate of US$1.00 = C$1.3622 for 2022 and US$1.00 = C$1.2374 for 2021 reflecting the foreign exchange rate on the last trading day of the fiscal year.

(6)	Includes DSUs earned for serving on the Boards of CIBC Bancorp USA Inc. and CIBC Bank USA.

13	C I B C P R O X Y C I R C U L A R

Directors

LUC DESJARDINS, Toronto, Ontario, Canada

Director since: 2009

Age: 70

Independent

2022 Shareholder

votes in favour: 97.9%

Skills:	◾ Strategy	◾ Human Resources Management/Compensation
	◾ Financial Expertise	◾ Information Technology

Principal occupation: President and Chief Executive Officer, Superior Plus Corp.

Experience:  Mr. Desjardins has been President and Chief Executive Officer of Superior Plus Corp., a Toronto-based public company that distributes and markets propane and distillates in both the US and Canada, since 2011. Mr. Desjardins was an equity partner at The Sterling Group, LP from 2008 to 2011 and President and Chief Executive Officer of Transcontinental Inc. from 2004 to 2008. Throughout his career, Mr. Desjardins has delivered growth through innovative branding and differentiation of consumer experience. Mr. Desjardins is a director of Gestion Jourdan SEC, a member of the Chief Executives Organization and a member of the 30% Club Canada. Mr. Desjardins is also a recipient of the Harvard Presidents’ Seminar “Leader of Leaders” award and the Presidents’ Program in Leadership diploma from Harvard Business School.

Education: Mr. Desjardins holds a Master of Business Administration degree from Université du Québec à Montréal and is a graduate of the Harvard Business School Management Development Program.

Other public company board directorships during last five years

Current:	Current committee memberships:

Superior Plus Corp. – since 2011	–

2022 Board and committee membership and attendance

Overall attendance: 100%

Board: 9/9

Audit Committee (to April 2022): 4/4

Management Resources and Compensation Committee (from April 2022): 3/3

CIBC equity - Mr. Desjardins meets the equity ownership guideline(1)

Year	Shares(2) (#)	DSUs(3) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(4) ($)	Total as a multiple of share ownership guideline(5)

2023	22,732	12,670	35,402	1,938,968	2.4x

2022	22,732	10,092	32,824	2,419,949	3.2x

(1)

On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

(2)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 9, 2023 (the date of information in our 2023 management proxy circular) and February 10, 2022 (the date of information in our 2022 management proxy circular).

(3)	“DSUs” refers to the number of deferred share units held by a nominee on February 9, 2023 and February 10, 2022.

(4)

“Total value of Shares/DSUs” for 2023 and 2022 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 30, 2022 ($54.77) and December 31, 2021 ($73.72).

(5)	“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $800,000 for 2023 and $750,000 for 2022.

C I B C P R O X Y C I R C U L A R	14

Directors

VICTOR G. DODIG, Toronto, Ontario, Canada

Director since: 2014

Age: 57

Not Independent

See “Director Independence” on page 38.

2022 Shareholder

votes in favour: 99.4%

Skills:	◾ Strategy	◾ Financial Expertise
	◾ Financial Services	◾ Human Resources Management/Compensation

Principal occupation: President and Chief Executive Officer, CIBC

Experience:  Mr. Dodig has been President and Chief Executive Officer of the CIBC group of companies since September 2014. He brings more than 25 years of extensive business and banking experience, including leading CIBC’s Wealth Management, Asset Management and Retail Banking businesses. Over his career, Mr. Dodig also led several businesses with UBS and Merrill Lynch in Canada and internationally, and was a management consultant with McKinsey & Company. Mr. Dodig is currently Chair of the Business Council of Canada. Mr. Dodig is a vocal advocate for inclusion in the workplace and is Chair of the Inclusion and Diversity Leadership Council at CIBC. He was President of the 2022 International Monetary Conference, is past Co-Chair of the BlackNorth Initiative, past Chair of the Catalyst Canada Advisory Board and past Chair of the 30% Club Canada. In addition to the public company directorship noted below, Mr. Dodig is a member of the International Advisory Committee of the Brookings Institute.

Education:  Mr. Dodig holds a Bachelor of Commerce degree from the University of Toronto (St. Michael’s College), a Master of Business Administration degree from the Harvard Business School where he was recognized as a Baker Scholar, and a Diploma from the Institut d’études politiques in Paris. He has received an honorary Doctor of Laws degree from Toronto Metropolitan University (formerly Ryerson University).

Other public company board directorships during last five years

Current:	Current committee memberships:

TELUS Corporation – Since May 2022	–

2022 Board and committee membership and attendance

Overall attendance: 100%

Board: 9/9

Mr. Dodig does not receive compensation for his services as a director. For information on Mr. Dodig’s equity ownership, see “Equity ownership of NEOs at October 31, 2022” on page 74 of the Circular.

15	C I B C P R O X Y C I R C U L A R

Directors

KEVIN J. KELLY, Toronto, Ontario, Canada

Director since: 2013

Age: 67

Independent

2022 Shareholder

votes in favour: 99.6%

Skills:	◾ Strategy	◾ Financial Expertise
	◾ Financial Services	◾ Human Resources Management/Compensation

Principal occupation: Corporate Director

Experience:  Mr. Kelly was Lead Director of the Ontario Securities Commission from 2010 to 2012 and Commissioner from 2006 to 2010. He has more than 30 years’ experience in wealth and asset management in Canada and the US. Mr. Kelly was President and Co-Chief Executive Officer of Wellington West Capital, Inc. from 2004 to 2005, President of Fidelity Brokerage Company in Boston from 2000 to 2003, President of Fidelity Investments Institutional Services Company from 1997 to 2000, President of Fidelity Canada from 1996 to 1997, and President and Chief Executive Officer of Bimcor Inc. from 1992 to 1996. Mr. Kelly is a director of CIBC Bancorp USA Inc., CIBC Bank USA and CIBC National Trust Company. Mr. Kelly is also a member of the Canadian Public Accountability Board.

Education: Mr. Kelly holds a Bachelor of Commerce degree from Dalhousie University.

Other public company board directorships during last five years

None

2022 Board and committee membership and attendance

Overall attendance: 100%

Board: 9/9

Management Resources and Compensation Committee (Chair): 6/6

CIBC equity - Mr. Kelly meets the equity ownership guideline(1)

Year	Shares(2) (#)	DSUs(3) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(4) ($)	Total as a multiple of share ownership guideline(5)

2023	12,404	50,149	62,553	3,426,028	4.3x

2022	12,404	43,412	55,816	4,115,035	5.5x

(1)

On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

(2)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 9, 2023 (the date of information in our 2023 management proxy circular) and February 10, 2022 (the date of information in our 2022 management proxy circular).

(3)	“DSUs” refers to the number of deferred share units held by a nominee on February 9, 2023 and February 10, 2022.

(4)

“Total value of Shares/DSUs” for 2023 and 2022 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 30, 2022 ($54.77) and December 31, 2021 ($73.72).

(5)	“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $800,000 for 2023 and $750,000 for 2022.

C I B C P R O X Y C I R C U L A R	16

Directors

CHRISTINE E. LARSEN, Montclair, New Jersey, USA

Director since: 2016

Age: 61

Independent

2022 Shareholder

votes in favour: 99.6%

Skills:	◾ Financial Services	◾ Legal/Regulatory/Compliance
	◾ Risk Management/Risk Governance	◾ Information Technology

Principal occupation: Corporate Director

Experience:  Ms. Larsen was Executive Vice-President, Chief Operations Officer of First Data Corporation from 2013 to December 2018. She held various progressively senior roles at JPMorgan Chase & Co. from 2006 to 2013. Before joining JPMorgan Chase, she held several leadership roles at Citigroup for 12 years. Ms. Larsen is a Limited Partner Advisor at NYCA Partners and Vice-Chair of the Board of Trustees of Syracuse University.

Education: Ms. Larsen holds a Bachelor of Arts (Phi Beta Kappa) degree from Cornell College and a Master of Library Science degree from Syracuse University (University Fellow).

Other public company board directorships during last five years

Former:

Datto Holding Corp. – 2021 to June 2022

Paya Holdings, Inc. – 2020 to May 2022

2022 Board and committee membership and attendance

Overall attendance: 100%

Board: 9/9

Risk Management Committee: 6/6

CIBC equity - Ms. Larsen meets the equity ownership guideline(1)

Year	Shares(2) (#)	DSUs(3) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(4) ($)	Total as a multiple of share ownership guideline(5)

2023	19,815	0	19,815	1,085,268	1.8x

2022	17,422	0	17,422	1,284,437	1.4x

(1)

On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

(2)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 9, 2023 (the date of information in our 2023 management proxy circular) and February 10, 2022 (the date of information in our 2022 management proxy circular).

(3)	“DSUs” refers to the number of deferred share units held by a nominee on February 9, 2023 and February 10, 2022.

(4)

“Total value of Shares/DSUs” for 2023 and 2022 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 30, 2022 ($54.77) and December 31, 2021 ($73.72).

(5)

“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $800,000 for 2023 and $750,000 for 2022. Directors who are US citizens and whose primary residence is in the US received their fees in US dollars and their share ownership guideline is in US dollars. For purposes of calculating US director ownership against the guideline, the US dollar amount has been converted to Canadian dollars using the WM/Reuters exchange rate of US$1.00 = C$1.3622 for 2022 and US$1.00 = C$1.2374 for 2021 reflecting the foreign exchange rate on the last trading day of the fiscal year.

17	C I B C P R O X Y C I R C U L A R

Directors

MARY LOU MAHER, Toronto, Ontario, Canada

Director since: 2021

Age: 62

Independent

2022 Shareholder

votes in favour: 99.3%

Skills:	◾ Financial Expertise	◾ Human Resources Management/Compensation
	◾ Risk Management/Risk Governance	◾ Corporate Responsibility for ESG

Principal occupation: Corporate Director

Experience:  Ms. Maher was Canadian Managing Partner, Quality and Risk, KPMG Canada from 2017 to February 2021. She was also Global Head of Inclusion and Diversity KPMG International for the same period. Ms. Maher was with KPMG since 1983, in various executive and governance roles, including Chief Financial Officer and Chief Human Resources Officer. Ms. Maher was a member of the World Economic Forum focused on Human Rights - the business perspective and has served on other not-for-profit boards, including as Chair of Women’s College Hospital and member of the CPA Ontario Council. She is a member of the Board of Governors of McMaster University and a member of the Canadian Public Accountability Board. Ms. Maher created KPMG Canada’s first ever National Diversity Council and was the executive sponsor of pride@kpmg. Ms. Maher received the Wayne C. Fox Distinguished Alumni Award from McMaster University in recognition of her work on inclusion and diversity, was inducted into the Hall of Fame for the WXN 100 Top Most Powerful Women in Canada, received a Lifetime Achievement Award from Out on Bay Street (Proud Strong), and the Senior Leadership Award for Diversity from the Canadian Centre for Diversity and Inclusion. Ms. Maher completed the Competent Board for ESG Program.

Education: Ms. Maher holds a Bachelor of Commerce degree from McMaster University and holds the designation of FCPA, FCA.

Other public company board directorships during last five years

Current:	Current committee memberships:

CAE Inc. – since May 2021	Audit; Human Resources

Magna International Inc. - since May 2021	Audit; Technology

2022 Board and committee membership and attendance

Overall attendance: 100%

Board: 9/9

Risk Management Committee (to April 2022): 3/3

Audit Committee (Chair) (from April 2022): 3/3

CIBC equity - Ms. Maher has until April 7, 2026 to meet the equity ownership guideline(1)

Year	Shares(2) (#)	DSUs(3) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(4) ($)	Total as a multiple of share ownership guideline(5)

2023	2,056	6,110	8,166	447,252	0.6x

2022	2,056	2,362	4,418	325,717	0.4x

(1)

On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

(2)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 9, 2023 (the date of information in our 2023 management proxy circular) and February 10, 2022 (the date of information in our 2022 management proxy circular).

(3)	“DSUs” refers to the number of deferred share units held by a nominee on February 9, 2023 and February 10, 2022.

(4)

“Total value of Shares/DSUs” for 2023 and 2022 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 30, 2022 ($54.77) and December 31, 2021 ($73.72).

(5)	“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $800,000 for 2023 and $750,000 for 2022.

C I B C P R O X Y C I R C U L A R	18

Directors

THE HONOURABLE WILLIAM F. MORNEAU, P.C., Toronto, Ontario, Canada

Director since:

November 2022

Age: 60

Independent

2022 Shareholder

votes in favour: n/a

Skills:	◾ Strategy	◾ Corporate Responsibility for ESG
	◾ Human Resources Management/Compensation	◾ Public/Government Relations

Principal occupation: Corporate Director

Experience:  Mr. Morneau was Canada’s Minister of Finance, a member of Parliament for Toronto Centre, Governor at the International Monetary Fund and at the World Bank from 2015 to 2020. He was also active in international socio-economic forums including the OECD. From 1990 to 2015 Mr. Morneau led Morneau Shepell, which became the largest human resource and pension services provider in Canada during that time. Mr. Morneau previously served as Chair of St. Michael’s Hospital, Covenant House and the C.D. Howe Institute. He is currently Chair of Magnet at Toronto Metropolitan University and Senior Advisor at Boston Consulting Group.

Education: Mr. Morneau holds a Bachelor of Arts degree from Western University, a Master of Science degree from London School of Economics and a Master of Business Administration degree from INSEAD.

Other public company board directorships during last five years

Current:	Current committee memberships:

Clairvest Group Inc – since June 2022	-

2022 Board and committee membership and attendance

n/a

CIBC equity - Mr. Morneau has until November 1, 2027 to meet the equity ownership guideline

Year	Shares(1) (#)	DSUs(2) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(3) ($)	Total as a multiple of share ownership guideline(4)

2023	0	965	965	52,853	0.1x

(1)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 9, 2023 (the date of information in our 2023 management proxy circular).

(2)	“DSUs” refers to the number of deferred share units held by a nominee on February 9, 2023.

(3)	“Total value of Shares/DSUs” for 2023 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 30, 2022 ($54.77).

(4)	“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $800,000.

19	C I B C P R O X Y C I R C U L A R

Directors

KATHARINE B. STEVENSON, Toronto, Ontario, Canada

Director since: 2011

Chair of the Board

since: 2021

Age: 60

Independent

2022 Shareholder

votes in favour: 98.8%

Skills:	◾ Strategy	◾ Financial Expertise
	◾ Financial Services	◾ Risk Management/Risk Governance

Principal occupation: Chair of the Board, CIBC

Experience:  Ms. Stevenson has been Chair of the Board of CIBC since 2021. She has extensive business and corporate governance experience, having served on numerous public company and not-for-profit boards in Canada and the US over the past two decades, where she has consistently assumed leadership roles. Previously, Ms. Stevenson was a financial executive in the telecommunications and banking sectors. Ms. Stevenson is a director of CIBC Bancorp USA Inc., CIBC Bank USA, CIBC National Trust Company and a member of the Board of Directors of Unity Health Toronto. Ms. Stevenson has been named one of the Top 100 Most Powerful Women in Canada.

Education: Ms. Stevenson holds a Bachelor of Arts degree (Magna Cum Laude) from Harvard University and is a member of the Institute of Corporate Directors with the designation ICD.D.

Other public company board directorships during last five years

Current:	Current committee memberships:

Capital Power Corporation – since 2017	Audit; People, Culture, and Governance

Open Text Corporation – since 2008	Audit

Former:

CAE Inc. – 2007 to 2019

2022 Board and committee membership and attendance

Overall attendance: 100%

Board: 9/9

CIBC equity - Ms. Stevenson meets the equity ownership guideline(1)

Year	Shares(2) (#)	DSUs(3) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(4) ($)	Total as a multiple of share ownership guideline(5)

2023	58,370	0	58,370	3,196,925	4.0x

2022	56,540	0	56,540	4,168,412	5.6x

(1)

On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

(2)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 9, 2023 (the date of information in our 2023 management proxy circular) and February 10, 2022 (the date of information in our 2022 management proxy circular).

(3)	“DSUs” refers to the number of deferred share units held by a nominee on February 9, 2023 and February 10, 2022.

(4)

“Total value of Shares/DSUs” for 2023 and 2022 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 30, 2022 ($54.77) and December 31, 2021 ($73.72).

(5)	“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $800,000 for 2023 and $750,000 for 2022.

C I B C P R O X Y C I R C U L A R	20

Directors

MARTINE TURCOTTE, Ad.E., Verdun, Québec, Canada

Director since: 2014

Age: 62

Independent

2022 Shareholder

votes in favour: 98.8%

Skills:	◾ Corporate Responsibility for ESG	◾ Public/Government Relations
	◾ Legal/Regulatory/Compliance	◾ Information Technology

Principal occupation: Corporate Director

Experience:  Ms. Turcotte was Vice Chair, Québec of BCE Inc. and Bell Canada from 2011 to 2020. She was Chief Legal Officer of BCE from 1999 to 2008 and of Bell Canada from 2003 to 2008 and was Executive Vice-President and Chief Legal and Regulatory Officer of BCE and Bell Canada from 2008 to 2011. Ms. Turcotte has more than 25 years of strategic, legal and regulatory experience. In addition to the public company directorships noted below, Ms. Turcotte is Chair of the Board of Directors of The Institute of Corporate Directors Québec and is a member of the McGill University Bicentennial Campaign Cabinet Executive Committee. Ms. Turcotte is a past recipient of the Canadian General Counsel Lifetime Achievement award, was inducted into the Hall of Fame of the Top 100 Most Powerful Women in Canada, received the title of Advocatus Emeritus from the Québec Bar Association for professional excellence and was awarded both the Queen’s Gold and Diamond Jubilee Medals in recognition of her contributions to Canada. In 2020, Ms. Turcotte was appointed Chair of the Judicial Compensation and Benefits Commission.

Education: Ms. Turcotte holds a Bachelor degree in Civil Law and Common Law from McGill University and a Master of Business Administration degree from the London Business School.

Other public company board directorships during last five years

Current:	Current committee memberships:

Empire Company Limited/Sobeys Inc. – since 2012	Human Resources

2022 Board and committee membership and attendance

Overall attendance: 100%

Board: 9/9

Corporate Governance Committee: 5/5

Management Resources and Compensation Committee: 6/6

CIBC equity - Ms. Turcotte meets the equity ownership guideline(1)

Year	Shares(2) (#)	DSUs(3) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(4) ($)	Total as a multiple of share ownership guideline(5)

2023	824	42,139	42,963	2,353,084	2.9x

2022	824	38,064	38,888	2,867,018	3.8x

(1)

On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13,2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

(2)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 9, 2023 (the date of information in our 2023 management proxy circular) and February 10, 2022 (the date of information in our 2022 management proxy circular).

(3)	“DSUs” refers to the number of deferred share units held by a nominee on February 9, 2023 and February 10, 2022.

(4)

“Total value of Shares/DSUs” for 2023 and 2022 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 30, 2022 ($54.77) and December 31, 2021 ($73.72).

(5)	“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $800,000 for 2023 and $750,000 for 2022.

21	C I B C P R O X Y C I R C U L A R

Directors

BARRY L. ZUBROW, West Palm Beach, Florida, USA

Director since: 2015

Age: 69

Independent

2022 Shareholder

votes in favour: 98.7%

Skills:	◾ Financial Services	◾ Legal/Regulatory/Compliance
	◾ Risk Management/Risk Governance	◾ Information Technology

Principal occupation: Chief Executive Officer, ITB LLC

Experience:  Mr. Zubrow has been Chief Executive Officer of investment-management firm ITB LLC since 2021, after serving as President of ITB LLC since 2003. He is also a lecturer at the University of Chicago Law School. Mr. Zubrow was a senior executive at JPMorgan Chase & Co. and The Goldman Sachs Group, Inc. and has more than 40 years of financial services experience. Mr. Zubrow is a director of CIBC Bancorp USA Inc., CIBC Bank USA, MIO Partners and Accellix. Mr. Zubrow is also an Emeritus Manager of Haverford College, and a member of the Council on Foreign Relations.

Education:  Mr. Zubrow holds a Bachelor of Arts degree from Haverford College where he is an Emeritus Manager and former Chairman of the Board of Managers. He has a Master of Business Administration degree from the University of Chicago Graduate School of Business and a J.D. degree from the University of Chicago Law School.

Other public company board directorships during last five years

Former:

Hudson Executive Investment Corp. III – 2021 to December 2022

2022 Board and committee membership and attendance

Overall attendance: 100%

Board: 9/9

Corporate Governance Committee: 5/5

Risk Management Committee (Chair): 6/6

CIBC equity - Mr. Zubrow meets the equity ownership guideline(1)

Year	Shares(2) (#)	DSUs(3) (#)	Total Shares/DSUs (#)	Total value of Shares/DSUs(4) ($)	Total as a multiple of share ownership guideline(5)

2023	18,588	5,516	24,104	1,320,176	2.2x

2022	18,588	2,684	21,272	1,568,278	1.7x

(1)

On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

(2)

“Shares” refers to the number of CIBC common shares a nominee beneficially owned, or exercised control or direction over on February 9, 2023 (the date of information in our 2023 management proxy circular) and February 10, 2022 (the date of information in our 2022 management proxy circular).

(3)	“DSUs” refers to the number of deferred share units held by a nominee on February 9, 2023 and February 10, 2022.

(4)

“Total value of Shares/DSUs” for 2023 and 2022 is calculated by multiplying “Total Shares/DSUs” by the closing price of a CIBC common share on the Toronto Stock Exchange on December 30, 2022 ($54.77) and December 31, 2021 ($73.72).

(5)

“Total as a multiple of share ownership guideline” was calculated by dividing “Total value of Shares/DSUs” by the equity share ownership guideline of $800,000 for 2023 and $750,000 for 2022. Directors who are US citizens and whose primary residence is in the US received their fees in US dollars and their share ownership guideline is in US dollars. For purposes of calculating US director ownership against the guideline, the US dollar amount has been converted to Canadian dollars using the WM/Reuters exchange rate of US$1.00 = C$1.3622 for 2022 and US$1.00 = C$1.2374 for 2021 reflecting the foreign exchange rate on the last trading day of the fiscal year.

C I B C P R O X Y C I R C U L A R	22

Directors

Board and committee meeting frequency and overall attendance in fiscal 2022

During fiscal 2022, directors attended 100% of regular Board and committee meetings, as set out below. Individual director nominee attendance is in their biographies starting on page 10. For information on director attendance expectations, see the Statement of Corporate Governance Practices – “Director Tenure – Meeting attendance record” beginning on page 42.

Board and Committees	Number of Meetings		Overall Attendance at Regular Meetings
	Number of Regular Meetings	Number of Special Meetings
Board	9	3	100%
Audit Committee	7	1	100%
Corporate Governance Committee	5	2	100%
Management Resources and Compensation Committee	6	1	100%
Risk Management Committee	6	6	100%

In addition to regularly scheduled board and committee meetings, during fiscal 2022, the Board reviewed the key performance indicators relating to CIBC’s long-term strategic focus and near-term priorities and participated in director development sessions focused on key emerging themes related to CIBC’s business, strategy and operations.

Attendance of directors not standing for re-election

Nicholas D. Le Pan and Jane L. Peverett are retiring from the Board. During fiscal 2022, Mr. Le Pan and Ms. Peverett attended 100% of all regular Board, Audit Committee and Corporate Governance Committee meetings.

Director nominee independence

The Board determined that each director nominee is independent except Victor G. Dodig because he is President and Chief Executive Officer of CIBC.

All members of the Board committees are independent under the Board’s independence standards available at www.cibc.com. These standards incorporate the Affiliated Persons (Banks) Regulations, the New York Stock Exchange (NYSE) corporate governance rules, CSA corporate governance guidelines and the OSFI Corporate Governance Guideline provisions. For information about how the Board determines director independence, see the Statement of Corporate Governance Practices – “Director Independence” beginning on page 38.

23	C I B C P R O X Y C I R C U L A R

Directors

Director nominee skills and experience

All director nominees have skills and experience acquired from senior roles in major organizations. In the table below are the skills identified by each director nominee through a self-assessment questionnaire. The top four skills of the director nominees are set out in their biographies on pages 10 to 22.

Director Compensation

CIBC’s director compensation program is designed to attract and retain people with the skills and experiences to act as directors of CIBC. The Corporate Governance Committee evaluates director compensation against companies in the financial services sector that are of comparable size, scope, market presence and complexity to CIBC. Based on these criteria, CIBC director compensation is targeted within the range of its comparator group: Bank of Montreal, National Bank of Canada, Royal Bank of Canada, Bank of Nova Scotia, the Toronto-Dominion Bank, Manulife Financial and Sun Life Financial.

The Corporate Governance Committee reviews CIBC’s director compensation program annually to make sure it aligns with the interests of our shareholders, is competitive with the market, and reflects best practices. The Committee also considers the evolving complexity of CIBC businesses and its regulatory environment; the increasing engagement of directors with regulators and other stakeholders; the workload and time commitment of Board members; and CIBC’s ability to remain competitive with peers in attracting and retaining directors with the expertise and experiences required for CIBC’s Board.

Based on the Corporate Governance Committee’s review and recommendation in 2022, the Board approved the following changes with effect from November 1, 2022:

◾	increasing the director retainer from $225,000 to $240,000, with the increase paid in equity;
◾	increasing the independent Board Chair retainer from $450,000 to $470,000, with the increase paid in equity; and
◾	increasing the director equity ownership guideline from $750,000 to $800,000.

C I B C P R O X Y C I R C U L A R	24

Directors

Director compensation components

The table below sets out the components of director compensation(1).

	For Fiscal 2022 ($)	Effective November 1, 2022 For Fiscal 2023 ($)

Annual Retainers

Cash (may be taken as cash, shares or DSUs(2))

Chair of the Board(3)	195,000	195,000

Other Directors(4)	100,000	100,000

Equity (may be taken as shares or DSUs)

Chair of the Board(3)	250,000	270,000

Other Directors	125,000	140,000

Committee Chair	50,000	50,000

Committee membership in excess of one(5)	15,000	15,000

Meeting Attendance and Travel Fees
Ad-hoc committees (per meeting)	1,000	1,000
Travel (per trip)(6)	2,000	2,000

(1)	CIBC directors who are US citizens and whose primary residence is in the US are paid their director compensation in US dollars.

(2)

A DSU (deferred share unit) is a bookkeeping entry credited quarterly to an account maintained for a director. The value of a director’s DSU account is payable in cash in a lump sum when he or she is no longer a director of CIBC or a subsidiary or affiliate of CIBC. The redemption value of a DSU is based on the value of the common shares of CIBC determined in accordance with the director equity plans. Directors are entitled to dividend equivalent payments that are credited quarterly in the form of additional DSUs at the same rate as dividends on common shares. DSUs do not entitle the holder to voting or other shareholder rights.

(3)	The Chair of the Board receives no compensation as a director of CIBC other than the annual cash and equity retainers for the Chair of the Board.

(4)	Paid for service on the Board and one committee.

(5)	Paid for service on each additional committee in excess of one (excluding special ad-hoc committees and committee chairs).

(6)	Paid for attending Board or committee meetings in person, where the distance from the director’s primary place of residence to the meeting location is 300 km or more.

Directors are reimbursed for travel, accommodation and other out-of-pocket expenses incurred in attending meetings and carrying out their duties as a director. In addition, CIBC pays the cost for administration of the office of the Chair of the Board. Independent directors do not receive stock options and do not participate in CIBC’s pension plans.

Restrictions on trading and hedging CIBC Securities

Directors are prohibited from using hedging strategies to offset a decrease in the market value of CIBC securities. For more information see page 89 “Restrictions on trading and hedging CIBC Securities”.

25	C I B C P R O X Y C I R C U L A R

Directors

Director compensation table

The table below sets out total compensation paid to independent directors during fiscal 2022 and includes compensation paid to directors who were asked to serve on the boards of CIBC Bancorp USA Inc. and CIBC Bank USA.

	Fees Earned(2)						Allocation of Fees

Name(1) (all figures in C$)	Annual Retainer		Committee Member and Chair Retainers	Travel Fees	All Other Compensation	Total Compensation	Cash	Share-Based
	Equity	Cash						Common Shares	DSUs

Ammar Aljoundi	70,313	56,250	-	-	-	126,563	-	-	126,563

Charles J.G. Brindamour	125,000	100,000	-	-	-	225,000	-	225,000	-

Nanci E. Caldwell(3)	162,815	130,252	-	13,123	17,610	323,800	160,985	162,815	-

Michelle L. Collins(4)	162,815	130,252	-	13,123	225,276	531,466	277,474	-	253,992

Patrick D. Daniel(5)	54,688	43,750	-	4,000	16,562	119,000	54,312	-	54,688

Luc Desjardins(3)	125,000	100,000	-	-	5,000	230,000	105,000	-	125,000

Kevin J. Kelly(4)	125,000	100,000	50,000	-	188,866	463,866	188,866	-	275,000

Christine E. Larsen(3)	162,815	130,252	-	13,123	6,479	312,669	149,854	162,815	-

Nicholas D. Le Pan(4)	125,000	100,000	21,875	10,000	227,511	484,386	359,386	125,000	-

Mary Lou Maher	125,000	100,000	28,125	-	-	253,125	28,125	-	225,000

Jane L. Peverett	125,000	100,000	50,000	8,000	-	283,000	158,000	125,000	-

Katharine B. Stevenson(4)	250,000	195,000	-	-	175,841	620,841	370,841	250,000	-

Martine Turcotte	125,000	100,000	-	10,000	15,000	250,000	125,000	-	125,000

Barry L. Zubrow(4)	162,815	130,252	65,126	13,123	251,533	622,849	460,034	-	162,815

TOTAL	1,901,261	1,516,008	215,126	84,492	1,129,678	4,846,565	2,437,877	1,050,630	1,348,058

(1)	Mr. Dodig did not receive compensation for his services as a director of CIBC. See “Summary compensation table” on page 85 for Mr. Dodig’s compensation as President and Chief Executive Officer.

(2)	Amounts paid in US dollars to directors of CIBC who are US citizens and whose primary residence is in the US were converted to Canadian dollars using the WM/Reuters exchange rate as follows:

◾	US$1.00 = C$1.2758 on February 10, 2022

◾	US$1.00 = C$1.2879 on May 12, 2022

◾	US$1.00 = C$1.2950 on August 11, 2022

◾	US$1.00 = C$1.3514 on November 10, 2022

(3)

The amounts reported under “All Other Compensation” include fees of $1,000 per meeting paid to Ms. Caldwell, Mr. Desjardins and Ms. Larsen for participating in five meetings with management on technology, infrastructure and innovation.

(4)

The amounts reported under “All Other Compensation” include fees paid for serving on the boards and committees of CIBC Bancorp USA Inc. and CIBC Bank USA (the “US Subsidiaries”). Each of Ms. Collins, Mr. Kelly, Mr. Le Pan, Ms. Stevenson and Mr. Zubrow received US$135,000 for serving as a director of the US Subsidiaries. Mr. Zubrow received US$15,000 for serving as Chair of the Risk Committee. He was appointed Chair of the Board of the US Subsidiaries on April 30, 2022 and received US$25,000 for his service in that role. Mr. Le Pan was appointed Chair of the Risk Committee on April 30, 2022 and received US$15,000 for his service in that role. Ms. Collins received US$20,000 for serving as Chair of the Audit Committee. Mr. Kelly received US$10,000 for serving as Chair of the Private Wealth Oversight Committee. Ms. Collins, Mr. Le Pan and Mr. Zubrow received fees of US$1,000 per meeting for participating in 18 meetings of a Regulatory Oversight Committee. These amounts were converted to Canadian dollars at the rates set out in note (2).

(5)

Mr. Daniel retired from the Board on April 7, 2022. To recognize his service, CIBC made a $10,000 donation to a registered Canadian charity selected by Mr. Daniel. This amount is reported under “All Other Compensation”.

C I B C P R O X Y C I R C U L A R	26

Directors

Director equity ownership guideline

Effective November 1, 2022, for fiscal 2023, the director equity ownership guideline was increased from 7.5 times the annual cash retainer of $100,000 ($750,000) to eight times the annual cash retainer ($800,000) in common shares and/or DSUs within five years after joining the Board.

Based on director fees effective November 1, 2022 for fees earned in fiscal 2023, directors must take $140,000 of their $240,000 annual retainer (58%) in either CIBC common shares or DSUs. The Chair of the Board must take $270,000 of the Chair’s $465,000 annual retainer (58%) in either CIBC common shares or DSUs. The requirement to receive these amounts in equity continues even after directors have reached the equity ownership guideline. Directors may also elect to take all or a portion of their cash retainers in CIBC common shares or DSUs. New directors are expected to take half of their cash retainer in equity until the equity ownership guideline is reached.

Each nominee who is currently a director has met the equity ownership guideline except for Mary Lou Maher, who joined the Board on April 8, 2021, Ammar Aljoundi, who joined the Board on April 7, 2022 and William F. Morneau who joined the Board on November 1, 2022. Each of these director nominees is acquiring equity under our director compensation program to reach the equity ownership guideline by their target date.

Each director nominee’s equity ownership interest in CIBC is set out in their biography on pages 10 to 22.

27	C I B C P R O X Y C I R C U L A R

Board Committee Reports

The Board has four committees: Audit Committee, Corporate Governance Committee, Management Resources and Compensation Committee, and Risk Management Committee. Committee mandates can be found at www.cibc.com. Committee activities during 2022 are summarized below.

Report of the Audit Committee

The key responsibilities of the Audit Committee are to: (i) fulfill its responsibilities for reviewing the integrity of CIBC’s financial statements, related management’s discussion and analysis (MD&A) and internal control over financial reporting; (ii) monitor the system of internal control; (iii) monitor CIBC’s compliance with legal and regulatory requirements as they pertain to responsibilities under the Audit Committee Mandate; (iv) select the external auditors for shareholder approval; (v) review the qualifications, independence and service quality of the external auditors and the performance of CIBC’s internal auditors; (vi) oversee processes and controls around Environmental, Social and Governance (ESG) disclosure in the Annual Report and Sustainability Report; and (vii) act as the audit committee for certain federally regulated subsidiaries.

Responsibility	2022 Highlights

Financial Reporting and Internal Controls

◾    Recommended Board approval of quarterly and annual financial statements.

◾    Reviewed significant areas of accounting and disclosure judgment and key audit matters, including those relating to:

-  the measurement of expected credit losses under International Financial Reporting Standard (IFRS) 9;

-  the assessment of goodwill impairment;

-  the valuation of financial instruments;

-  pending acquisitions and dispositions; and

-  tax, legal, lease exit and restructuring-related provisions and disclosures.

◾    Reviewed the status of future accounting standards, including IFRS 17 Insurance Contracts.

◾    Reviewed reports on internal controls over financial reporting from management and EY.

◾    Received regular updates from Internal Audit and Finance on the control environment, including updates from select business units.

◾    Reviewed the quarterly and annual fraud management report and approved the Fraud Risk Management Framework.

◾    Reviewed the status of the interest rate reform project, including related accounting developments.

◾    Received updates on ESG related trends and regulatory changes impacting disclosures.

◾    Reviewed CIBC’s ESG disclosure in the Annual Report, including the MD&A, and the Sustainability Report.

◾    Reviewed management’s ESG Disclosure Framework.

External Auditors

◾    Approved the scope of services, terms of engagement, annual audit plan and the associated fees of EY.

◾    Reviewed and discussed with EY key areas of risk of material misstatement of the financial statements, application of professional skepticism and significant auditor judgment.

◾    Discussed quarterly review results and annual audit findings with EY and reviewed key audit matters set out in the auditor’s report.

◾    Reviewed the annual written statement of objectivity and independence provided by EY.

C I B C P R O X Y C I R C U L A R	28

Board Committee Reports

External Auditors

◾    Pre-approved all EY engagements for non-audit services and fees in accordance with the Scope of Services Policy.

◾    Completed an annual assessment of EY’s audit quality, effectiveness and service quality and recommended their re-appointment for shareholder approval.

◾    Updated and monitored audit quality indicators.

Internal Audit Function

◾    Approved the Internal Audit organizational framework and charter and Internal Audit’s audit plan, including the audit scope and the overall risk assessment and monitored its execution, including changes as required.

◾    Reviewed Internal Audit’s report of CIBC’s Risk Governance Framework and its assessment of the oversight by Finance, Risk Management and Compliance.

◾    Reviewed performance goals, assessed the effectiveness and performance and approved the mandate of the Chief Auditor.

◾    Recommended Board approval of the re-appointment of the Chief Auditor.

◾    Reviewed and approved succession plans for the Chief Auditor.

◾    Monitored Internal Audit compliance with regulatory expectations.

Finance Function

◾    Approved the Finance organizational framework and recommended Board approval of Finance’s financial plan and employee resources.

◾    Reviewed an independent assessment of the effectiveness of the Finance function.

◾    Reviewed the status of Finance’s progress against long term modernization objectives.

◾    Reviewed performance goals, assessed the effectiveness, and approved the mandate of and the succession plans for the Chief Financial Officer (CFO).

Whistleblower Procedures	◾ Approved the Whistleblower Policy and Procedures. ◾ Reviewed management’s quarterly Whistleblower Report.

Legal and Regulatory Developments

◾    Received regular updates from the legal department on legal matters.

◾    Monitored regulatory developments, including updates from stakeholders on the effect of evolving regulatory expectations on CIBC’s businesses, as well as regular briefings on the results of regulatory reviews and benchmarking.

Subsidiary Oversight

◾    Acted as audit committee for certain federally regulated subsidiaries of CIBC.

◾    Reviewed the financial statements and management reports.

◾    Reviewed and discussed audit findings with EY and management.

Members of the Committee are Mary Lou Maher (Chair), Michelle Collins, Nicholas Le Pan and Jane Peverett. Each Committee member is independent and “financially literate” as required by the NYSE and the CSA, and all members of the Committee are “audit committee financial experts” under the U.S. Securities and Exchange Commission (SEC) rules.

Oversight, Evaluation and Appointment of Independent Auditors

The Audit Committee is responsible for the appointment, oversight, compensation and retention of the independent auditors. As part of its oversight responsibilities, the Audit Committee conducts an annual assessment to determine whether the retention of EY as the independent auditor continues to be in our shareholders’ best interests, or whether to engage another independent public accounting firm as CIBC’s independent auditor. In conducting this assessment, the Audit Committee considers EY’s independence, audit quality, effectiveness and service quality. The Audit Committee also conducts a more comprehensive review every five years. The next comprehensive review is scheduled for 2025.

29	C I B C P R O X Y C I R C U L A R

Board Committee Reports

In conducting the assessment of EY’s independence, the Audit Committee considered a number of factors including: (i) the limitations on non-audit services required by CIBC’s Policy on the Scope of Services of the Shareholders’ Auditors and the fact that EY provides only limited services other than audit and audit-related services; (ii) reports from EY describing its compliance with its internal policies and procedures, for which the assessments include periodic internal and external reviews of its audit and other work, assessing the adequacy of partners and other personnel working on the CIBC audit; (iii) a formal written statement by EY describing all relationships between it and CIBC that may reasonably be thought to bear on independence as required by Public Company Accounting Oversight Board (United States) (PCAOB) Rule 3526, if any, including confirmation that it can continue to act as the independent registered public accounting firm for CIBC; (iv) partner rotation for the lead audit partner at least every five years as well as key audit partners as required under independence standards; (v) management’s procedures for addressing concerns related to the external auditor’s independence, if any; (vi) the robust regulatory framework in Canada and the United States; and (vii) the tenure of EY as CIBC’s independent auditor.

In conducting the assessment of EY’s audit quality, effectiveness and service quality, the Audit Committee considered a number factors including: (i) EY’s objectivity and professional skepticism; (ii) the quality and experience of EY’s engagement team; (iii) external reports on audit quality (PCAOB inspection reports and annual reports from CPAB); (iv) an annual assessment of the overall quality of the service provided, including considering trends observed in the annual assessment relative to the prior five year comprehensive review; (v) the benefit of the length of time EY has served in the role of independent auditor, including EY’s capability and expertise in handling the breadth and complexity of CIBC’s business, and EY’s significant institutional knowledge and deep expertise of CIBC’s accounting policies and practices and internal controls that enhance audit quality; (vi) the quality and candor of EY’s communication with the Audit Committee; and (vii) EY’s independence from CIBC as described above.

Based on the evaluation of the above factors, the Audit Committee concluded that they were satisfied with the audit quality, effectiveness and service quality of external audit services provided by EY for 2022 and that EY continues to be independent such that it is in the shareholders’ best interest for EY to continue to serve as CIBC’s independent auditor. As a result, the Audit Committee has recommended to the Board, subject to shareholder approval, the re-appointment of Ernst & Young LLP as independent auditors of CIBC for 2023.

The Board recommends that Ernst & Young LLP be appointed by shareholders as auditors of CIBC until the close of the next annual meeting of shareholders.

Fees for services provided by external auditors

The fees EY billed for professional services for the fiscal years ended October 31, 2022 and October 31, 2021 are set out below.

Fees billed by EY
(unaudited, $ millions)	2022	2021

Audit fees(1)	24.6	23.1

Audit related fees(2)	2.2	2.3

Tax fees(3)	1.9	1.3

Other(4)	0	0

Total	28.7	26.7

(1)

For the audit of CIBC’s annual financial statements and the audit of certain of its subsidiaries, as well as other services normally provided by the principal auditor in connection with CIBC’s statutory and regulatory filings. Audit fees also include the audit of internal controls over financial reporting under the standards of the PCAOB.

(2)

For the assurance and related services that are reasonably related to the performance of the audit or review of CIBC’s financial statements, including accounting consultation, various agreed upon procedures and translation of financial reports.

(3)	For tax compliance and advisory services.

(4)	Includes fees for non-audit services.

Pre-approval policy

The Audit Committee pre-approves work performed by CIBC’s auditors. This approval process is explained in CIBC’s Policy on the Scope of Services of the Shareholders’ Auditors which is described under “Pre-Approval Policies and Procedures” in CIBC’s Annual Information Form dated November 30, 2022, and available at www.cibc.com.

C I B C P R O X Y C I R C U L A R	30

Board Committee Reports

Report of the Corporate Governance Committee

The key responsibilities of the Corporate Governance Committee are to oversee (i) CIBC’s corporate governance framework; (ii) CIBC Board and committee composition; (iii) evaluation of CIBC’s Board, committees and director effectiveness; (iv) director orientation and continuing education; (v) CIBC’s alignment with its purpose, ESG strategy and related reporting; and (vi) stakeholder engagement framework and matters relating to consumer protection, conduct and culture.

Responsibility	2022 Highlights

Governance

◾    Oversaw CIBC’s stakeholder engagement process with shareholders, shareholder advocacy groups, proxy governance advisory firms and regulators to foster transparent relationships and discuss CIBC’s governance practices and emerging trends.

◾    Reviewed governance regulatory developments, including CSA consultation on climate-related disclosure requirements; upcoming SEC proposals; and amendments to the Bank Act (Canada) to implement a Financial Consumer Protection Framework.

◾    Reviewed director compensation for CIBC, CIBC Bancorp USA Inc. and CIBC Bank USA; implemented increases in the equity component of retainers for CIBC directors and the Chair of the Board, effective November 1, 2022; and increased the equity ownership guideline. No changes were made to director compensation for the US boards.

◾    Reviewed and recommended Board approval of CIBC’s Statement of Corporate Governance Practices, responses to shareholder proposals, and governance disclosure in CIBC’s management proxy circular.

◾    Continued to focus on board governance and structure for CIBC Bancorp USA Inc. and CIBC Bank USA.

◾    Reviewed CIBC’s Sustainability Report, including disclosure of ESG metrics and targets.

◾    Oversaw CIBC’s ESG strategy and governance framework, related progress and fiscal 2022 climate-related announcements, and reviewed:

-   reports and disclosure on CIBC’s ESG practices and performance;

-   reports to stay abreast of emerging trends, stakeholder perspectives, standards and best practices on ESG matters; and

-   reports on CIBC’s community investment and giving strategy and activities.

Board and Committee Composition

◾    Reviewed the composition, size, and collective skills and experiences of the boards of CIBC, CIBC Bancorp USA Inc. and CIBC Bank USA.

◾    Reviewed and recommended Board approval of director nominees and determined their independence for service on the boards of CIBC, CIBC Bancorp USA Inc. and CIBC Bank USA.

◾    Reviewed and recommended Board approval of changes in committee composition based on principles that guide committee membership and committee chair succession to balance seasoned views with fresh perspectives while fostering diversity and ensuring the committees retain core skills and experiences among their members.

◾    Reviewed and approved changes to the Board Diversity Policy to change the Board gender diversity target from “at least 30% women and at least 30% men” to “at least 40% women”.

◾    Continued Board renewal activities with support from an external consultant; recruited a new director for appointment to the Board; and continued to focus on Board member inclusion and succession planning.

◾    Oversaw the evaluation of the effectiveness of the Board, committees, Chair of the Board and Chief Executive Officer (CEO) with the support of an independent external advisor, developed action plans and reviewed progress reports.

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Board Committee Reports

Board and Committee Effectiveness

◾    Oversaw the administration of CIBC’s Director Development Program and exceeded the Board’s target of having at least 10% of time at Board and committee meetings dedicated to education. Refreshed the program to equip the Board with information to meet governance and fiduciary duties and foster robust debate on challenges and opportunities facing CIBC.

◾    Reviewed the effectiveness of management reports to the Board and committees and continued to enhance reporting to allow more time for meaningful discussion at meetings.

Conduct

◾    Reviewed conduct and culture risk reports, including risk levels associated with the COVID-19 pandemic, employee wellbeing and the economic environment.

◾    Reviewed the administration of and adherence to CIBC’s Code of Conduct by team members and the Board.

◾    Reviewed CIBC’s Purpose Report on alignment of CIBC’s purpose to related initiatives.

◾    Acted as the conduct review committee for CIBC and its federally regulated Canadian subsidiaries and, as such, reviewed reports on related parties and policies to foster compliance with the Bank Act (Canada) on related parties that may materially affect CIBC.

◾    Reviewed reports to support oversight of consumer protection provisions under the Bank Act (Canada) and continued engagement with the Financial Consumer Agency of Canada.

◾    Reviewed the effectiveness of CIBC’s client complaint management processes and changes to improve client experience in resolving complaints.

◾    Reviewed annual report on the effectiveness of CIBC’s global privacy management practices to resolve issues and mitigate risk in CIBC initiatives, as well as trends and regulatory developments.

◾    Reviewed and approved CIBC’s statement on Human Rights: Modern Slavery and Human Trafficking.

Members of the Committee are Jane Peverett (Chair), Nanci Caldwell, Nicholas Le Pan, Martine Turcotte and Barry Zubrow. All members of the Committee are independent.

Report of the Management Resources and Compensation Committee

The Committee is responsible for assisting the Board of Directors in their global oversight of CIBC’s human capital strategy, including talent and total rewards, and the alignment with CIBC’s strategy, risk appetite and controls.

The Chair of the Committee and the Chair of the Board have written a letter to shareholders about CIBC’s approach to executive compensation, starting on page 55 of this Circular.

Responsibility	2022 Highlights

Performance, Compensation, Employment Arrangements and Ownership

◾    Reviewed, approved or recommended Board approval of the CEO, Executive Committee’s (EXCO) and other key officers’ fiscal 2022 goals and measures, compensation targets for the upcoming year, performance, and year-end compensation.

◾    Approved compensation for employees whose Total Direct Compensation (TDC) exceeds the materiality threshold determined by the Committee.

◾    Reviewed adherence to share ownership guidelines for executives and Managing Directors (MDs).

◾    Reviewed a report on executive and MD severances.

◾    Reviewed our Compensation investments. In fiscal 2022, we continued to invest off-cycle to improve market positioning, and we will continue our strategic journey in fiscal 2023 to progress entry level wage to $25.00 (in local currency) by the end of 2025 and maintain external market competitiveness.

C I B C P R O X Y C I R C U L A R	32

Board Committee Reports

Talent and Succession

◾    Recommended Board approval of CEO and EXCO succession plans and reviewed progress on succession plans for key officer roles to ensure a diverse pipeline of robust, highly capable talent.

◾    Recommended Board approval of the CEO emergency preparedness plan.

◾    Reviewed progress against CIBC’s inclusion strategy with increased focus on anti-Black, anti-Indigenous, and other forms of systemic racism and increasing the representation of talent from under-represented communities in our workforce and global leadership team.

◾    Reviewed the outcomes of the listening exercises held between the board and members of CIBC’s People Networks(1), including feedback provided by employees on accelerating the progress of CIBC’s inclusion strategy.

◾    Reviewed a quarterly report on notable enterprise talent management accomplishments.

◾    Re-engaged Board members in in-person and virtual networking activities to deepen relationships with senior leaders and near term EXCO successors.

Human Capital Strategy, Culture and Organizational Changes

◾    Reviewed key strategic initiatives of CIBC’s Human Capital Strategy, as well as broader initiatives covering people, culture and brand, including periodic updates on:

-   CIBC’s return to office plans;

-   CIBC’s workforce transformation with specific focus on new ways of working and the future of work;

-   CIBC’s wellbeing strategy (mind, body, life and finance), including the approach on health, safety and wellbeing for employees;

-   CIBC’s annual employee survey results;

-   Launch of the CIBC brand and foundation;

-   Capital Markets Inclusion Strategy;

-   CIBC Square Activation; and

-   CIBC’s Voluntary Turnover.

◾    Recommended Board approval of changes to EXCO and other key roles by executing on our succession plans to strategically address current and future needs.

Compensation Risk, Incentive Funding, Philosophy, Policies and Plans

◾    Approved the Business Performance Factor (BPF) metrics, weightings and goals used in the determination of the BPF including the detailed metrics, weightings and goals used in the Client Experience and ESG indices.

◾    Approved CIBC’s compensation philosophy, methodology and governance.

◾    In a joint meeting with the Risk Management Committee, with input from the Chief Risk Officer (CRO), CFO, Chief Legal Officer (CLO) and Executive Vice-President (EVP), Purpose, Brand and Corporate Affairs, reviewed the alignment of compensation with business performance and risk.

◾    Recommended Board approval of aggregate annual incentive compensation and allocations to the strategic business units and the functional groups.

◾    Reviewed non-material amendments to material compensation plans.

◾    Reviewed a report on non-material plans.

Pension and Benefit Plans	◾ Reviewed CIBC’s pension governance structure and activities conducted by delegates for CIBC’s pension plans. ◾ Reviewed the competitiveness of CIBC’s executive pension programs.

Governance and Controls

◾    Reviewed an assessment of significant human resources risks and the effectiveness of related internal controls.

◾    Reviewed Internal Audit’s independent report on material compensation plans.

◾    Reviewed global regulatory and governance updates related to executive compensation.

◾    Met with institutional investors to discuss aspects of CIBC’s executive compensation programs.

◾    Obtained advice from the Committee’s independent compensation advisor on executive compensation matters.

◾    Reviewed Pay Equity and Pay Transparency Requirements.

Members of the Committee are Kevin Kelly (Chair), Nanci Caldwell, Luc Desjardins and Martine Turcotte. All members of the Committee are independent.

(1)

People Networks are the ten, employee-led groups that help inform our bank’s inclusion strategy. Together they engage more than 20,000 team members and include the CIBC Black Employee Network (CBEN), the CIBC Indigenous Employee Circle (IEC) and the CIBC Pride Network.

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Board Committee Reports

Report of the Risk Management Committee

The primary function of the Risk Management Committee is to assist the Board of Directors in fulfilling its responsibilities for defining CIBC’s risk appetite and overseeing CIBC’s risk profile and performance against the defined risk appetite. The Committee is also responsible for overseeing the identification, measurement, monitoring and controlling of CIBC’s principal business risks.

Responsibility	2022 Highlights

Principal Business Risks

◾    Reviewed and recommended Board approval of CIBC’s risk appetite framework and risk appetite statement and approved CIBC’s strategic business unit (SBU) and functional group risk appetite statements. This included how CIBC’s risk appetite translates into actionable measures for CIBC’s SBUs and functional groups, alignment with strategic plans, as well as enhancements to strengthen CIBC’s Risk Management function to address evolving risks and regulatory frameworks.

◾    Held two education sessions (one Risk Management Committee and one joint session with the Audit Committee) covering the assessment of an independent third party review, Risk Management projects, Model Governance and Advanced Internal Rating-Based (AIRB).

◾    Reviewed Risk Management’s assessment of year-end compensation recommendations.

◾    Reviewed and recommended Board approval of the capital plan and policy.

◾    Reviewed and approved refinements to various risk limits, funding, frameworks and policies, and associated compliance reporting, as well as CIBC’s Recovery Planning.

◾    Monitored and reviewed reports on CIBC’s risk profile, including management’s assessment of information technology risk and governance activities.

◾    Monitored top risk themes, including pandemic related risks, environmental risk, tail risk events, information and cyber security, Canadian consumer debt and geopolitical developments.

◾    Reviewed management’s self-assessment of the design and operating effectiveness of the risk assessment processes relative to new strategies, products or services.

Principal Business Risks

◾    Reviewed presentations on the risks associated with operational resilience and third party risk management as well as various business activities including Simplii strategy, oil and gas portfolio, real estate secured lending, credit cards and personal lending, the commercial real estate and construction portfolio and regional reviews including UK and Asia Pacific regions and CIBC FirstCaribbean International Bank.

◾    Reviewed management’s reports on stress testing relative to macro- economic conditions including stagflation (e.g., downside capital risks, stress contingent capital actions).

◾    Reviewed and approved certain lending commitments that exceeded management’s lending authority.

Risk Management and Compliance Functions

◾    Reviewed and recommended Board approval of the Risk Management financial plan and staff resources.

◾    Approved the Compliance department’s Independent Oversight Activities and Compliance plan for fiscal 2023.

◾    Approved the Enterprise Anti-Money Laundering Group’s examination plan for fiscal 2023.

◾    Reviewed succession plans, goals and assessments of effectiveness of the Chief Risk Officer, Chief Compliance Officer and Chief Anti-Money Laundering Officer.

C I B C P R O X Y C I R C U L A R	34

Board Committee Reports

Compliance

◾    Continued to monitor global regulatory developments, guidance and compliance with regulatory requirements.

◾    Reviewed the Chief Compliance Officer’s quarterly reports on Compliance as well as the Enterprise Anti-Money Laundering Group’s quarterly report and the Chief Anti-Money Laundering Officer’s annual report.

Members of the Committee are Barry Zubrow (Chair), Ammar Aljoundi, Charles Brindamour and Christine Larsen. All members of the Committee are independent.

35	C I B C P R O X Y C I R C U L A R

Statement of Corporate Governance Practices

Good governance is the foundation of our business and underpins CIBC’s purpose — to help make your ambition a reality. CIBC’s corporate governance framework guides the Board and management in fulfilling their responsibilities to CIBC and its stakeholders. As a recognized leader in corporate governance, we strive each year for continuous improvements to achieve excellence in governance. This statement of corporate governance practices was last reviewed and approved by the Board in February 2023.

The diagram below provides a snapshot of the relationships among the Board, management, shareholders, external auditors and regulators.

Read about key elements of our governance practices:

37	Governance Structure

37	Board Composition

37	Board Responsibilities

38	Director Independence

41	Director Nomination Process

42	Director Tenure

43	Annual Board Evaluation Process

43	The Chief Executive Officer

44	The Chair of the Board

44	Board Committees

45	Board Access to Independent Advisors and Management

45	Director Orientation and Continuing Education

46	Director Compensation

47	Executive Compensation

47	Inclusion

48	Talent Management and Succession Planning

48	CIBC Code of Conduct

49	Environmental, Social and Governance (ESG)

53	Subsidiary Governance

53	Stakeholder Engagement

C I B C P R O X Y C I R C U L A R	36

Statement of Corporate Governance Practices

1.	Governance Structure

At the foundation of CIBC’s governance structure are knowledgeable, independent and experienced directors. Documenting clear roles and responsibilities for the Board and its committees helps the Board supervise the management of CIBC’s business and affairs. Every year, the Board considers for approval, changes to the mandates of the Board of Directors, Chair of the Board, Board Committees and a Board Committee Chair.

Find Mandates of the Board, Chair of the Board, Board Committees and Board Committee Chairs at www.cibc.com or www.sedar.com.
2.	Board Composition

The composition of the Board and its committees is affected by legal requirements, CIBC’s strategic priorities and the annual Board evaluation process.

Legal requirements — The Board complies with legal and regulatory requirements on the qualifications, number, affiliation, residency and expertise of directors. These requirements come from the Bank Act (Canada), securities law, and stock exchanges that list CIBC shares.

Board size — The Corporate Governance Committee reviews Board size and composition annually. The Committee considers changes in legal requirements, best practices, the skills and experiences required to enhance the Board’s effectiveness and the number of directors needed to discharge the duties of the Board and its committees effectively. If each director nominee is elected at CIBC’s 2023 annual meeting, the size of the Board will be 13 directors.

Director skill set and competency matrix — The Corporate Governance Committee assesses the skills and experiences of Board members and reviews the composition of the Board and its committees annually using a competency matrix. The matrix lists desired skills and experiences under broad categories such as leadership, functional capabilities, market knowledge and board experience. The Corporate Governance Committee reviews the matrix regularly to verify that it reflects the Board’s current and long-term needs, as well as CIBC’s strategic priorities. Each Board member self-assesses their skills and experiences identified in the matrix. The Corporate Governance Committee uses the results to help identify gaps in the Board’s collective skill set, promote continuing education and support succession planning for committee membership. The Board strives to reflect CIBC’s workforce as well as the clients and communities CIBC serves. As outlined in the “Inclusion” section beginning on page 47, the Corporate Governance Committee also considers CIBC’s Board Diversity Policy when assessing each new director candidate to the Board. Mr. Morneau was appointed to the Board on November 1, 2022, and he brings extensive experience in government, public policy and business. There are no new director nominees for election at our annual meeting on April 4, 2023.

Information on the skills and experience of our director nominees in areas the Board considers important to CIBC is on page 24 of the 2023 Management Proxy Circular (the “Circular”).

3.	Board Responsibilities

The Board is responsible for supervising the management of CIBC’s business and affairs. The Mandate of the Board of Directors is incorporated into this document for reference. The Board’s key responsibilities are outlined below.

Culture of integrity — The Board oversees CIBC’s Code of Conduct and is responsible for satisfying itself about the culture of integrity throughout CIBC.

Strategic planning — The Board reviews and approves CIBC’s strategic, financial and capital plans, and monitors their effectiveness. In carrying out these responsibilities, the Board considers CIBC’s purpose, Environmental, Social and Governance (ESG) strategy, risk appetite, risk profile, capital and liquidity levels, emerging trends and the competitive environment.

Risk management — The Board approves CIBC’s risk appetite statement and, with support from the Risk Management Committee, oversees CIBC’s risk profile and processes to identify, measure, monitor and mitigate CIBC’s principal business risks.

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Statement of Corporate Governance Practices

Internal control — The Board approves CIBC’s control framework. With support from the Risk Management Committee and the Audit Committee, the Board oversees and monitors the integrity and effectiveness of CIBC’s internal controls over financial reporting, system of internal control, and compliance with legal, regulatory, accounting and, financial reporting requirements.

Human resources management — With support from the Management Resources and Compensation Committee, the Board oversees CIBC’s human capital strategy, including talent and total rewards, and the alignment with CIBC’s strategy, risk appetite and controls.

Corporate governance — With support from the Corporate Governance Committee, the Board establishes standards which allow the Board to function independently from management and Board policies that set expectations and responsibilities of directors to contribute effectively to the Board’s operations.

Communications and disclosure — The Board reviews and monitors the effectiveness of CIBC’s communication framework, processes for maintaining effective stakeholder relationships and measures for receiving feedback from stakeholders.

4.	Director Independence

Director independence is an important part of how the Board satisfies its duty to supervise the management of CIBC’s business and affairs. The Board considers regulatory requirements, best practices and good judgment to define independence. In addition, the Board applies independence standards, which have tests to assess a director’s independence, as well as a description of relationships between CIBC and a director that would not affect a director’s independence. The Board and its committees promote independence by:	All director nominees are independent except Victor Dodig, President and CEO of CIBC.

◾	reviewing the impact of any board interlocks (where two or more CIBC directors are on the board of another public company);

◾	retaining advisors when needed for independent advice and counsel;

◾	conducting regular in camera sessions of the Board and its committees without the Chief Executive Officer (CEO) or any other member of management;

◾	adhering to CIBC’s Director Tenure Policy and tenure limits (see “Director Tenure” on page 42);

◾	determining whether directors have a material interest in a transaction; and

◾	appointing an independent Chair of the Board to oversee the Board’s operations and decision-making.

Independence standards

The Board independence standards require a substantial majority of its directors to be independent. A director is considered independent only where the Board affirmatively determines that the director has no material relationship with CIBC, including as a partner, shareholder or officer of an organization that has a relationship with CIBC. A “material relationship” is a relationship that could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment and includes an indirect material relationship. In determining whether a director is independent, the Board applies standards that incorporate the Affiliated Persons (Banks) Regulations, the New York Stock Exchange (NYSE) corporate governance rules, Canadian Securities Administrators (CSA) corporate governance guidelines and the Office of the Superintendent of Financial Institutions (OSFI) (Canada) Corporate Governance Guideline provisions. The Board determines the independence of a director when the Board approves director nominees to be named in the Circular and at other times if necessary or desirable. For example, if a director joins the Board mid-year, the Board makes a determination on the new director’s independence at that time. The Board bases its determination of independence primarily on questionnaires completed by each director nominee.

C I B C P R O X Y C I R C U L A R	38

Statement of Corporate Governance Practices

All members of the Audit Committee, Corporate Governance Committee, Management Resources and Compensation Committee and Risk Management Committee must be independent. Audit Committee members must satisfy additional independence standards under the US Sarbanes-Oxley Act of 2002. Management Resources and Compensation Committee members voluntarily adopted additional independence standards under the NYSE rules.

Immaterial relationships

The Board has identified immaterial relationships that do not affect a director’s independence (unless the Board decides otherwise based on a director’s circumstances). These “immaterial relationships” include:

◾

routine banking services where a director, their immediate family members or entities they control, receive personal banking services, loans and other financial services in the ordinary course of business from CIBC or one of its subsidiaries as long as the services are on market terms, comply with applicable laws and do not exceed the monetary thresholds in the Board’s independence standards; and

◾

the employment of an immediate family member of a director with CIBC or a subsidiary (provided the immediate family member is not the director’s spouse or an executive officer of CIBC or a subsidiary) and as long as the compensation and benefits received by the family member were established by CIBC in accordance with policies and practices that apply to CIBC employees in comparable positions.

Outside board memberships

The Board does not limit the number of public companies on which a director may serve, but has strong expectations of Board members in managing time demands and increasing Board responsibilities. The Board recognizes that some directors have the time and ability to maintain the focus and commitment expected at CIBC’s Board and committee meetings as well as other public companies. The Board also recognizes that multiple public company board service enhances a director’s breadth and depth of experience and provides another means of staying abreast of topical issues, trends, governance practices and the evolving regulatory environment.	A director is required to obtain approval from the Chair of the Board before joining a new public company board.

The Corporate Governance Committee believes it is important for directors to balance the insights gained from their roles on other boards (including as CEO) with the ability to prepare for, attend and participate effectively in their CIBC Board and committee meetings. As a result, the Committee monitors director performance to make sure directors continue to have the time and commitment to fulfill their obligations to CIBC’s Board. The Committee considers many factors when assessing director performance, including meeting attendance; individual contributions at meetings; results of the annual Board effectiveness evaluation; the role of the director on other boards; the time demands of outside activities; the industry, size, location and financial cycle of other public companies a director serves; and peer review feedback from one-on-one meetings between the Chair of the Board and each Board member. The Committee monitors the overboarding policies of proxy governance advisory firms and institutional shareholders, which have different numerical limits on the number of boards a director may serve. However, the Committee believes that monitoring director performance is more effective than setting a numerical limit on public company service.

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Statement of Corporate Governance Practices

Board interlocks

An “interlock” occurs when two or more CIBC directors are on the board of another public company. The Board does not restrict board interlocks but recognizes that it is important for directors to remain impartial and independent even if they have a common board membership. There are no interlocking board memberships among CIBC’s director nominees.

Service on other public company audit committees

No member of CIBC’s Audit Committee may be on the audit committee of more than two other public companies unless the Board determines that this simultaneous service does not impair the ability of the member to be effective on CIBC’s Audit Committee.

The Corporate Governance Committee reviews service on multiple audit committees as part of its assessment of a director’s performance by looking at the annual Board effectiveness evaluation; questionnaires completed by the directors each year to assess financial literacy; qualifications to be designated as an audit committee financial expert; time demands on the director; and the director’s background and related experience.

No member of CIBC’s Audit Committee is on the audit committee of more than two other public companies.

In camera sessions

The Board and each of its committees set aside time for in camera sessions at their meetings to have open and candid discussion without the CEO or other members of management. The sessions are led by the Chair of the Board at Board meetings and the chair of each committee at committee meetings.

Conflicts of interest

To promote the Board’s independent decision-making, CIBC has a process in place to identify and deal with director conflicts of interest. If directors or executive officers have an interest in a material transaction or agreement with CIBC that is being considered by the Board or a Board committee, they: 1) disclose that interest; 2) leave the meeting during Board or committee discussion; and 3) do not vote on the matter.

Independent Chair of the Board

The Chair of the Board meets the Board’s independence standards and the additional independence standards for the Audit Committee and the Management Resources and Compensation Committee. The Board believes that the Chair’s independence is important for leading the Board in carrying out its duties.

C I B C P R O X Y C I R C U L A R	40

Statement of Corporate Governance Practices

5.	Director Nomination Process

Nominating a new candidate for election

The Corporate Governance Committee oversees Board renewal and is responsible for recommending director candidates. The Committee creates a candidate profile outlining the desired skills and experiences that will deepen the Board’s collective knowledge and support CIBC’s strategic priorities. The Committee also considers the degree to which the Board reflects CIBC’s workforce and the clients and communities that CIBC serves to ensure a range of varied perspectives. The Committee might use an external recruitment firm to identify potential candidates who meet the desired profile. The Committee also maintains a list of potential director candidates which includes recommendations from Board members, shareholders, clients and employees. Once the best candidates are identified, the Chair of the Board, Chair of the Corporate Governance Committee and other Board members meet with each candidate to discuss the candidate’s background, skills, experiences and ability to devote the time and commitment required to be on CIBC’s Board. The Corporate Governance Committee looks at each candidate’s integrity and suitability by obtaining references, verifying educational background, conducting a security check and assessing any potential conflicts, independence concerns or other issues.

There are mechanisms for shareholders and others to recommend director candidates:

◾	Under the Bank Act (Canada), shareholders may propose a director nominee to be included in CIBC’s proxy circular, provided they hold 5% of CIBC’s outstanding common shares.

◾

Under CIBC’s Proxy Access Policy, qualifying shareholders may submit director nominations to be included in CIBC’s proxy circular. This policy is aligned with the approach to proxy access in the United States, except where Canadian law requires CIBC to comply with different requirements on share ownership. The policy is available at www.cibc.com.

◾

A shareholder, client, employee or any other stakeholder may contact the Chair of the Board at any time to recommend director candidates. The Chair of the Board would then ask the Corporate Governance Committee to review the recommendation and report on the outcome of that review to the stakeholder.

Nominating an existing director for re-election

Before recommending an existing director for re-election to the Board, the Corporate Governance Committee reviews the director’s:

◾	continuing integrity and suitability;

◾	overall performance and capability to contribute effectively to the Board and its oversight responsibilities;

◾	compliance with CIBC’s Code of Conduct;

◾	attendance at regularly scheduled Board and committee meetings; and

◾	tenure on the Board.

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Statement of Corporate Governance Practices

6.	Director Tenure

CIBC has a Director Tenure Policy which outlines factors that affect a director’s tenure.

Term limits

Directors are elected by shareholders for a one-year term that expires at the next annual meeting. Under CIBC’s Director Tenure Policy, the maximum period of time a director can be on CIBC’s Board is the earlier of 15 years after joining the Board or 75 years of age. A director would not stand for re-election at the annual meeting following that event. The Corporate Governance Committee might recommend a director for re-election after the expiry of their maximum term if it is in the best interests of CIBC to do so. In addition, the Board Chair may serve a five-year term after initial appointment as Chair of the Board, regardless of age or number of years served as a director.

The Board believes that term limits help create a balance between the fresh perspective of a new director and the experience of a seasoned director. This chart shows the amount of time that the director nominees for election at the 2023 annual meeting have served on CIBC’s Board. The average tenure of the director nominees is seven years.

Resignation of a director

The Director Tenure Policy requires a director to provide notice of resignation to the Chair of the Board in certain circumstances, including:

◾	the director no longer satisfies the director qualification requirements under applicable law;

◾	there is a material change in the status of the director’s employment;

◾	the director accepts a role with a company or organization which could have a material conflict with CIBC;

◾	the director, or a company controlled by the director, causes CIBC to incur an irrecoverable loss; or

◾	the director becomes aware that personal circumstances might have an adverse impact on the reputation of CIBC.

The Corporate Governance Committee makes a recommendation to the Board on whether to accept a resignation. The director who tenders a resignation does not take part in the decision-making process.

Majority voting

In an uncontested election where shareholders are asked to vote on the election of a director, a director nominee who receives a greater number of shareholder votes that are “withheld” than “for” will immediately tender their resignation to the Board. An “uncontested election” means an election where the number of nominees for director equals the number of directors to be elected. The Corporate Governance Committee will recommend that the Board accept the resignation absent exceptional circumstances. The Board will make its decision within 90 days after the election and issue a press release either announcing the resignation or	You can find our majority Voting Policy at www.cibc.com.
explaining why it was not accepted. The director who tendered the resignation will not take part in the decision-making process.

Meeting attendance record

Regular Board and committee meetings are set about four years in advance. Special meetings are scheduled when required. A director is encouraged to attend all meetings and expected to attend at least 75% of all regularly scheduled Board and committee meetings, except where the Corporate Governance Committee determines that personal circumstances beyond the director’s control prevent the director from doing so. This standard is not applied to attendance at special Board or committee meetings which are called on short notice.

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During fiscal 2022, directors attended 100% of regular Board and committee meetings. See pages 10 to 23 of the Circular for information on Board and committee meeting attendance.

Former Chief Executive Officer

Under the Director Tenure Policy, the CEO would not be re-elected as a director after ceasing to act as CEO. However, the Corporate Governance Committee may recommend that a former CEO be re-elected as a director if in the best interests of CIBC to do so.

7.	Annual Board Evaluation Process

The Corporate Governance Committee oversees the annual evaluation of the performance and effectiveness of the Board, its committees, the CEO and individual directors. An external advisor conducts the evaluation to encourage candid feedback, maintain confidentiality and promote objectivity. The external advisor also provides information on the corporate governance practices and board processes of other public companies.

The evaluation includes:

◾  a survey completed by each director;

◾  a survey completed by senior executives on the performance of the CEO, the Board and the Board committees they support; and

◾  individual one-on-one meetings between each director and the Chair of the Board.

Every director participates in an annual self-assessment and peer review process.

The surveys ask questions about the effectiveness of the Board and committees in addressing areas of focus in the current year, what was done well and what could be done better. The topics covered by the survey are Board leadership; the Board and CEO relationship; talent management and succession planning; strategy; compliance; risk management; ESG oversight; stakeholder engagement; tone at the top; culture; Board structure, size and processes; director development; and board and committee composition and operations. The survey also asks for input on areas of focus for the coming year.

One-on-one meetings between each director and the Chair of the Board provide an opportunity for open discussion about the contributions of the director and other fellow board members to the Board and its committees, what the Board and committees could do better, other responsibilities the director might be interested in, and other comments or recommendations the director might have about the operation and performance of the Board. The Chair of the Board reports to the Corporate Governance Committee on broad themes from these meetings and uses peer feedback to review individual director performance, identify opportunities for individual director development, and succession planning for the Board and committees.

The Corporate Governance Committee reviews the performance of the Chair of the Board each year and the Chair of the Corporate Governance Committee provides director feedback to the Chair of the Board.

The evaluation process helps identify opportunities for continuing Board and director development and forms the basis of action plans for improving the Board’s operations. The Board and Board committees monitor progress against their action plans.

8.	The Chief Executive Officer

The CEO leads the management of CIBC’s business and affairs. In carrying out this responsibility, the CEO is responsible for duties relating to CIBC’s vision and values; strategy and operational direction; risk governance and internal control; financial information; human resources management; and effective communication with shareholders, clients, employees, regulators and other stakeholders.

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9.	The Chair of the Board

The Chair of the Board is responsible for providing effective leadership of the Board, facilitating the operations and deliberations of the Board and overseeing the satisfaction of the Board’s mandate. In carrying out these responsibilities, the Chair of the Board presides over Board and shareholder meetings; leads director development; leads the Board in overseeing the development of CIBC’s strategic plan; coordinates execution of the Board’s mandate and action plans; and communicates with shareholders, clients, employees, regulators and other stakeholders.

10.	Board Committees

The Board has four committees. All committee members are independent. In determining committee membership, the Board tries to strike a balance between having members with the right experience and expertise on the committee and rotating membership to bring new ideas and insights.

Board committee succession planning

CIBC has a succession planning and selection process for Board committee membership. Each year, the Corporate Governance Committee reviews a succession plan, a committee chair’s tenure, and proposed committee member rotations. The Committee is guided by principles it established that promote fresh perspectives, draw on the experience of existing members, foster diversity and retain core skills required to support a committee’s mandate. Proposed changes are recommended by the Committee to the Board for approval.

The Board approved the committee composition set out below, provided the director nominees listed in the Circular are elected by shareholders at CIBC’s 2023 annual meeting.

Audit Committee	Corporate Governance Committee	Management Resources and Compensation Committee	Risk Management Committee

Mary Lou Maher (Chair)	Nanci Caldwell (Chair)	Kevin Kelly (Chair)	Barry Zubrow (Chair)

Michelle Collins	Luc Desjardins	Nanci Caldwell	Ammar Aljoundi

Martine Turcotte	Martine Turcotte	Luc Desjardins	Charles Brindamour

	Barry Zubrow	Christine Larsen	William Morneau

Board committee responsibilities

The Audit Committee is responsible for reviewing the integrity of CIBC’s financial statements, related management’s discussion and analysis and internal control over financial reporting; monitoring the system of internal control; overseeing processes and controls around ESG disclosure in the Annual Report and Sustainability Report; monitoring CIBC’s compliance with legal and regulatory requirements as they pertain to responsibilities under the Audit Committee Mandate; selecting the external auditors for shareholder approval; reviewing the qualifications, independence and service quality of the external auditors and the performance of CIBC’s internal auditors; and acting as the audit committee for certain federally regulated subsidiaries. The Audit Committee also oversees succession planning for the Chief Financial Officer (CFO) and the Chief Auditor. The Audit Committee meets regularly with the external auditors, the CFO and the Chief Auditor. All Committee members are “audit committee financial experts” under the U.S. Securities and Exchange Commission (SEC) rules.

The Corporate Governance Committee is responsible for overseeing CIBC’s corporate governance framework; Board and committee composition; evaluation of Board committees and director effectiveness; director orientation and continuing education; CIBC’s ESG strategy, sustainability reporting, stakeholder engagement framework; and matters relating to consumer protection, and conduct and culture.

The Management Resources and Compensation Committee is responsible for assisting the Board of Directors in their global oversight of CIBC’s human capital strategy, including talent and total rewards, and the alignment with CIBC’s strategy, risk appetite and controls. The Committee reviews and approves CIBC’s compensation philosophy, methodology and governance; recommends Board approval of annual incentive compensation funding; has duties relating to CIBC’s pension funds; and oversees the

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preparation of the compensation related disclosure in the Circular. The Committee reviews, approves or recommends Board approval of employment arrangements, goals and measures, performance, compensation, and succession plans for the CEO, Executive Committee members and other key officers. The Committee reviews CIBC’s human capital strategy, organization culture, and their alignment with CIBC’s strategy, which includes inclusion and diversity, employee health, safety and wellbeing and other ESG practices related to its mandate.

The Risk Management Committee is responsible for assisting the Board in fulfilling its responsibilities for defining CIBC’s risk appetite and overseeing CIBC’s risk profile and performance against the defined risk appetite; overseeing the identification, measurement, monitoring and mitigation of CIBC’s principal business risks (including those impacting capital, liquidity, technology and information security); reviewing and approving key frameworks, policies and risk limits established to control CIBC’s exposures to its principal risks; and overseeing CIBC’s Risk Management function. The Risk Management Committee also provides input to the Management Resources and Compensation Committee on risk-related aspects of executive compensation decisions and oversees succession planning for the Chief Risk Officer (CRO), Chief Compliance Officer and Chief Anti-Money Laundering Officer.

11.	Board Access to Independent Advisors and Management

To assist the Chair of the Board, the Board and the Board committees in satisfying their responsibilities and to foster their independence, they may retain independent advisors and set their compensation without consulting or obtaining approval of management. The Chair of the Board, the Board and the Board committees also have unrestricted access to management and employees of CIBC, as well as the external auditors. The Management Resources and Compensation Committee has an independent compensation advisor that reports directly to the Committee. The Audit Committee and Risk Management Committee retain an independent advisor periodically to review the effectiveness of Internal Audit, Finance, Compliance and Risk Management. The Corporate Governance Committee retains an independent advisor periodically to review director compensation policy and practices.

12.	Director Orientation and Continuing Education

CIBC’s Director Development Program provides continuing education to Board members. The program has two components: 1) orientation to help new directors become fully engaged as quickly as possible; and 2) continuing education to help directors understand new and emerging governance practices and regulatory developments related to the director’s Board and committee responsibilities.

The Board exceeded its target of dedicating 10% of meeting time to director education.

New director orientation

CIBC has an orientation program for new directors which consists of written materials and orientation events. There is a director orientation manual that includes Board policies and procedures; CIBC’s by-law and organizational structure; CIBC’s strategic, financial and capital plans; the most recent annual and quarterly financial reports; and a summary of key business issues. In addition, a new director has separate one-on-one meetings with the Chair of the Board, the CEO and members of management. Management also hosts tours of CIBC businesses and operations. When a new director is appointed to a committee, the chair of that committee arranges orientation sessions about the committee’s mandate. To help a new director better understand the role of the Board and its committees and the commitment expected of a director, the Chair of the Board arranges for another Board member to act as mentor.

Continuing director education

During fiscal 2022, the Board exceeded its target of dedicating 10% of meeting time to director education. The Chair of the Board is responsible for coordinating director education at the Board level. Each Board committee chair is responsible for coordinating director education at the committee level. Directors identify continuing education topics in many ways – at Board and committee meetings, in the annual board performance evaluations and through regular feedback to the Chair of the Board and committee chairs. Committee education sessions are open to all Board members.

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During fiscal 2022, directors participated in a variety of education sessions.

Attended	Session	Date
Board

◾  Payments

◾  Investor Community Perspective on CIBC

◾  ESG Challenges and Opportunities for CIBC

◾  Employee Listening(1)

◾  Operational Resilience and Crisis Management

◾  Management of Cybersecurity

◾  Board Oversight of US Region Growth

◾  Quantum Computing

◾  Open Banking

◾  New Laws and Regulatory Developments

◾  Energy Transition

◾  The World Economy to 2030

◾  Perspectives on Market - Perspectives on Fintech

December 2021 December 2021 March 2022 April 2022 May 2022 May 2022 August 2022 August 2022 August 2022 August 2022 October 2022 October 2022 October 2022
Audit Committee

◾  Update on International Financial Reporting Standards (IFRS) 17

◾  Update on IBOR (Interbank Offered Rates)

◾  Emerging Audit Issues

◾  Control Environment Update

◾  Finance Priorities Update

◾  Update on the Internal Audit Continuous Monitoring Program

February 2022 February 2022 February 2022 March and August 2022 April 2022 April 2022
Corporate Governance Committee	◾ Quarterly Governance Update ◾ Report on Business Governance Ranking	December 2021, March 2022, May 2022 and August 2022 December 2021
Management Resources and Compensation Committee	◾ Stakeholder Engagement Update ◾ Regulatory Update ◾ Pay Equity & Pay Transparency ◾ Market Pay and Performance Trends	December 2021, March 2022, May 2022 and August 2022 March and October 2022 August 2022 October 2022
Joint Audit Committee and Risk Management Committee	◾ Anti-Money Laundering ◾ Finance Modernization	November 2021 November 2021

(1)

Board members participated in employee listening exercises to learn the personal perspectives of employee representatives from specific CIBC People Networks: the Indigenous Employee Circle, the Black Employee Network, the South and East Asian Networks, the Pride Network, the International Professionals Network, the Women’s Network and the WorkAbility Network.

In 2022, the Board established a year long view director development program that equips the Board with information to meet its governance and fiduciary duties, and to foster robust debate on challenges and opportunities facing CIBC as CIBC continues to execute its corporate strategy. The program allows for unanticipated topics to be scheduled. The Board also encourages each director to participate in individual learning. CIBC pays the cost of all director continuing education relating to CIBC.

13.	Director Compensation

CIBC’s director compensation program is designed to attract and retain people with the skills and experience to act as directors of CIBC. The Corporate Governance Committee reviews director compensation annually to make sure it aligns with the interests of CIBC shareholders, is competitive with the market and reflects best practices. The Corporate Governance Committee also reviews the workload, time commitment and responsibility of Board members. The Corporate Governance Committee may use an external advisor for advice on its director compensation policy and practices.

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14.	Executive Compensation

The Management Resources and Compensation Committee oversees performance evaluation and compensation for the CEO, Executive Committee members and other key officers. When making incentive compensation decisions, the Management Resources and Compensation Committee looks at several factors, which include:

◾	CIBC’s financial performance and sustainability of earnings;

◾	client experience results;

◾	ESG metrics, including, progress on sustainable finance and alignment with inclusion and diversity goals; and

◾	qualitative considerations, such as our performance compared to peers, and individual performance against goals approved by the Board or Committee with a focus on strategy execution.

The Management Resources and Compensation Committee considers input from the CFO, CRO, Chief Legal Officer (CLO) and Executive Vice-President (EVP), Purpose, Brand and Corporate Affairs at a joint meeting with the Risk Management Committee where it reviews the alignment of compensation with business performance and risk, and recommends Board approval of aggregate annual incentive compensation and allocations to strategic business units and the functional groups. The Management Resources and Compensation Committee recommends for Board approval the annual incentive targets and individual compensation amounts for the CEO, Executive Committee (EXCO) members and other key officers, and approves compensation for any individual whose total compensation is above a certain materiality threshold.

15.	Inclusion

At CIBC, our goal is to create teams that reflect the clients and communities we serve with leaders who promote belonging and leverage the unique experiences of each team member. As a result, the Board strives to reflect CIBC’s workforce as well as the clients and communities CIBC serves. CIBC’s Board Diversity Policy outlines the Board’s process for board renewal, which seeks the best director candidates with the desired complement of skills, expertise, experience and perspectives to fulfill the Board’s obligations and oversee CIBC’s strategic priorities effectively.	CIBC was named the leading company in Canada for gender equality in Equileap’s fifth annual Gender Equality Global Report & Ranking.

On women, the Board seeks to achieve gender parity and has set a target to have at least 40% women on the Board.

The Board also seeks to increase the degree to which its directors reflect CIBC’s workforce and the clients and communities CIBC serves, while ensuring the collective skills, expertise and experiences of Board members address regulatory requirements, including appropriate representation of financial industry and risk management expertise.

Given the number of directors, the Board has not set specific targets for people of colour, Indigenous peoples, persons with disabilities and members of the LGBTQ+ community. The Corporate Governance Committee ensures that CIBC’s Board renewal process (and the mandate of any external firm engaged to support Board renewal) includes director candidates from these communities in the pool of prospects and the short-list from which the Corporate Governance Committee identifies potential director candidates.

To assess progress against these objectives, directors voluntarily provide self-identification data to the Corporate Governance Committee annually.

Of the current director nominees:

◾  46% are women;

◾  two identify as people of colour, including one nominee who is a member of the Black community; and

◾  one identifies as a member of the LGBTQ+ community.

44% (4 of 9) of the President and CEO's direct reports and 38% of executives in global board-approved roles are women (effective February 1, 2023).

For more information, see “Inclusion” on page 72 of the Circular, CIBC’s webpage at www.cibc.com/inclusion and CIBC’s 2022 Sustainability Report at www.cibc.com.

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16.	Talent Management and Succession Planning

CIBC is committed to developing employees at all levels of the organization and ensuring that our workforce reflects the markets where we do business.

The Management Resources and Compensation Committee and the Board review regular updates on the progress of our talent strategy and the strength of our pipeline of future leaders. At least once a year, the Committee and the Board review succession plans for the CEO and Executive Committee members across various time frames to ensure that management and the Board have choices when appointing talent in key roles. The Committee and management discuss talent deeper in the pipeline with potential over a longer horizon to develop into senior roles in the organization.

The Management Resources and Compensation Committee also reviews the succession plans for positions identified as other key officer and critical roles; the Audit Committee reviews the succession plans of the CFO and Chief Auditor; and the Risk Management Committee reviews the succession plans of the CRO, Chief Compliance Officer and Chief Anti-Money Laundering Officer.

17.	CIBC Code of Conduct

The Code of Conduct (Code) is an important reference point in our culture and it also lays out the standards we have in place for how team members should behave and treat our clients, communities and fellow team members. The Code sets out underlying policies that guide our actions and are foundational to our purpose-led and inclusive culture as we grow in a sustainable way. This includes leading with courage and authenticity to speak up if something does not seem right and to feel confident that concerns will be addressed appropriately. The Code applies to our team members – employees, contingent workers and members of the Board of Directors of CIBC and its wholly-owned subsidiaries.

The Code sets out the following principles for how we behave:

◾	We act with honesty and integrity.

◾	We ensure a respectful and safe workplace.

◾	We identify and avoid conflicts.

◾	We serve our clients, action our ESG commitments, and protect our brand and investors.

◾	We safeguard information of our clients and team members, and we protect other CIBC assets.

◾	We cooperate with investigations and report behaviour that is inconsistent with the Code.

There is a training program on the Code and every year all team members must attest that they have read, understood and will always follow the Code.

All CIBC team members globally are required to speak up when they become aware of activities that they believe are inconsistent with the Code, or that might be damaging to CIBC or our stakeholders. There is no retaliation for speaking up. To support a safe culture of speaking up, CIBC has a dedicated channel where team members, as well as third parties, such as CIBC suppliers, clients or third parties who sell or offer a CIBC product or service, can report questionable or unethical conduct anonymously without fear of repercussions. CIBC’s Whistleblower Program has a web portal and phone hotline that is a confidential service operated by an independent company, and can be accessed 24 hours a day, 7 days a week, in multiple languages (upon request). No identifying information (such as whistleblower’s name or telephone number, IP address, etc.) is available to the service provider unless explicitly provided by the whistleblower. For hotline phone calls, CIBC receives a written transcript only. While calls may be monitored by the service provider for quality control or training purposes, they are not recorded. Team members can also report concerns to our Human Resources/Employee Relations team, Corporate Security or a Board member.

Changes to the Code are reviewed by the Board for approval. Legal requirements provide that CIBC’s Board of Directors must approve waivers for Board members and certain executive officers, and publicly disclose any waivers. No waiver has been approved by the Board to date.

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18.	Environmental, Social and Governance (ESG)

Inspired by our purpose to help make your ambition a reality, we have made sustainability an essential component of our strategy development, planning and execution, focusing on ESG matters of importance to CIBC and our stakeholders.

At CIBC, all team members play a role in delivering on our ESG commitments. To drive accountability and support integration across the enterprise, we have defined responsibility for ESG from the Board of Directors down to those responsible for day-to-day execution.	Find CIBC’s Sustainability Report at https://www.cibc.com/en/about-cibc/ corporate-responsibility.html.

In 2022, CIBC continued to enhance our ESG governance framework, to further embed ESG into business strategies, operations, and decision-making processes across the enterprise. Key actions included:

◾

Delivered our ESG Director Development program, including on topics such as climate change, energy transition, and emerging regulations, which was also expanded to select regional and subsidiary Boards in our global operations, incorporating local, regulatory and business-specific considerations.

◾

Continued to strengthen executive management of our ESG activities, including implementing a new ESG Disclosure Review Framework, whereby major ESG disclosures are reviewed by both our Senior Executive ESG Council and Disclosure Committee, ensuring proper processes and controls for ESG disclosures.

◾

Updated our CEO and executive management performance measures, and ESG Index metrics, which are linked to variable compensation for all executives globally and the majority (approximately 85%) of our team members, to drive progress on our ESG priorities, and keep pace with evolving stakeholder priorities. See page 68 for more information on how we embed ESG into performance.

These actions build on existing tenets of our ESG philosophy, which as a relationship-focused bank, includes being responsive to our stakeholders through direct engagement. To this end, in 2022 we:

◾	Held a dedicated ESG Investor Session with institutional investors, to discuss our plans and priorities, and seek feedback on the progress made on our ESG strategy.

◾	Held 152 meetings with institutional investors to listen to their feedback on our governance practices, and the interconnectivity between ESG and our strategy.

Recognizing the important oversight role that our Board of Directors plays in our ESG journey, in 2022, we also took key actions to further define ESG-related responsibilities amidst an evolving landscape by updating Board and Board committee mandates, while also strengthening knowledge of ESG topics most relevant to our Bank through both director education and regular reporting.

The Corporate Governance Committee has oversight of the overall ESG strategy, related disclosure, and ESG governance framework, which includes CIBC’s approach to operating in an ethical, socially responsible and environmentally conscious manner. This oversight includes reviewing key themes of CIBC’s 2022 Sustainability Report; Code of Conduct; complaint-handling policies and procedures; privacy matters; donations and community investments; our stakeholder engagement practices, and CIBC’s Modern Slavery Statement.

Other Board committees execute on components of CIBC’s ESG strategy based on their specific mandates.

The Management Resources and Compensation Committee has oversight of CIBC’s human capital strategy, including compensation and alignment with CIBC’s strategy. The Committee also oversees assessing alignment of ESG performance goals with compensation based on the ESG Index as part of our Business Performance Factor (BPF). This Committee also approves individual goals and measures for the CEO and Executive Committee members. These goals incorporate metrics for inclusion and diversity as well as environmental performance which are then incorporated into the goals and measures of other executives and team members across CIBC.

The Risk Management Committee reviews and approves CIBC’s frameworks and policies on the identification and control of a variety of risks. This review includes CIBC’s Reputation Risk Management Framework, CIBC’s principal business risks with an ESG impact, such as climate-sensitive risk exposures, and risk appetite statements and/or credit concentrations for clients within industries with certain ratings related to climate exposure.

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The Audit Committee oversees the establishment and maintenance by management of a system of processes and controls to ensure the integrity, accuracy and reliability of data to support the quality of ESG information disclosed in the Annual Report, related Management’s Discussion and Analysis (MD&A) and consolidated financial statements, as well as the Sustainability Report. As part of this oversight responsibility, this year the committee considered the appropriateness and accuracy of disclosures.

Governance Body	Summary of Responsibilities	2022 Activities Related to ESG

Board of Directors

Oversight responsibilities include: management’s creation of a culture of integrity; CIBC’s strategic plan having regard to CIBC’s purpose, risk appetite, risk profile, capital and liquidity levels, emerging trends and the competitive environment; CIBC’s risk profile and internal control; CIBC’s human capital strategy; and stakeholder communications.

•  Reviewed initiatives supporting CIBC’s ESG strategy and net-zero ambition such as our 2030 financed emissions targets for our oil and gas and power generation portfolios.

•  Approved CIBC’s 2023 Code of Conduct, responses to shareholder proposals on ESG matters and governance disclosure in CIBC’s management proxy circular.

•  Assessed progress on CIBC’s ESG metrics.

•  Oversaw the alignment of our corporate strategy with our purpose.

•  Received insights on market trends related to energy transition.

Corporate Governance Committee	Oversight responsibilities include: CIBC’s corporate governance framework; CIBC’s alignment with its purpose; CIBC’s ESG strategy and governance framework; stakeholder engagement framework; matters relating to conduct and culture; and consumer protection.

•  Oversaw CIBC’s ESG strategy and follow-up activities to support our ESG strategy.

•  Received reports and disclosure on CIBC’s ESG practices and performance.

•  Stayed abreast of emerging trends, stakeholder perspectives, standards and best practices on ESG matters through regular reporting.

•  Reviewed reports on CIBC’s community investment and giving strategy and activities.

•  Reviewed reports on adherence to the Code of Conduct, conduct and culture risk and related regulatory developments.

•  Received a report on global privacy risk management, privacy incidents, regulatory notifications and changing privacy laws.

•  Oversaw CIBC’s stakeholder engagement process to foster transparent relationships and discuss CIBC’s governance practices and emerging trends.

•  Assessed reports on complying with new Bank Act (Canada) provisions on consumer protection activities and CIBC’s approach to the Financial Consumer Protection Framework.

•  Received reports on complaint handling.

•  Approved CIBC’s Modern Slavery Statement.

Risk Management Committee	Oversight responsibilities include: reviewing and approving CIBC’s frameworks and policies to identify and control risks, including the Risk Management Framework and the Reputation Risk Policy.

•  Supervised key frameworks, policies and limits related to identifying, measuring, monitoring and mitigating CIBC’s principal business risks, such as environmental risk and information and cyber security.

•  Received reports on ESG risks to oversee their impact on the bank and clients.

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Management Resources and Compensation Committee	Oversight responsibilities include: reviewing CIBC’s human capital strategy and organizational culture, including talent and total rewards, and alignment with CIBC’s strategy, risk appetite and controls; reviewing inclusion and diversity, employee health, safety and wellbeing and other ESG practices related to the Committee’s mandate; reviewing and/or approving CIBC’s compensation philosophy, principles, practices and policies; reviewing and approving goals and measures for the CEO, Executive Committee members and key officers; reviewing annual compensation recommendations based on business performance, risks undertaken, financial/non-financial metrics, including ESG related metrics, adherence to CIBC’s risk appetite, and compliance with governance and control obligations; and reviewing annual incentive compensation pool funding.

•  Reviewed the human capital strategy, including talent and total rewards and alignment with CIBC’s strategy, risk appetite and controls.

•  Oversaw inclusion, employee engagement, employee health, safety and wellbeing, and compensation parity between talent segments (e.g., gender, people of colour).

•  Approved the ESG Index used to determine performance against key ESG metrics tied to annual incentive compensation funding, as well as risk input into compensation, conduct risk and the evolving regulatory environment.

•  Reviewed stakeholder updates related to ESG.

•  Reviewed 2023 Proxy disclosure changes, that included enhancements to ESG Index disclosure.

•  Reviewed updates on our CIBC Foundation.

•  Approved Executive Committee members’ goals that include ESG metrics.

Audit Committee	Oversight responsibilities include reviewing the integrity of CIBC’s financial statements, related MD&A, and internal control over financial reporting, monitoring the system of internal control, and overseeing the establishment and maintenance by management of a system of processes and controls to ensure the integrity, accuracy and reliability of data to support the quality of ESG information disclosed in the Annual Report, related MD&A and consolidated financial statements, as well as the Sustainability Report.

•  Reviewed CIBC’s ESG disclosure in the Annual Report, including the ESG strategy overview and performance highlights, and the Sustainability Report.

•  Reviewed processes and controls for data collection and reporting for ESG disclosures in the Annual Report and the Sustainability Report.

•  Received updates on ESG related trends and regulatory changes impacting disclosures.

Advancing our ESG strategy

CIBC has a strong history of ESG performance, and in late 2021 we launched a refocused ESG strategy that is harnessing our resources to create positive change for our team, our clients, our communities and our planet, contributing to a more secure, equitable and sustainable future where everyone’s ambitions are made real.

Building on previous actions, and through our refocused strategy, in 2022, we continued to activate our resources and put ESG commitments into action under three key pillars: Accelerating Climate Action, Creating Access to Opportunities, and Building Integrity and Trust. Below we outline notable achievements over the past five years.

(1)

Sustainable financing largely relates to client activities that support, but are not limited to, sectors such as renewable and emission-free energy, energy efficiency, sustainable infrastructure, sustainable real estate, affordable housing and basic infrastructure, and products such as, sustainability-linked and green financial products. The services offered by CIBC included in our mobilization commitment to support these client activities include loans and loan syndications, debt and equity underwritings, M&A advisory and principal investments. In fiscal 2022 our methodology was updated prospectively to include transactions relating to the affordable housing sector. We did not restate our cumulative performance from fiscal 2018 to fiscal 2021. The affordable housing sector includes loans and investments that meet our obligations under the U.S. Community Reinvestment Act.

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2022 ESG Performance Highlights

Accelerating Climate Action

◾	Announced 2030 financed emission targets for our oil and gas and power generation portfolios, in support of our net-zero ambition by 2050.

◾	Launched our Climate Centre, to provide education and advice to encourage consumer behaviours that reduce climate impact through changes in home, transportation and investment choices.

◾

Invested in academia to foster the energy transition ecosystem, including helping to fund the Energy Transition Centre in Calgary alongside the University of Calgary, and establishing a Research Chair in Sustainable Finance in partnership with the Schulich School of Business at York University.

Creating Access to Opportunities

◾

Together with Microsoft Canada, jointly committed $850,000 in launching a new Social Impact Alliance, through our CIBC Foundation, to accelerate skills training and development, as well as create access to careers in technology.

◾	Launched our new Black Entrepreneur Program to drive transformational opportunities in Canadian communities with a commitment of $15 million in business loans over four years (2022-2025).

◾

Continued to enable individuals to realize their long-term ambitions through financial education seminars offered at no cost, helping them better understand options to secure their financial future, with a focus on the unique needs of women, youth, LGBTQ+ and Indigenous communities.

Building Integrity and Trust

◾

Advanced our work on Data Ethics and Risk Assessment to help guide the ethical acquisition, management and use of data, supported by a process and Advisory Committee to evaluate risk, bringing governance and oversight, and underpinned by our culture and training.

◾

Demonstrated how we are rapidly transforming our bank to be more agile, scalable and resilient, while designing security into everything we do as part of our overall Technology Strategy with the multi-year agreement with Microsoft Azure.

◾

Enhanced secure data sharing for clients, ensuring a safe and seamless experience for clients to share their financial information with third-party fintech applications facilitated by our partnership with MX Technologies.

Read more about CIBC’s focus on ESG topics in our 2022 Sustainability Report.

Recognition

In 2022, CIBC continued to be recognized for its ESG performance. For example, CIBC continued to be a constituent of the Dow Jones Sustainability Index (DJSI) North America, the Bloomberg Gender-Equality Index for the 7th consecutive year and the FTSE4Good Index. Index members must meet globally recognized standards for ESG strategy, management and performance. CIBC is also proud to be named, for the second consecutive year, the top company in Canada for gender equality in Equileap’s fifth annual Gender Equality Global Report.

CIBC is proud to be recognized by:

C I B C P R O X Y C I R C U L A R	52

Statement of Corporate Governance Practices

19.	Subsidiary Governance

CIBC’s Enterprise Subsidiary Governance Framework provides guidance on the oversight responsibilities between the boards of CIBC and its subsidiaries. The framework outlines key principles of CIBC’s enterprise-wide approach to subsidiary governance, including board composition, director selection criteria, tenure and board size. The framework supports CIBC’s multi-disciplinary approach to subsidiary governance through strategic business units; control and governance functions; the CIBC Board; subsidiary boards and reporting to those boards.

The Corporate Governance Committee is responsible for overseeing the framework and reviewing reports on governance matters relating to CIBC subsidiaries. See “Report of the Corporate Governance Committee” on page 31 of the Circular for information on the committee’s continuing work regarding oversight responsibilities and interconnectivity among the boards of CIBC, CIBC Bancorp USA Inc. and CIBC Bank USA. Every year, the Corporate Governance Committee reviews guidance on board composition, director selection criteria, tenure and board size for CIBC Bancorp USA Inc. and CIBC Bank USA (together the “US boards”). To create interconnectivity between the US boards and the CIBC Board, the composition of the US boards includes CIBC Board members (for example, Chair of the CIBC Board, Chair of the CIBC Risk Management Committee and Chair of the CIBC Management Resources and Compensation Committee). This approach enables the CIBC Board to oversee the US operations effectively and facilitate the exchange of information.

20.	Stakeholder Engagement

The Board and management believe that understanding the perspectives of CIBC’s stakeholders is key to being a relationship-oriented bank. Some of the ways CIBC engages with its stakeholders are set out below.

Disclosing material information to the market – CIBC’s disclosure policy outlines our commitment to promote consistent disclosure practices aimed at accurate, timely and broadly disseminated disclosure of material information about CIBC to the market. The Corporate Governance Committee reviews how management administers the policy annually. The Board reviews and approves changes to the policy.

Feedback from stakeholders provides valuable input to the Board.

CIBC has a Disclosure Committee which meets with responsible officers each quarter to review CIBC’s interim or annual financial reports to shareholders and related earnings release, other news releases that contain financial information, as well as internal controls around CIBC’s disclosure and financial reporting.

Communicating with stakeholders – The Board reviews CIBC’s overall communication strategy annually to understand progress in furthering CIBC’s relationship with employees, clients, the investment community, media and government. The Chair of the Board and senior officers meet with shareholders, shareholder advocacy groups and others in the investment community to discuss CIBC’s approach to various issues, including corporate governance, risk governance, talent management, executive compensation and emerging ESG practices and related activities.

Whistleblowing and Confidential Whistleblower Program – The Audit Committee oversees CIBC’s Whistleblower Policy, which provides a framework for investigating and reporting concerns raised by CIBC employees, contingent workers or others (e.g., CIBC suppliers, clients, and shareholders) about accounting, internal accounting controls or auditing matters at CIBC. In addition, CIBC employees, contingent workers or others can report concerns to the CIBC Whistleblower Program (online or by phone) about irregular business activities or wrongdoing that could pose reputational risk to CIBC, including fraud, integrity of financial reporting, ethics, actual or potential violations of CIBC’s Code of Conduct, or violations of a law or regulation. All information received by the CIBC Whistleblower Program is confidential, in a manner consistent with CIBC’s responsibilities under applicable whistleblower legislation, and individuals can choose to remain anonymous.

Annual Meeting – CIBC has integrated enhanced technology into our annual meeting format, ensuring that shareholders have options for participating in our meeting. These enhancements allow you to use an internet-enabled device to watch and listen to the meeting in real time, submit comments and questions as well as vote during the meeting. See details in the Circular for all the ways you can participate in our meeting.

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Statement of Corporate Governance Practices

“Say on Pay” – Shareholders can have a “say on pay” by voting on an advisory resolution regarding CIBC’s approach to executive compensation described in the Circular. The vote is advisory, not binding and does not diminish the Board’s roles and responsibilities. However, the Board and the Management Resources and Compensation Committee consider the results of this vote in making future executive compensation decisions.	Last year 95% of shareholder votes were in favor of CIBC’s approach to executive compensation.

Stakeholder Engagement – CIBC’s Investor Relations website at www.cibc.com contains helpful information about upcoming reporting dates, quarterly investor presentations, fact sheets on CIBC’s financial performance and webcast links. For information on CIBC’s approach to ESG issues, please see our Sustainability website at www.cibc.com/en/about-cibc/corporate-responsibility.html. As CIBC recognizes the importance of ESG to the investment community and other stakeholders, CIBC has a designated Investor Relations representative focused on ESG communications. CIBC’s Investor Relations group welcomes dialogue with stakeholders via email at investorrelations@cibc.com.

Contacting CIBC’s Board

Anyone may contact the Board, the Chair of the Board, a Board committee or a director at corporate.secretary@cibc.com or CIBC Corporate Secretary’s Division, 81 Bay Street, CIBC Square, 20th Floor, Toronto, Ontario M5J 0E7.

Requesting paper copies

Our statement of corporate governance practices refers to material available on CIBC’s website. Shareholders may send a request for printed copies of any of these materials to the Corporate Secretary at corporate.secretary@cibc.com or CIBC Corporate Secretary’s Division, 81 Bay Street, CIBC Square, 20th Floor, Toronto, Ontario M5J 0E7.

We encourage you to join our digital movement and go paperless by accessing these materials at www.cibc.com.

C I B C P R O X Y C I R C U L A R	54

Message to our Fellow Shareholders

Dear fellow shareholder,

Today, CIBC is a modern, relationship-oriented bank that has built solid momentum, and a culture and team that is guided by our purpose – to help make your ambition a reality. With a commitment to creating enduring value for all our stakeholders, we are focused on delivering top-tier shareholder returns, a superior client and employee experience, and supporting our communities while maintaining our financial strength, risk discipline and advancing our purpose-driven culture.

Foundational to our progress is a consistent focus on three strategic priorities:

1.	Further growing our market share of high-growth, high-touch client segments;

2.	Elevating the CIBC banking experience for our clients through investments in digitization and technology, and further increasing connectivity across our businesses; and

3.	Investing in our future differentiator businesses that are positioned to win in faster growing markets.

We entered 2022 with a new brand, confidence in our ability to compete and a sense of anticipation for the future. Over the course of the year, we proudly welcomed over 13,000 team members to our new state-of-the-art global headquarters in Toronto at CIBC Square. In June, we hosted many of our investors at CIBC Square where we shared our client-focused strategy and how we are positioning our bank to outperform over the long-term.

We recognize that we and our clients are operating in an uncertain economic environment. Canada’s economy registered healthy growth through the first half of 2022, but then joined the US in showing signs of slowing in the second half of the year in the face of higher interest rates aimed at reducing inflation. Against this backdrop, CIBC was there with the advice and solutions that individuals, families and businesses needed to help them keep their ambitions on track. As a strong and well diversified financial institution, CIBC demonstrated its resilience and ability to execute its strategy through the economic cycle.

Our Team

Our team members live our purpose every day as they help make our clients’ ambitions real. We are pleased to have made significant investments in our people, reflecting the important role every team member plays in creating value for all of our stakeholders. Key highlights included:

◾	Investing in our team’s current and future financial wellbeing, including, for merit-eligible employees:

○	Increasing base salaries by 3%(1);

○	Increasing our minimum entry wage to $20.00 per hour (in local currency) for employees in both Canada and the US; and,

○

Committing to further increasing our minimum entry wage in Canada and the US by making ongoing investments over the next three years to bring it to $25.00 per hour (in local currency) by the end of 2025.

◾

Continuing to offer a Defined Benefit Pension Plan to all new and existing eligible Canadian employees, the only major Canadian bank with this offering, which rewards long-term careers with CIBC and provides income security for employees throughout retirement.

◾	Launching People Leader Mental Health training to our 6,000 people leaders to help them understand how to compassionately support team members experiencing mental health challenges.

◾	Making further investments in the health and wellbeing of our team, including:

○	Launching virtual health care to provide convenient and timely access to medical advice for our Canadian team members and their immediate family.

○

Launching YourPulse@CIBC, a new global health and wellbeing platform which enables employees to set up wellness goals and engage in individual and group challenges to enhance all aspects of their personal wellbeing.

Read more about CIBC’s focus on employee engagement in our 2022 Sustainability Report.

(1)	For all level 1 – 6 employees. Overall, these investments directly impacted almost 25,000 team members across CIBC, or approximately 54% of team members.

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Message to our Fellow Shareholders

Our Clients

Through the continued execution of our client-focused strategy and ongoing strategic investments, in 2022, CIBC grew its market share in several key areas, deepened relationships and elevated the banking experience for clients. Key highlights included:

◾

Welcoming more than two million new clients to CIBC through the acquisition of the Costco Canadian credit card portfolio and establishing a new contact centre in Canada to provide tailored service and support.

◾

Further innovating with the announcement of Tyl by CIBC, a cloud-based, digital platform that enables safe and secure payment acceptance and administers loyalty programs for small- and medium-sized businesses.

◾

Continuing to invest in our technology platforms, new relationship managers and offerings on both sides of the border to serve the private economy, and commercial banking and wealth management clients.

◾	Broadening our offerings in Direct Financial Services, including expanding our industry-first Canadian Depositary Receipts lineup and adding a US dollar savings account for Simplii Financial clients.

◾	Expanding Carbonplace with three new members, providing settlements infrastructure and systems for marketplaces and exchanges in the voluntary carbon market.

◾	Being recognized for Outstanding Leadership in Transition & Sustainability Linked Bonds and for Outstanding Leadership in Green Bonds by Global Finance’s North American Regional Awards.

Our Communities

We maintained our focus on investing in our communities to create access to opportunities by removing barriers, championing change and strengthening the communities we serve. These efforts were elevated with the launch of the CIBC Foundation at the beginning of fiscal 2022 as we advanced our commitment to enable a more equitable and sustainable future. Key highlights included:

◾

The CIBC Foundation began investing in initiatives that will enable a more equitable and inclusive future; this includes a new partnership with Microsoft aimed at removing barriers to careers in technology for Indigenous peoples, persons with disabilities and newcomers. Together, we are assembling a coalition of partners to help increase access to skills-based training, certifications and employment while advancing the digital economy.

◾

Since becoming the title sponsor in 1996, our CIBC team has raised more than $60 million for the Canadian Cancer Society CIBC Run for the Cure, and since the inaugural Miracle Day in 1984, $267 million for children’s charities globally.

◾

Building on our commitment to create equitable and resilient communities, we enhanced our Indigenous Housing Loan Program, designed to address the housing shortage within Indigenous communities in Canada, and launched our Black Entrepreneur Program, providing business loans of up to $250,000 as well as $2 million in non-repayable loans funded by a CIBC Foundation donation to the Black Opportunity Fund.

◾	Providing support to relief efforts to help those affected by natural disasters around the world, and urgent humanitarian aid efforts in Ukraine and efforts to help Ukranian refugees settle in Canada.

Our Shareholders

We create value for shareholders by ensuring CIBC has a purpose-led culture, and a disciplined and prudent approach to executing its client-focused strategy. Despite a more challenging operating environment, CIBC delivered solid financial results for the fiscal year, supported by the ongoing strategic investments that will benefit our bank over the long-term. Key highlights contributing to value creation for our shareholders included:

◾	Making notable progress in growing our targeted high-growth, high-touch client segments.

◾	Elevating the client experience through investments in technology and further increasing connectivity across our businesses.

◾	Investing in future growth differentiators, particularly in our innovation banking franchise, fintech capabilities, and renewable energy platform.

See “Our fiscal 2022 performance” section of this letter for further details.

C I B C P R O X Y C I R C U L A R	56

Message to our Fellow Shareholders

Our executive compensation design

As part of our global oversight responsibilities, when determining our executive compensation design we look at ensuring alignment with shareholder interests, motivating the successful achievement of our strategy, and fostering adherence to our risk tolerance. The Chief Executive Officer (CEO), all executives globally, and the majority of our team members (85%) participate in the same incentive plan referred to as Goals, Performance, Success (GPS) which focuses on pay for performance driven by both the Business Performance Factor (BPF) and individual performance. The BPF captures financial performance, including performance relative to our peers, as well as client experience and environmental, social and governance goals.

Our BPF is comprised of key drivers of our strategy with three financial metrics, namely adjusted diluted Earnings Per Share (EPS), adjusted operating leverage and adjusted revenue growth accounting for 65% of the BPF. For each of the financial metrics, we capture both absolute performance relative to our goals (75%) and performance relative to our peers (25%) directly in our formula. The inclusion of relative performance directly in our BPF formula continues to be an integral part of how we measure our overall performance. For each of the financial metrics, the Board also has discretion to increase the overall impact of relative performance from 25% up to 50% (thereby lowering the percentage accounted for by absolute performance to as low as 50%).

The remaining 35% of the BPF is comprised of our Client Experience Index (25%), which captures internal and external client surveys, and our ESG Index (10%), which captures our performance against established metrics pertaining to our environmental, social and governance goals. The quantification of ESG factors directly in our BPF formula continued to be a differentiator for us and we strongly believe that having 10% of our BPF tied directly to ESG performance is fundamental to driving progress and accountability on our ESG strategy. ESG performance is reinforced through both our BPF determination as well as in the individual goals and performance assessments for our senior leaders. The fiscal 2022 ESG Index incorporated various measures mapped to our three ESG strategy pillars, with the following weightings:

◾	Accelerating Climate Action (36%) – metrics focused on topics such as climate goals, and sustainable finance.

◾	Creating Access to Opportunities (37%) – metrics focused on topics such as inclusive banking and financial education, inclusion at work, pay equity, employee engagement, and capability development.

◾	Building Integrity and Trust (27%) – metrics focused on topics such as Board ESG oversight, data ethics and privacy, and client complaints management.

You can read more about our BPF determination starting on page 68 of the Compensation Discussion and Analysis (CD&A).

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Message to our Fellow Shareholders

Our fiscal 2022 performance

We delivered strong top-line growth in fiscal 2022 through the execution of our client-focused strategy, and leveraging the strategic investments we are making for long-term growth. Adjusted net earnings growth was below our stated objective, mainly due to the impact of loan loss provision releases in fiscal 2021. Adjusted Pre-Provision, Pre-Tax Earnings(1) of $9.4 billion was 7% higher than the prior year, and the credit quality of our portfolio remained strong with impaired provisions down 1% year-over-year. As the economic environment evolves, we will continue to take actions to reposition our business to adapt, continue to grow our client franchise, and moderate our expense growth. We will deliver in areas where we have competitive advantages, and invest in our future differentiators that will create long-term value. We will gain share by continuing to execute our client-focused strategy and leveraging our capabilities in providing leading advisory services, award-winning digital platforms, and operational excellence. Our highly-connected and purpose-driven team will continue to move our bank forward as we create positive change and help make ambitions a reality.

Key financial highlights:

◾	Delivered adjusted revenue(1) of $21.8 billion, up 9% from $20.0 billion in the prior year.
◾	Delivered adjusted Pre-Provision Pre-Tax Earnings(1) of $9.4 billion, up 7% from $8.8 billion in the prior year.
◾	Adjusted Net income(1) of $6.6 billion or $7.05 per share was down 2% from $6.7 billion or $7.23 per share last year.
◾	Achieved adjusted Return on Equity (ROE)(1) of 14.7%, slightly below our objective of 15%+ and down 200 basis points year-over-year.
◾	Achieved Basel III Common Equity Tier 1 capital ratio(2) of 11.7%, above the fiscal 2022 regulatory minimum of 10.5%(3).

(1)

Adjusted measures are non-GAAP measures. For additional information see the “Non-GAAP measures” section starting on page 14 of CIBC’s 2022 Annual Report available on SEDAR at www.sedar.com, which section is incorporated by reference herein, including the quantitative reconciliations therein of reported fiscal 2022 GAAP measures to: adjusted revenue on page 15; adjusted Pre-Provision Pre-Tax Earnings on page 20; and adjusted net income on page 15.

(2)

Calculated pursuant to Office of the Superintendent of Financial Institutions (OSFI) Capital Adequacy Requirements (CAR) Guideline, which is based on Basel Committee on Banking Supervision (BCBS) standards.

(3)	The regulatory minimum was increased to 11.0% as of February 1, 2023.

Our Business Performance Factor (BPF)

Our BPF is used to reward the majority of our team members (85%), including the CEO and all of our executives globally. Based on CIBC’s fiscal 2022 performance, the BPF was 101%.

Final incentive decisions, both cash and deferred equity compensation, incorporate business performance (through our BPF) as well as individual performance in a given year. Equity awards granted are based on the fiscal 2022 BPF and are also subject to future multi-year performance results. You can read more about our incentive plan design and BPF determination starting on page 68 of the CD&A.

Our CEO’s compensation

2022 pay

Based on CIBC’s fiscal 2022 performance, Mr. Dodig’s leadership of the team and his role in creating a purpose-led, modern, relationship-oriented bank, the Board approved Total Direct Compensation (TDC) which includes annual salary and variable incentive awards of $10.36 million for fiscal 2022, which is approximately $0.36 million or 4% above his 2022 TDC target of $10.00 million, excluding the “compensatory value” of changes in the pension obligations. Mr. Dodig’s performance-based incentive compensation of $9.36 million is composed of a cash bonus of $1.87 million, $5.99 million in Performance Share Units (PSUs) and $1.50 million in stock options (options) in each case based on grant date fair values. In addition to being “performance-granted”, Mr. Dodig’s PSUs have future performance-vesting conditions comprised of relative ROE and Total Shareholder Return (TSR) performance over three years. The Board believed these compensation decisions were aligned with the overall performance of CIBC in 2022, achievement of individual goals that further advanced CIBC’s long-term strategy and the purpose-driven leadership demonstrated by Mr. Dodig.

C I B C P R O X Y C I R C U L A R	58

Message to our Fellow Shareholders

Effective fiscal 2023, Mr. Dodig’s variable incentive target was increased from 900% to 1,000% of base salary to progress his compensation to better align to market peers, following three years at his current target. As a result of this change, Mr. Dodig’s TDC target increased from $10.00 million to $11.00 million and his ratio of fixed to variable compensation decreased with a heavier weighting on variable compensation which is paid 20% in cash and 80% in deferred compensation split between PSUs (80%) and options (20%). No change was made to Mr. Dodig’s base salary as the Board felt strongly that any increase be tied to both CIBC’s performance and his individual performance, both of which are captured in the variable incentive award.

2022 ownership

As of October 31, 2022, Mr. Dodig owned $28.70 million worth of CIBC equity, which is 28.7 times his salary and exceeds the share ownership guideline of 8 times salary. This substantial ownership level creates significant long-term alignment with shareholders’ interests and mitigates against excessive risk taking.

Executing against our Human Capital Strategy

Effective talent management and succession planning are critical to our long-term success. In 2022, we announced changes that further reinforced the strength and capabilities of our leadership team while providing new opportunities for a number of leaders as we delivered on our growth strategy. Notably, effective November 1, 2022, we completed the planned transition of Michael Capatides to a new role as Vice-Chair, CIBC Bank USA and Shawn Beber assumed the leadership of our US Commercial Banking and Wealth Management business as Senior Executive Vice-President and Group Head, US Region, and President & CEO, CIBC Bank USA, and our US bank holding company. Mr. Beber most recently served as Chief Risk Officer and as a result of his move, Frank Guse took on the role of Senior Executive Vice-President and Chief Risk Officer and joined CIBC’s Executive Committee.

In addition, in January 2023, we announced that Laura Dottori-Attanasio, Senior Executive Vice-President and Group Head, Personal and Business Banking, Canada planned to retire from the bank on February 1, 2023, and that Jon Hountalas was appointed Senior Executive Vice-President and Group Head, Canadian Banking and assumed leadership of CIBC’s Personal and Business Banking, Commercial Banking, and Wealth Management businesses in Canada. Mr. Hountalas previously served as Senior Executive Vice-President and Group Head, Commercial Banking and Wealth Management, Canada.

These leadership changes will further position us to execute our client-focused strategy and deliver relative outperformance going forward. The Board and Management worked closely together on the succession planning and leadership changes.

In addition, we have delivered against our talent strategy across all fronts and have highlighted some notable results below:

◾

Embedded CIBC’s Leadership Capabilities (envision the future - inspire hearts and minds – drive action and impact) across all Global Leadership Team (GLT) Members and people leaders enterprise-wide, through a Masterclass program to ensure a consistent and foundational understanding of what leadership means at our bank. The leadership capabilities are also embedded in fiscal 2023 goals across all GLT and people leaders.

◾

Recognized for the second consecutive year as the leading company in Canada for gender equality by Equileap in their annual Gender Equality Global Report & Ranking and included in the Bloomberg Gender Equality Index, recognizing our commitment to gender balance for the seventh consecutive year.

◾

Progressed against the goals found in our Reconciliation Framework, including launching a first-of-its-kind Legacy Space at CIBC Square in partnership with the Gord Downie & Chanie Wenjack Fund dedicated to hosting conversations supporting Indigenous prosperity.

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Message to our Fellow Shareholders

◾

In 2022, CIBC commissioned a third-party independent study to evaluate how we can achieve formal employee input in strategic decision-making. This study conducted a review of external practices in relevant markets (continental Europe, the United Kingdom, and the United States) and an analysis of CIBC’s current approaches to employee listening. The study concluded that CIBC has a comprehensive approach to employee engagement and employee listening, confirmed that there are no critical gaps for CIBC, and will inform our strategic initiatives for employee engagement and listening in 2023 and beyond.

You can read more about talent management and succession planning and inclusion at CIBC starting on page 72 of the CD&A.

Our response to shareholder feedback

We continue to pay close attention to shareholder feedback and we have taken that feedback into consideration in the construct of our organization’s strategic objectives, BPF and individual executive goals, as discussed in the previous sections

We welcome your feedback anytime by writing to us at corporate.secretary@cibc.com, or CIBC Corporate Secretary’s Division, 81 Bay Street, CIBC Square, 20th Floor, Toronto, Ontario M5J 0E7.

The Committee and the Board are very proud of the achievements of the CIBC team and remain committed to ensuring long-term value collectively for all of CIBC’s stakeholders. On behalf of the Committee and the Board, we thank you, our shareholders, for your continued support.

Sincerely,

Kevin. J. Kelly	Katharine B. Stevenson
Chair, Management Resources and	Chair of the Board
Compensation Committee

C I B C P R O X Y C I R C U L A R	60

Compensation Discussion and Analysis

The Compensation Discussion and Analysis provides an overview of the governance of our executive compensation program, explains how CIBC compensates its executives and how fiscal 2022 compensation was determined for its Named Executive Officers (NEOs).

Compensation Philosophy, Practices and Governance

At CIBC, our approach to compensation is based on three key principles:

The following section summarizes how we reflect good governance and risk mitigation in our compensation programs. More information is provided on the following pages.

Compensation Governance Practices

◾	Align compensation approach with Financial Stability Board (FSB) Principles for Sound Compensation Practices and their Implementation Standards as adopted globally by regulators.

◾	Align performance measures with CIBC’s board-approved strategic plan.

◾	Apply upside limits to individual incentive awards.

◾	Align the vesting of compensation awards with the time horizon of risks.

◾	Define minimum deferral levels and set minimum equity ownership levels for material risk takers.

◾	Use financial performance misstatement and misconduct clawback provisions to enable CIBC to recover compensation in appropriate circumstances.

◾	Determine compensation for employees in control functions independently from the performance of the business segments they oversee.

◾	Determine compensation for the CEO considering both horizontal and vertical pay ratio analyses.

◾	Assess the appropriateness of compensation by stress-testing different compensation scenarios and backtesting realizable pay, the link between performance and compensation.

◾	Determine realizable and realized pay using relative and absolute metrics.

◾	Require a “Double Trigger” in our Change of Control Policy (i.e., payment occurs only upon both a change of control and termination of employment).

◾	Limit bonus guarantees to new hires or for exceptional circumstances to no more than 12 months.

◾	Ensure the Committee’s independent advisor, who provides advice on executive compensation matters, has the power to challenge recommendations from management.

◾	Do not re-price or backdate options, or discount options at the time of grant.

◾	Do not allow hedging designed to monetize or reduce market risk to the employee or director associated with equity-based compensation.

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Compensation Discussion and Analysis

Committee composition

Members of the Committee, Kevin Kelly (Chair), Nanci Caldwell, Luc Desjardins and Martine Turcotte, bring diverse skills and experiences, including leadership, human resources management/compensation, risk management and risk governance, that assist the Committee in making decisions on CIBC’s compensation policies and practices and fulfilling its mandate.

For information on the experience and educational background of the Committee members standing for re-election, see our director nominee biographies starting on page 10 and “Director nominee skills and experience” on page 24 of the Circular. For information on director education sessions provided to Committee members in fiscal 2022, see page 46 of the Circular.

Independent advice

The Committee has engaged Pay Governance LLC and its predecessors since 2006 to provide independent analysis and advice to the Committee on all executive compensation matters, including compensation targets and annual compensation recommendations for the CEO and EXCO members. The independent advisors also review and provide feedback on the meeting materials prepared internally by human resources prior to each of the committee meetings. Additionally, the independent advisors frequently attend the Management Resources and Compensation Committee meetings and provide advice and counsel as required. The Committee and Management regularly assess the performance and the accountabilities of Pay Governance.

The table below discloses the fees paid to Pay Governance by CIBC over the past two fiscal years. The fees were for services to the Committee related to executive compensation work and the Corporate Governance Committee for director compensation work. Pay Governance did not provide other services to CIBC in these years. As a result, the Committee believes Pay Governance is an independent advisor based on the U.S. Securities and Exchange Commission’s factors for evaluating advisor independence.

	2022 (US$)	2021 (US$)

For Committee Work Related to Executive Compensation	125,000(1)	125,500(1)

For Corporate Governance Committee Work Related to Director Compensation	—	70,000(1)(2)

(1)

The 2022 fees equate to C$161,488 for Committee work related to executive compensation, and the 2021 fees equate to C$157,565 and C$87,885 for director compensation related work when converted to Canadian dollars at the average WM/Reuters exchange rate of US$1.00 = C$1.2919 for fiscal 2022 and US$1.00 = C$1.2555 for fiscal 2021.

(2)	Of the US$70,000 fee, US$30,000 relates to compensation of directors serving CIBC and US$40,000 relates to compensation of directors serving CIBC Bancorp USA Inc. and CIBC Bank USA.

The Committee and the independent advisor meet in camera without management, and the Chair of the Committee meets privately with the advisor. These discussions contribute to the Committee’s effectiveness in overseeing compensation.

The Committee also engages external legal counsel and other advisors as appropriate to provide expert advice or director education. The Committee evaluates the independence of these outside advisors and considers any conflicts in advance.

CIBC’s Internal Audit group conducts an annual independent review of CIBC’s compensation governance practices and the alignment of those practices with regulatory standards, including the FSB’s Principles for Sound Compensation Practices and their Implementation Standards. The Committee reviews a report prepared by the Chief Auditor on the results of the review.

C I B C P R O X Y C I R C U L A R	62

Compensation Discussion and Analysis

Approach to Executive Compensation

Our executive compensation program aligns compensation with business and individual performance and incorporates a strategy-driven and risk-controlled approach.

Key design features

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Compensation Discussion and Analysis

Compensation elements

CIBC’s executive compensation program includes direct compensation (salary and variable incentive awards) and indirect compensation (benefits, perquisites and retirement programs). The Committee reviews these components regularly to assess market competitiveness and continued alignment with our compensation philosophy.

Direct Compensation

Fixed Compensation	Variable Incentive Awards(1)

Provide market competitive fixed pay (annual salary) based on job scope, skills, experience and market competitiveness.

Pay for performance by aligning incentive compensation with business and individual performance using a combination of cash and deferred awards.

Short, medium and long-term compensation elements are determined based on predetermined fixed percentages for cash and deferred equity.

Short-Term - Cash 1 year performance period Annual cash(2) bonus rewards the achievement of business performance and individual objectives in the given year.

Medium-Term – PSUs

4 year performance period

PSU award amounts are determined based on

the current year’s business and individual performance (fiscal 2022). The awards are then subject to relative TSR and ROE performance over the three subsequent years (2023-2025).

Long-Term - Stock Options

4-11 year performance period

Option award amounts are determined based on the current year’s business and individual performance (fiscal 2022). Deferred incentives motivate executives to create sustainable shareholder value over the long-term. Stock options have a 10-year term (2023-2032).

(1)

If an employee engages in misconduct that causes a significant financial loss to CIBC, or that causes a material restatement of the financial statements, CIBC may demand the repayment of cash or deferred incentive compensation awarded.

(2)

Executives may elect to voluntarily defer some or all of the cash incentive received into deferred share units (DSUs) which increase equity ownership under CIBC’s guidelines and which only pay out following retirement, termination of employment or death.

Indirect Compensation

Component	Purpose	Form
Benefits	Invest in the health and wellbeing of team members	Group benefit programs
Perquisites	Executive perquisite offering may include club membership, annual health assessment and car benefits	Annual allowance or reimbursement
Retirement Programs	Contribute to financial security after retirement	Pension and Savings Plans(1) Defined Benefit Pension Plan

(1)

Competitive retirement income arrangements are provided to all employees. A Supplemental Executive Retirement Plan (SERP) is provided to certain executives at the level of Senior Vice-President and above (described on page 93). For any executive who joined the SERP or was promoted prior to January 1, 2016, credited service is based only on service while employed by CIBC and pensionable earnings are capped at a fixed dollar limit. For any executive that joined the SERP or was promoted after January 1, 2016, SERP benefits accrue on a fixed, flat dollar basis and service is credited only from the date they joined the SERP. This means SERP pension benefits at CIBC do not include service for years beyond those actually worked and the benefits do not automatically escalate with increases in compensation.

C I B C P R O X Y C I R C U L A R	64

Compensation Discussion and Analysis

Deferred incentive award

Deferred incentive awards are used to align executive compensation with mid- and long-term shareholder interests. CIBC’s deferred incentive award vehicles are described below. More detail is provided starting on page 90.

Deferred Incentive Award Vehicle	Description

PSUs (Medium-term)

•   The determination of the PSU award amount is based on both individual and business performance in the fiscal year prior to the grant(1) as it is driven by the year-end performance multiplier which is comprised of the BPF and individual performance. PSUs are then subject to a three-year performance period post grant that is measured based on relative ROE and TSR performance over the three subsequent years.

•   PSUs vest and settle in cash at the end of the three-year performance period.

•   The percentage of PSUs which vest ranges from 75% to 125% based on CIBC’s ROE and TSR performance during the three-year performance period relative to Bank of Montreal, Bank of Nova Scotia, National Bank of Canada, Royal Bank of Canada and the Toronto-Dominion Bank.

•   The Board has discretion to adjust the vesting percentage and may reduce it to 0% if it deems that a material event occurred during the three-year performance period which impacts CIBC’s financial or market performance relative to the peer group.

•   ROE (or adjusted ROE, as applicable) and TSR performance for CIBC and each peer bank are ranked from one (highest performance) to six (lowest performance). Based on CIBC’s ranking for each measure, over the three-year period, a performance factor is assigned using the following scale:

	Rank	Performance Factor
	1	125%
	2	115%
	3	105%
	4	95%
	5	85%
	6	75%
	Board Discretion	0% to 74%

•   The ROE (or adjusted ROE, as applicable) performance factor is averaged with the TSR performance factor to determine the final vesting percentage.

•   The final vesting percentage is multiplied by the original number of PSUs granted, plus any additional units accumulated through reinvested dividend equivalents, to calculate the final number of PSUs which vest and pay out based on CIBC share value at that time. (See “2019 PSU vesting” on page 86 for actual calculation details).

(1)	Awards for a given fiscal year (November 1 - October 31) are granted the December immediately following the close of the fiscal year.

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Compensation Discussion and Analysis

Deferred Incentive Award Vehicle	Description

Options (Long-term)

•   Options reward for performance over the long-term.

•   The grant amount is determined based on the year-end performance multiplier comprised of the BPF and individual performance(1).

•   Options vest 50% on the third and fourth anniversaries of the grant date and have a 10-year term.

•   Future realizable value depends on shareholder value creation.

DSUs (Long-term)

•   DSUs settle in cash after the executive leaves CIBC, based on CIBC share value at that time.

•   An executive can voluntarily elect to defer up to 100% of their cash incentive award into DSUs, which enhances the alignment of executive compensation with long-term shareholder return experience.

(1)	Awards for a given fiscal year (November 1 - October 31) are granted the December immediately following the close of the fiscal year.

Establishing Total Direct Compensation target

Total Direct Compensation (TDC) includes an executive’s annual salary and variable incentive award. At the beginning of each fiscal year, the Committee reviews and recommends TDC targets for the CEO and EXCO members for Board approval. Targets are reviewed against market data and internal peers annually, and adjusted over time to ensure that the executive’s progression within the role is taken into account.

When reviewing TDC targets, the Committee considers market data for the peer group, the relative size of peer organizations, the relative size and scope of the role, internal comparators and the incumbent’s experience. Market data is sourced from publicly available data and from benchmarking data provided by Korn Ferry Hay Group, an external service provider engaged by management that regularly conducts a syndicated study for Canada’s large financial institutions. For the US, additional benchmarking data is obtained from Willis Towers Watson and their global financial services database.

Peer group

Compensation targets for the CEO and EXCO members are evaluated against financial services companies that are of comparable size, scope, market presence and complexity to CIBC. Based on these criteria, the CEO and EXCO roles are benchmarked against the other five major Canadian banks(1). For the CEO and CFO, the peer group is expanded to include the two largest Canadian insurance companies(1), as the market for these roles is comparable more broadly across the financial services industry. Compensation target for the Group Head, CIBC US Region is evaluated against financial services companies of similar size, in terms of revenue and assets, through independent market surveys pertaining to compensation in the US obtained from Willis Towers Watson. The following chart shows CIBC’s relative position on certain key measures used to define its peer group.

(1)

Peer group of five major Canadian banks: Bank of Montreal, Bank of Nova Scotia, National Bank of Canada, Royal Bank of Canada and the Toronto-Dominion Bank; and two Canadian Insurance companies: Manulife Financial and Sun Life Financial.

(2)	As at October 31, 2022 for banks and September 30, 2022 for insurance companies.

(3)	Year ended October 31, 2022 for banks and trailing 12 months ending September 30, 2022 for insurance companies.

C I B C P R O X Y C I R C U L A R	66

Compensation Discussion and Analysis

Pay mix

The charts below show the compensation elements as a percentage of fiscal 2022 target TDC for the CEO and EXCO members. The charts demonstrate the greater pay variability for the CEO and EXCO business leaders who are best positioned to affect business results over the long-term compared to the EXCO functional group heads in Finance, Risk Management, Legal, People, Culture and Brand, and Technology, Infrastructure and Innovation.

Establishing individual goals

At the beginning of each fiscal year, the Committee approves the annual goals and measures for the EXCO members and recommends the CEO’s goals and measures for Board approval.

The Audit Committee and the Risk Management Committee also review the annual goals and measures for the CFO and the CRO, respectively.

The annual goals and measures for the CEO and EXCO align with CIBC’s strategic priorities and include financial performance (achievement of financial and key business results, earnings growth by growing the franchise, simplification and efficiency initiatives), client experience measures and ESG-related metrics relevant to their role.

Assessing individual performance

At the end of each year, the Committee evaluates individual performance relative to key metrics for the CEO and EXCO members and provides its recommendation on the CEO’s individual performance to the Board for approval. In addition to the performance assessments for this group, the Committee reviews any risk, compliance, conduct or audit concerns to determine if there are any adjustments required to the evaluation of individual performance and the resulting variable incentive awards. In the case of the CFO and CRO, the Audit Committee and the Risk Management Committee, respectively, also provide their input into the Committee’s evaluation of individual performance. Following the evaluation of individual performance, the Committee recommends for Board approval the variable incentive awards for the CEO and EXCO members. See “Variable incentive plan design” below.

Variable incentive plan design

The variable incentive plan, known as Goals Performance Success (GPS) for all executives, including the CEO and EXCO members, provides transparency with respect to how incentive awards are determined and a strong link between pay and performance. The variable incentive plan components are described below:

◾	Total Variable Compensation Target, expressed as a percentage of base salary earned in the fiscal year; and

◾	Performance Multiplier, which is comprised of both business performance and individual performance, equally weighted.

67	C I B C P R O X Y C I R C U L A R

Compensation Discussion and Analysis

An executive’s GPS award is determined using these components, as described below:

GPS Award	=	Total Variable Compensation Target	x	Performance Multiplier

The GPS award is capped at a maximum of 150% of the target incentive award to mitigate undue risk taking.

Under extreme circumstances, the GPS award may be reduced to zero to ensure pay for performance alignment.

GPS awards for the CEO and EXCO members are approved by the Board.

Determined based on competitive market analysis conducted as part of the target setting process described under “Establishing Total Direct Compensation target” on page 66.

Varies by role, market and executive job level.

The Performance Multiplier incorporates both individual and business performance. Individual performance is assessed at the end of the year against strategically aligned goals as described under “Establishing individual goals” and “Assessing individual performance” on page 67.

Business performance is determined based on absolute and relative business performance measured against Board-approved goals aligned to CIBC’s strategy.

The Performance Multiplier for the CEO is approved by the Board and for EXCO members by the Committee. The Committee and Board have the ability to make adjustments at their discretion.

Performance Multiplier

The Performance Multiplier is comprised of both business performance and individual performance. The BPF forms part of the overall Performance Multiplier and can range from 0% to 125%. The BPF within the Performance Multiplier is determined based on performance against metrics that are aligned to CIBC’s strategic priorities with a focus on financial performance and performance relative to peers, client experience and ESG.

The performance measures and relative weighting used to determine the BPF for fiscal 2022 are set out below:

Performance Measure		Weighting	Performance Assessment Breakdown

Financial Metrics 65%	Adjusted Diluted EPS	35%	25% Performance relative to peers 75% Performance relative to goals
	Adjusted Operating Leverage	15%
	Adjusted Revenue Growth	15%

Client Experience & ESG Metrics 35%	Client Experience (CX) Index	25%

5%  Enterprise-wide metrics

40% Personal & Business Banking metrics

20% Capital Markets & Direct Financial Services metrics

20% Canadian Commercial Banking & Wealth Management metrics

15% US Commercial Banking & Wealth Management metrics

	ESG Index	10%	36% Accelerating Climate Action 37% Creating Access to Opportunities 27% Building Integrity and Trust

Total Weighting		100%

C I B C P R O X Y C I R C U L A R	68

Compensation Discussion and Analysis

In 2021, we embedded performance relative to our five peer banks directly into the calculation of our BPF. Having relative performance as part of the formula provides a stronger link between executive compensation and our shareholders’ interests. Financial metrics, which are based on adjusted results, account for 65% of the BPF and within that, relative performance accounts for 25% of each of our financial metrics (i.e. diluted EPS, operating leverage and revenue growth), with the remaining 75% based on absolute performance of each metric against plan. Overall, relative performance comprises 25% of each financial metric with the Board having the ability to increase the impact of relative performance up to 50% within each metric.

The remaining 35% of our BPF is driven by performance against our established Client Experience (25%) and ESG (10%) Indices, both of which track our progress and help to assess our performance against critical client and ESG objectives. The Client Experience Index is a composite index that includes internal and external client surveys and client experience oriented metrics at the enterprise level as well as from Canadian Personal and Business Banking, Capital Markets, Canadian Commercial Banking and Wealth Management and US Commercial Banking and Wealth Management. The ESG Index is comprised of measures that align with our ESG strategy pillars based on stakeholder priorities where CIBC can have the greatest impact. It includes metrics covering activities across our strategic business units and functional groups that align with our focus on accelerating climate action, creating access to opportunities, and building integrity and trust. To keep pace with evolving stakeholder expectations, the ESG Index is reviewed annually, reflecting input from the Senior Executive ESG Council and EXCO, with final approval by the Committee.

In addition to these performance measures, the Committee and Board may further adjust the calculated BPF based on the qualitative factors described below:

◾	Additional impact based on relative performance vs. peers;
◾	Risk, to ensure compensation is aligned with our risk appetite and objectives by considering risk outcomes with adjustments being made only to reduce the BPF (or individual awards);
◾	Unexpected outcomes and other items that either should be included or excluded from the performance that determines the BPF; and
◾	Any other factors the Committee and the Board consider appropriate.

Assessing financial performance and determining compensation

In assessing financial performance, the CFO, the CRO, the Committee and Board review in accordance with International Financial Reporting Standards (IFRS or GAAP) and an adjusted basis. Both perspectives are considered useful to understand performance. Adjusted measures are used to assess CIBC’s underlying business performance and as one element of measuring executive performance for compensation decision-making purposes.

As discussed on the previous page, for fiscal 2022 diluted EPS, operating leverage and revenue growth, on an adjusted basis, were key components used to determine the BPF. Additional adjusted measures considered by the Committee and the Board include: total revenue on a taxable equivalent basis, net income, ROE, and pre-provision pre-tax earnings (PPPT). Adjusted measures represent non-GAAP measures. Non-GAAP measures do not have a standardized meaning under International Financial Reporting Standards (IFRS or GAAP), and accordingly, these measures may not be comparable to similar measures used by other companies. Adjusted results remove items of note from reported results and are used to calculate our adjusted measures. Non-GAAP ratios include an adjusted measure as one or more of their components. Certain additional disclosures for these specified financial measures have been incorporated by reference and can be found in the “Non-GAAP” measures section on page 14 of the 2022 Annual Report available on www.sedar.com.

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Compensation Discussion and Analysis

Risk Management Committee and input from the CFO and the CRO

The Committee works closely with the Risk Management Committee and receives input throughout the year from the CFO and the CRO. The Committee and the Chair of the Risk Management Committee, with input from the CFO and the CRO, assess the alignment of business performance with CIBC’s risk appetite, which includes certain ESG factors such as conduct and culture, client-related risk metrics and talent management metrics, and determine whether any risk adjustments are required to the BPF.

In addition, at year-end, the Committee and Risk Management Committee meet to review the alignment of business performance with CIBC’s risk appetite and both committees also review a report that includes information about individual risk and compliance issues arising during the year and the recommended impacts to individual performance assessments and compensation. Following this, if applicable, the Committee recommends for Board approval any changes to individual performance assessments and compensation for the CEO and EXCO members.

C I B C P R O X Y C I R C U L A R	70

Compensation Discussion and Analysis

2022 Performance and Compensation

2022 Business Performance Factor

CIBC’s fiscal 2022 BPF was 101% based on the results outlined in the table below.

Performance Measure	Weighting	2022 Target	2022 Actual	Result (Actual vs. Target)

Adjusted diluted EPS(1)	35%	$7.07	$7.05	$0.02 Below

Adjusted operating leverage(1)	15%	-0.4%	-1.9%	150 bps Below

Adjusted revenue growth(1)	15%	6.6%	9.0%	240 bps Above

CX Index	25%	100%	100%	At

ESG Index	10%	100%	100%	At

(1)

Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section starting on page 14 of CIBC’s 2022 Annual Report available on SEDAR at www.sedar.com.

In fiscal 2022 CIBC delivered solid financial performance. Adjusted diluted EPS was $7.05, essentially aligned with our target and down 2% from fiscal 2021, mainly due to the impact of loan loss provisions following a year of releases in 2021. Adjusted Pre-Provision, Pre-Tax Earnings(1) of $9.4 billion was 7% higher than the prior year and the credit quality of our portfolio remained strong with impaired provisions down 1% compared to 2021. Year-over-year adjusted revenue growth was strong at 9%, driven by robust volume growth across all businesses and ongoing strategic investments as we executed our client-focused strategy that will position CIBC to continue driving long-term growth. These investments contributed to adjusted expense(1) growth of 11% and adjusted operating leverage of (1.9)% in fiscal 2022, a decrease of 260 basis points (bps) from 2021 and 150 bps below target.

In fiscal 2022, we remained focused on transforming the client experience across our bank and enhanced the quality and consistency of our service delivery to our clients. Guided by our purpose of helping make ambitions a reality, we invested in optimizing our digital banking platform to make it easier to do business with us and are working towards a seamless and transparent process to resolve complaints across all of our frontline and escalation channels.

Key Client Experience accomplishments in fiscal 2022 included:

◾	Achieving strong performance on key client surveys in our Capital Markets and Canadian Commercial Banking and Wealth Management businesses;
◾	Scoring 2nd in the 2022 J.D. Power Retail Banking Satisfaction study which is our highest ranking since 2018, and an increase from the 5th position in 2021;
◾	Ranking as a Top Ten Registered Investment Advisor in the US for the third consecutive year by Barron’s;
◾

Being recognized for our online and mobile banking platforms, earning the J.D. Power Online Banking Satisfaction Award, the Ipsos Mobile Excellence Award, and the Digital Banker’s Outstanding Digital CX Mobile Banking Award and Outstanding Implementation of Digital CX Initiative by a Team Award; and

◾	Continuing to be in the top-tier for our relationship intensive NPS programs, including Private Banking & Commercial Banking in Canada and the US.

We maintained our strong ESG focus in fiscal 2022 and highlights of our performance against key ESG measures included:

•

Achieving above-target progress towards our goal of mobilizing $300 billion in sustainable finance by 2030 driven by strong positive responses from clients and growing opportunities in the market to further invest in sustainability initiatives;

(1)

Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section starting on page 14 of CIBC’s 2022 Annual Report available on SEDAR at www.sedar.com.

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Compensation Discussion and Analysis

◾	Announcing 2030 for financed emissions targets for both our oil and gas and power generation portfolios in support of our net-zero ambition by 2050;
◾	Meeting our inclusion and diversity targets in key focus areas, notably for increased representation of both women and under-represented groups in board-approved executive roles;

◾	Significantly growing our Indigenous Markets business, particularly in the Commercial Banking and Wealth Management spaces, an important area of our inclusive banking strategy; and

◾	Advancing critical work on Data Ethics and Risk Assessment to help ensure the integrity and ethical use of our data.

Looking ahead to fiscal 2023, in response to stakeholder feedback, we continue to evolve the metrics in our ESG Index to ensure our annual goals align to our multi-year public commitments.

As well, the scope has been further expanded across SBUs and Functional Groups, helping to strengthen our focus on ESG enterprise-wide.

Our BPF, along with the assessment of individual performance, formed the basis for fiscal 2022 NEO compensation as well as the compensation of all our EXCO members.

Talent Management and Succession Planning

Sustaining success over the long-term will depend on our ability to build a strong, future-ready workforce; this entails being able to identify, develop and retain a pipeline of high-potential leaders. Our future-focused talent strategy concentrates on building the leadership capabilities required for future success, augmenting with key, strategic external hires, growing the strengths of our CIBC Team and collectively unlocking potential to ensure we are future-proofing our bank and strengthening our diverse talent pipelines to drive value for our bank today and tomorrow.

The Committee and Board review regular updates on the progress of our talent strategy, the strength and diversity of our pipeline of future leaders and the alignment of CIBC’s talent and business strategies. The Committee holds the CEO and EXCO members accountable for the progress of our talent strategy by setting specific goals on talent management, employee engagement and the strength of our leadership pipeline. Achievement against these goals is included in assessing individual performance and determining compensation for the CEO and EXCO members at the end of the year.

Throughout the year, the Committee conducts in-depth executive reviews focused on the strength and diversity of succession pools for key leadership roles across CIBC. At least once a year, the Committee and the Board review succession plans for the CEO and EXCO members across various time frames to ensure that management and the Board have choices when appointing talent in key roles. The Committee and management also discuss key external talent as well as internal talent deeper in the pipeline, with potential over a longer horizon to develop into senior leaders in the organization.

In addition, the Committee reviews the progress of leadership development initiatives and receives reports on employee engagement, turnover, talent segment representation, external recognition of our workplace and other critical employee matters. CIBC continues to receive positive recognition as an employer, and in particular, for our work in the area of inclusion. We are confident that CIBC’s talent strategy is designed to attract and retain talented and engaged employees and leaders who are positioned to transform our bank and deliver on our purpose.

Inclusion

At CIBC, our goal is to create teams that reflect the clients and communities we serve with leaders who promote belonging and leverage the unique experiences of each team member. The result of getting this right is an engaged team that creates breakthrough ideas, promotes inclusive client experiences and ultimately helps us live our purpose.

C I B C P R O X Y C I R C U L A R	72

Compensation Discussion and Analysis

We measure our performance through time-bound inclusive human capital goals and it remains a top organizational priority to close gaps where our leadership team and workforce do not reflect the clients and communities we serve. In fiscal 2022, we have continued to make steady progress, including:

◾	Exceeding our goal for student recruitment from the Black community;

◾	Increasing representation of people of colour in board-approved executive roles; and

◾	Meeting our workforce representation goal for persons with disabilities, supported by efforts to promote self-disclosure and an enhanced focus on hiring through partnerships.

We have also made significant investments in inclusive leadership capabilities, deploying programs aimed at helping our team practice intentional inclusion. This included the launch of new eLearning content developed in partnership with First Nations University to help team members understand the unique history of Indigenous peoples in Canada and the continued deployment of our immersive Leading for Equity and Inclusion training which has been completed by 95% of our global leadership team. At the same time, we remained focus on achieving all commitments established through our Reconciliation Framework, the BlackNorth Initiative CEO Pledge and our 5-Year Accessibility Roadmap.

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Compensation Discussion and Analysis

2022 NEO compensation

CIBC’s NEOs are the CEO, the CFO, and the three most highly compensated executive officers in fiscal 2022.

Mr. Dodig

As the President and CEO, Mr. Dodig is responsible for developing and executing CIBC’s board-approved strategy and leading the day-to-day operations of CIBC.

The Committee evaluated Mr. Dodig’s performance relative to his goals for fiscal 2022 and determined that he met or exceeded his key deliverables by continuing to instill a purpose-driven culture across all areas of CIBC ensuring that our actions were aligned with the needs of our clients, team, shareholders and the communities in which we operate. Despite a more challenging environment, Mr. Dodig played a key role in creating a modern, relationship-oriented bank by defining new ways to support our clients and the communities in which we live and work.

Under Mr. Dodig’s leadership, we proudly welcomed over 13,000 team members back to the office in our new state-of-the art global headquarters in Toronto, CIBC Square. Mr. Dodig, together with his leadership team, hosted our investors at our new building in June to share our client-focused strategy and how we are positioning our bank to outperform over the long-term.

Our purpose, to help make the ambitions of our clients, team members, shareholders and members of the community a reality, remains at the forefront of how we operate. Through the execution of our client-focused strategy and leveraging the strategic investments we are making for long-term growth, we delivered strong top-line performance in fiscal 2022. Mr. Dodig has focused his leadership team on strengthening the resilience of our bank which continues to position CIBC well for the evolving macroeconomic environment. You can read more about these developments in the “Message to our Fellow Shareholders” starting on page 55.

Under Mr. Dodig’s leadership, CIBC delivered volume growth in all businesses including our strongest client growth in Canadian Personal and Business Banking since 2017 with the addition of over 350,000 net new clients to our bank (excluding the Costco Canadian co-brand card acquisition), 38% of which are from the affluent segment. Details on achievements across the various business lines are outlined in the table below. Fiscal 2022 proved to be a heavy investment year in order to position CIBC for long-term growth, including the acquisition of the Costco Canadian co-brand credit cards, which resulted in short-term pressure on adjusted operating leverage(1).

Mr. Dodig worked closely with the head of enterprise ESG to further evolve our ESG strategy and the framework in which we track and measure our progress against our ESG initiatives. Under Mr. Dodig’s leadership, an initial $70 million, with an aim to grow to $155 million, was invested in the CIBC Foundation to focus efforts on the advancement of social and economic equity by creating greater access to opportunities for underserved communities in Canada, with plans to extend these efforts to the US in the future. CIBC was included among the Best 50 Corporate Citizens in Canada for the 14th time in recognition of our efforts in ESG leadership.

Mr. Dodig continued in his role of CIBC’s wellbeing champion because it is important to him personally and to signify the importance of wellbeing to our team. Under his leadership, CIBC launched YourPulse@CIBC on the Virgin Pulse platform to emphasize and encourage all team members to embrace their own health and wellbeing journey.

(1)

Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section starting on page 14 of CIBC’s 2022 Annual Report available on SEDAR at www.sedar.com.

C I B C P R O X Y C I R C U L A R	74

Compensation Discussion and Analysis

In considering compensation for the CEO, the Board conducted a thorough review of Mr. Dodig’s performance relative to his key strategic priorities, highlights of which are outlined in the following table:

Key Strategic Priorities	Results

Deliver top-tier financial results and create shareholder value

◾    Rolling five-year TSR of 40.2% was in-line with the Standard & Poor’s (S&P)/ Toronto Stock Exchange (TSX) Composite Banks Index of 40.6%.

◾    Adjusted EPS(1) of $7.05 was down 2% year-over-year and in-line with our 2022 target.

◾    Adjusted ROE(1) of 14.7% was down 2% year-over-year and slightly below our medium-term objective of 15%+.

Focus on key client segments to accelerate our earning growth

◾    Improved market share in both Personal Deposits and Lending, ranking 2nd in year-over-year balance growth of 9.1% and 9.2% respectively, versus industry growth of 9.2% and 8.0% respectively.

◾    Including Assets Under Management (AUM), CIBC was ranked #1 in total Money-In with year-over-year growth of $2.3 billion or 0.7% (+42 bps in share) compared to industry decline of $110.8 billion or (3.4)%.

◾    CIBC was ranked #1 in credit cards balance growth, gaining 410 bps in market share.

Simplify our bank to deliver a modern relationship banking value proposition

◾    Full year adjusted revenue(2) for Direct Financial Services was 12% ahead of plan and up 18% year-over-year.

◾    Continued to be a leader in financing for the renewables industry, ranking #6 in financing for the renewable energy industry across North America(3).

◾    Our Innovation Banking platform added two locations in the US this year as we continue to grow one of CIBC’s future differentiators. Adjusted revenue(2) of $169 million was 135% higher than the prior year.

Invest in capabilities to protect our franchise and maintain long-term positioning

◾    At year-end, 93.5% of transactions were carried out over digital channels compared to 92.9% last year.

◾    Digital adoption rate of 82.8% was up 6% year-over-year.

◾    The number of digital transactions increased 12.7% to 138 million from 122 million last year.

◾    The Digital Everyday Transaction Rate continued to stay strong against a larger adopted and engaged customer base and exceeded the annual target.

◾    Cloud at Scale™ enabled innovation and modernization in how our teams work together as well as introduced improvements in security, resiliency and stability for both internal and client facing platforms.

Advance our purpose-driven culture

◾    In support of our net-zero ambition, we announced 2030 targets to reduce the carbon intensity of financed emissions in our oil and gas, and power generation portfolios.

◾    Mobilized $35.9 billion in sustainable finance activities, achieving a cumulative 37.6% (or $112.9 billion) over the past four years towards our 13-year target(4).

◾    Met goals for women, people of colour and black leaders in board-approved executive roles, representation of persons with disabilities and Indigenous peoples, and student recruitment from the Black community.

◾    CIBC had the 2nd lowest voluntary turnover rate amongst its peers.

◾    Engagement scores of 90% across CIBC reflected a high level of engagement and the team’s support for the direction and priorities of the organization.

(1)

Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section starting on page 14 of CIBC’s 2022 Annual Report available on SEDAR at www.sedar.com.

(2)	Adjusted measures are non-GAAP measures. For fiscal 2022, adjusted revenue was the same as reported revenue.

(3)	Inframation. For transactions that closed from January 1, 2022 to December 31, 2022 (North American Renewables League Tables).

(4)

Sustainable financing largely relates to client activities that support, but are not limited to, sectors such as renewable and emission-free energy, energy efficiency, sustainable infrastructure, sustainable real estate, affordable housing and basic infrastructure, and products such as, sustainability-linked and green financial products. The services offered by CIBC included in our mobilization commitment to support these client activities include loans and loan syndications, debt and equity underwritings, M&A advisory and principal investments. In fiscal 2022 our methodology was updated prospectively to include transactions relating to the affordable housing sector. We did not restate our cumulative performance from fiscal 2018 to fiscal 2021. The affordable housing sector includes loans and investments that meet our obligations under the U.S. Community Reinvestment Act.

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Compensation Discussion and Analysis

Based on our BPF of 101% and the Board’s assessment of his performance, the Board approved a fiscal 2022 GPS award for Mr. Dodig of $9.36 million, which was 104% of his target incentive opportunity and reflects a 12% decrease over fiscal 2021. The percentage of his GPS award that is deferred remained at 80%. The details of the fiscal 2022 award are provided in the table below.

Pay Element ($ unless otherwise noted)	2022	2021
Salary (Fixed)	1,000,000	1,000,000
Cash PSUs Options	1,872,540 5,992,128 1,498,032	2,136,960 6,838,272 1,709,568
Total GPS (Variable) % of Target GPS	9,362,700 104.0	10,684,800 118.7
TDC % of Target TDC	10,362,700 103.6	11,684,800 116.8

Fiscal 2023 Target Compensation

Effective fiscal 2023, Mr. Dodig’s variable incentive target increased from 900% to 1,000% of base salary to better align his target compensation to market peers following three years at his current target. This change resulted in Mr. Dodig’s TDC target increasing from $10.00 million to $11.00 million and a decrease in his ratio of fixed to variable compensation with a heavier weighting placed on variable compensation which is paid to Mr. Dodig in the form of 20% cash and 80% deferred compensation split between PSUs (80%) and options (20%). The Board felt strongly that the increase in Mr. Dodig’s compensation be tied directly to both CIBC’s performance and his individual performance as captured in the variable incentive award and as a result no change was made to his base salary.

Share Ownership

Mr. Dodig is required to own 8 times his base salary and currently exceeds his share ownership guidelines with a multiple of 28.7.

Equity ownership as at October 31, 2022 using CIBC’s share price of $61.87.

	DSUs		PSUs		Direct Share Holdings	Total		Ownership
	Units(1)	Value	Units(1)	Value		Units(1)	Value

Vested	59,852	$3,703,052	-	-	$6,647,359	167,293	$10,350,411	-

Unvested	-	-	296,532	$18,346,455	-	296,532	$18,346,455	-

Total	59,852	$3,703,052	296,532	$18,346,455	$6,647,359	463,825	$28,696,866	28.7

(1)

On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

C I B C P R O X Y C I R C U L A R	76

Compensation Discussion and Analysis

CEO link between performance and compensation

The chart and accompanying table below illustrate CIBC’s strong track record of aligning CEO pay to CIBC’s performance. The chart compares the current value of compensation awarded to CIBC’s CEO since fiscal 2018 to the value received by shareholders over the same period. The table provides the underlying information reflected in the chart, including the CEO’s realized and realizable pay for each year. From fiscal 2018 to 2022, the current value of $100 invested by a shareholder is greater than the value of $100 in compensation awarded to CIBC’s CEO.

The current value of the CEO awards as at December 31, 2022 for the fiscal years noted represents the total of:

(1)	realized pay received by the CEO (actual pay from awards received, dividend equivalents paid and options exercised); and

(2)	potential realizable value of awards yet to be paid (unvested units and unexercised options if still outstanding).

Year	CEO	TDC Awarded ($)	A Realized Pay(1) ($)	B Realizable Pay(2) ($)	A+ B = C Current Value ($)	Period	To CEO(3) ($)	To Shareholders(4) ($)

2018	Dodig	9,526,100	10,911,871	-	10,911,871	10/31/2017 to 12/31/2022	115	124

2019	Dodig	8,509,750	8,750,557	-	8,750,557	10/31/2018 to 12/31/2022	103	118

2020	Dodig	9,010,000	2,602,000	5,590,234	8,192,234	10/31/2019 to 12/31/2022	91	114

2021	Dodig	11,684,800	3,136,960	5,326,363	8,463,323	10/31/2020 to 12/31/2022	72	121

2022	Dodig	10,362,700	2,872,540	5,105,931	7,978,471	10/31/2021 to 12/31/2022	77	76

						Weighted Average	90	107

(1)	Realized Pay is the sum of salary, cash incentive, the payout value of share units granted during the period, the dividend equivalents paid, and the value of options exercised during the period.

(2)	Realizable Pay is the sum of the current value of unvested units granted during the period and the in-the-money value of vested and unvested options that are still outstanding.

(3)	Represents the actual value to the CEO for each $100 awarded in TDC for the fiscal year indicated, as at the end of the period, December 31, 2022.

(4)	Represents the value of a $100 investment in CIBC common shares made on the first day of the period indicated, assuming reinvestment of dividends.

77	C I B C P R O X Y C I R C U L A R

Compensation Discussion and Analysis

Mr. Panossian

As CFO and Head of Enterprise Strategy, Mr. Panossian is responsible for strategy and corporate development, financial planning and analysis, financial and management reporting, maintenance of accounting records, internal control over financial reporting, regulatory reporting, tax planning and compliance, treasury and balance sheet management and liaising with CIBC’s investors.

Mr. Panossian made a strong contribution to CIBC’s fiscal 2022 financial performance through his focus on leading our Bank’s strategic growth agenda. Mr. Panossian, together with his team, led a best-in-class Investor Day in our new CIBC Square location where our priorities were shared with our key investors, including our unique growth drivers as well as quantitative targets and measures of value creation. Mr. Panossian successfully led the strategic planning for our bank as well as the evolution of the Finance organization. Through these efforts Mr. Panossian has built a solid foundation for the function and cultivated strong leadership bench strength across his team.

Of note, Mr. Panossian was successful in completing the following key initiatives this year:

◾	Integrated transformation office capabilities into a “business as usual” function to continue our transformation efforts daily;

◾	Began work on modernizing the finance function with the first phase related to Cloud Enterprise Resource Planning (ERP);

◾	Further streamlined and enhanced the planning process across our bank through the consolidation of Enterprise Project Management and Finance activities;

◾	Enhanced internal research capabilities with real-time competitive benchmarking during earnings releases; and,

◾	Maintained a focus on simplification and automation to further streamline work and reduce manual processes.

The EXCO leaders have shared ESG goals and commitments. In fiscal 2022, Mr. Panossian contributed to the advancement of our purpose and CIBC’s ESG commitments by meeting or exceeding targets related to progress towards key employee engagement measures, talent management, inclusion and diversity and wellbeing metrics.

Based on our BPF of 101% and the CEO’s assessment of his individual performance, the Board approved a fiscal 2022 GPS award for Mr. Panossian of $2.71 million, which was above his target incentive opportunity. The decrease in Mr. Panossian’s 2022 GPS award over fiscal 2021 is reflective of the business performance factor, however, it is partially offset by an increase to his base salary and overall total target compensation for fiscal 2022 in recognition of the market median and his progression in role. The details are provided in the table below.

Pay Element ($)	2022	2021
Salary (Fixed)(1)	581,096	500,000
Cash	813,365	882,000
PSUs	1,518,282	1,646,400
Options	379,570	411,600
Total GPS (Variable)	2,711,217	2,940,000
TDC	3,292,313	3,440,000

(1)	In fiscal 2022, Mr. Panossian’s salary increased effective January 9, 2022 and represents two months at $500,000 and ten months at $600,000.

Share Ownership

Mr. Panossian is required to own 5 times his base salary and currently exceeds his share ownership guidelines with a multiple of 6.4.

Equity ownership as at October 31, 2022 using CIBC’s share price of $61.87.

	DSUs	PSUs	Direct Share Holdings	Total Share Ownership	Ownership Multiple

Total	$122,949	$3,223,678	$508,653	$3,855,280	6.4

C I B C P R O X Y C I R C U L A R	78

Compensation Discussion and Analysis

Mr. Culham

As Group Head of Capital Markets and Direct Financial Services, Mr. Culham is accountable for CIBC’s Capital Markets business and Direct Financial Services. CIBC’s Capital Markets business provides integrated Capital Markets products, investment banking advisory services, corporate lending, and top-ranked research to corporate, government and institutional clients around the world. Direct Financial Services (DFS) includes Simplii Financial, Investor’s Edge and the Alternate Solutions Group. Mr. Culham is also accountable for the oversight of CIBC FirstCaribbean and CIBC Mellon.

Mr. Culham led the Capital Markets and DFS businesses to record results in fiscal 2022 underpinned by a continued focus on growing share in high-growth, high-touch client segments, elevating the client experience, and investing in future differentiators. Under Mr. Culham’s leadership, Capital Markets delivered strong growth in the US and globally, despite the evolving market conditions. This growth was driven by disciplined execution of a client-focused strategy and successful expansion of coverage and capabilities aligned to key new economy industry verticals including Renewables.

Mr. Culham also continued to focus on enhancing connectivity to accelerate the growth of DFS and deepen client relationships across the bank. Significant progress was made against DFS’s modernization and growth initiatives in fiscal 2022.

Under Mr. Culham’s leadership, the Capital Markets and DFS businesses achieved the following:

◾	Strong financial performance, with full-year adjusted revenue(1) and pre-provision pre-tax earnings(1) up 11% and 7% respectively;

◾	Strong client experience, including Simplii Financial which achieved the leading NPS score amongst digital direct banks in Canada;

◾	Doubled the US business over the past five years, with 17% in adjusted revenue growth year-over-year;

◾	Successfully grew corporate deposits & cash management balances by 26% year-over-year;

◾

Continued to stay highly connected, delivering capital markets solutions to clients across the bank. DFS adjusted revenue grew 18% year-over-year; adjusted revenue with Commercial, Personal and Wealth Management clients grew 14% year-over-year;

◾	Continued to be a leader in financing for the renewables industry, ranking #6 in financing for the renewable energy industry across North America(2);

◾	Invested in diverse talent and capabilities to support Energy Transition and new US Corporate relationships; and

◾	As CIBC Foundation Co-Chair, Mr. Culham oversaw creation a long-term fund and investment strategy.

The EXCO leaders have shared ESG goals and commitments. In fiscal 2022, Mr. Culham contributed to the advancement of our purpose and CIBC’s ESG commitments by meeting or exceeding targets related to progress towards key employee engagement measures, talent management, inclusion and diversity, and wellbeing metrics.

Based on our BPF of 101% and the CEO’s assessment of his individual performance, the Board approved a fiscal 2022 GPS award for Mr. Culham of $7.44 million, which was above his target incentive opportunity. Mr. Culham elected to defer 20% of his fiscal 2022 cash incentive, approximately $0.446 million, into DSUs which are payable when he leaves CIBC. In addition to the business performance factor, the decrease in incentive compensation year-over-year is partially attributed to the fact that we increased Mr. Culham’s salary in fiscal 2022 to better align to his peers. This increase was offset with a slight decrease in his incentive target while his total target compensation remained the same. The details are provided in the table below.

Pay Element ($)	2022	2021
Salary (Fixed)(3)	581,096	500,000
Cash	2,233,070	2,528,736
PSUs	4,168,396	4,720,307
Options	1,042,099	1,180,077
Total GPS (Variable)	7,443,565	8,429,120
TDC	8,024,661	8,929,120

79	C I B C P R O X Y C I R C U L A R

Compensation Discussion and Analysis

(1)

Adjusted measures are non-GAAP measures. For additional information see the “Non-GAAP measures” section starting on page 14 of CIBC’s 2022 Annual Report available on SEDAR at www.sedar.com, which section is incorporated by reference herein, including the quantitative reconciliations therein of reported fiscal 2022 GAAP measures to: adjusted revenue on page 15; and adjusted Pre-Provision Pre-Tax Earnings on page 20.

(2)	Inframation. For transactions that closed from January 1, 2022 to December 31, 2022 (North American Renewables League Tables).

(3)	In fiscal 2022, Mr. Culham’s salary increased effective January 9, 2022 and represents two months at $500,000 and ten months at $600,000.

Share Ownership

Mr. Culham is required to own 5 times his base salary and currently exceeds his share ownership guidelines with a multiple of 39.0.

Equity ownership as at October 31, 2022 using CIBC’s share price of $61.87

	DSUs	PSUs	Direct Share Holdings	Total Share Ownership	Ownership Multiple

Total	$8,648,669	$13,328,742	$1,443,797	$23,421,208	39.0

C I B C P R O X Y C I R C U L A R	80

Compensation Discussion and Analysis

Mr. Capatides

As Group Head, CIBC US Region and President and CEO, CIBC Bank USA, Mr. Capatides is responsible for middle market commercial banking, wealth management, private banking, and retail and digital banking in the US market.

Mr. Capatides once again made strong contributions to advancing CIBC’s strategy and purpose through his leadership. In fiscal 2022, CIBC’s US Commercial Banking and Wealth Management business grew and exceeded plan in almost all categories. Under Mr. Capatides leadership the US successfully achieved top-quartile client satisfaction scores and 88% employee engagement. Strong referral activity to Private Banking continued and the business focused on growth with the opening of new branch locations. Mr. Capatides maintained a strong focus on strategic growth initiatives centered on efficiency while balancing deliverables associated with key projects.

Under Mr. Capatides leadership, the US region accomplished the following:

◾	Created a Foreign National Banking offer for Canadian CIBC clients looking for banking solutions in the US;

◾	Loan volumes, deposit volumes and flows, including reinvested dividends, were above plan despite annual growth in strategic clients trending below target;

◾	Made significant progress on efficiency goals to ensure we are well positioned to deliver financial benefits; and

◾	Focused on strengthening client relationships by transforming through optimization and simplification to deliver on client commitments with excellence every day.

Oversaw investments in technology and infrastructure to meet the needs of our US business, continue to deliver market growth, improve client experience and drive efficiency.

In fiscal 2022, adjusted net income(1) for our US Commercial Banking and Wealth franchise totaled US$627 million, down 19.5% from the prior year, driven primarily by increased provision for credit losses as forward looking indicators were revised to reflect a weaker economic environment. Pre-Provision Pre-Tax Earnings(1) of US$927 million was 1.98% higher than the prior year. Adjusted revenue(1) of US$1,902 million was up 8.8% compared to the prior year, supported by 15% loan growth, three-quarters of which originated from new relationships. Mr. Capatides’ continued focus on the private economy and high-growth client segments also drove strong client growth of 6% in Wealth and Private Banking.

The EXCO leaders have shared ESG goals and commitments. In fiscal 2022, Mr. Capatides contributed to the advancement of our purpose and CIBC’s ESG commitments in terms of meeting or exceeding targets related to progress towards key employee engagement measures, talent management, inclusion and diversity and wellbeing metrics.

Based on our BPF of 101% and the CEO’s assessment of his individual performance, the Board approved a fiscal 2022 GPS award for Mr. Capatides of US$3.64 million, which was above his target incentive opportunity. The decrease in compensation year-over-year is reflective of the business performance factor. The details are provided in the table below.

Pay Element (US$)	2022	2021
Salary (Fixed)	750,000	750,000
Cash	1,092,323	1,246,569
PSUs	2,039,003	2,326,929
Options	509,750	581,732
Total GPS (Variable)	3,641,076	4,155,230
TDC	4,391,076	4,905,230

(1)

Adjusted measures are non-GAAP measures. For additional information see the “Non-GAAP measures” section starting on page 14 of CIBC’s 2022 Annual Report available on SEDAR at www.sedar.com, which section is incorporated by reference herein, including the quantitative reconciliations therein of reported fiscal 2022 GAAP measures to: adjusted net income on page 15; adjusted Pre-Provision Pre-Tax Earnings on page 20; and adjusted revenue on page 15.

81	C I B C P R O X Y C I R C U L A R

Compensation Discussion and Analysis

Share Ownership

Mr. Capatides is required to own 5 times his base salary and currently exceeds his share ownership guidelines with a multiple of 10.1.

Equity ownership as at October 31, 2022 using CIBC’s share price of $61.87 (in CAD).

	DSUs	PSUs	Direct Share Holdings	Total Share Ownership	Ownership Multiple

Total	$0	$8,125,602	$1,649,207	$9,774,809	10.1

C I B C P R O X Y C I R C U L A R	82

Compensation Discussion and Analysis

Ms. Dottori-Attanasio

Ms. Dottori-Attanasio retired from CIBC effective February 1, 2023. During her time as Group Head, Personal and Business Banking, Canada, Ms. Dottori-Attanasio was responsible for advice, services and products to best meet the needs of clients through their preferred channels as CIBC seeks to help make their ambitions a reality.

Under Ms. Dottori-Attanasio’s leadership, Personal and Business Banking had another solid year as the team remained focused on delivering the very best in client satisfaction with respect to products and services, simplifying our processes to optimize efficiency for our frontline and corporate teams, and driving growth by investing in technology and digital capabilities to gain a competitive advantage. Ms Dottori-Attanasio’s contribution to advancing CIBC’s strategy and purpose was demonstrated through her leadership in successfully navigating the economic challenges that arose in 2022 while maintaining a consistent focus on helping to make our clients’ ambitions a reality through strong execution and investing diligently to enhance initiatives that support the capability within our frontline, making it easier for our clients to do business with us. Under Ms. Dottori-Attanasio’s leadership, our Canadian Personal and Business Banking business delivered adjusted revenue(1) growth of 9%, supported by year-over-year deposit and asset growth of 9% and 12% respectively. This was underpinned by our strongest client growth since 2017 with the addition of over 350,000 net new clients to our bank.

Adjusted net income(1) of $2,396 million was 4% lower than 2021, driven primarily by higher provision for credit losses reflecting a weaker economic environment. Adjusted Pre-Provision Pre-Tax Earnings(1) of $4,039 million was 7.8% higher than the prior year.

Under Ms. Dottori-Attanasio, the team continued to demonstrate a deep commitment to our clients, community and each other with the following accomplishments:

◾	In 2022, we successfully transitioned over 2 million Costco Canadian co-brand credit cards and franchised over 30,000 of these new card clients to hold additional CIBC products and services;

◾

Ranked #1 in J.D. Power’s Customer Satisfaction for Online Banking, #2 in J.D. Power’s Client Satisfaction survey and we were recognized for delivering Outstanding Digital Client Experience by Digital Bank;

◾

We made investments to upgrade our digital capabilities for better business banking client experiences by partnering with Pollinate to create Tyl by CIBC for faster, better business banking client experience;

◾	Partnered with nCino to provide clients with a modern experience through a flexible cloud-based banking platform;

◾	Collaborated with Willful to offer digital solutions for estate planning for clients;

◾	Introduced CIBC Smart Start, an enhanced youth and student banking offer providing market-leading value;

◾	Delivered a market-leading Interac e-Transfer feature, enabling clients to set recurring or future-dated e-Transfer payments; and

◾	Helped clients learn how to integrate climate action into their everyday lives through our new CIBC Climate Centre on cibc.com.

The EXCO leaders have shared ESG goals and commitments. In fiscal 2022, Ms. Dottori-Attanasio contributed to the advancement of our purpose and CIBC’s ESG commitments in terms of meeting or exceeding targets related to progress towards key employee engagement measures, talent management, inclusion and diversity and wellbeing metrics.

Based on our BPF of 101% and the CEO’s assessment of her individual performance, the Board approved a fiscal 2022 GPS award for Ms. Dottori-Attanasio of $3.38 million which was above her target incentive opportunity. The decrease in compensation year-over-year is reflective of the business performance factor and is partially offset by an increase to her target compensation for fiscal 2022 to better align her to the market median level of pay and recognize her progression in this role. The details are provided in the table below.

Pay Element ($)	2022	2021
Salary (Fixed)	750,000	750,000
Cash	1,014,308	1,058,400
PSUs	1,893,375	1,975,680
Options	473,344	493,920
Total GPS (Variable)	3,381,027	3,528,000
TDC	4,131,027	4,278,000

(1)

Adjusted measures are non-GAAP measures. For additional information see the “Non-GAAP measures” section starting on page 14 of CIBC’s 2022 Annual Report available on SEDAR at www.sedar.com, which section is incorporated by reference herein, including the quantitative reconciliations therein of reported fiscal 2022 GAAP measures to: adjusted revenue on page 15; adjusted net income on page 15; and adjusted Pre-Provision Pre-Tax Earnings on page 20.

83	C I B C P R O X Y C I R C U L A R

Compensation Discussion and Analysis

Share Ownership

Ms. Dottori-Attanasio is required to own 5 times her base salary and currently exceeds her share ownership guidelines with a multiple of 10.1.

Equity ownership as at October 31, 2022 using CIBC’s share price of $61.87

	DSUs	PSUs	Direct Share Holdings	Total Share Ownership	Ownership Multiple

Total	$1,568,767	$5,305,691	$693,575	$7,568,033	10.1

Backtesting of NEO total compensation versus TSR

The chart below compares CIBC’s cumulative TSR over the five-year period from November 1, 2017 through October 31, 2022, with the cumulative TSR of the S&P/TSX Composite and S&P/TSX Composite Banks indices over the same period. The change in annual NEO total compensation over this same period demonstrates the alignment of CIBC NEO pay with CIBC performance.

Cumulative Return(1) (%)	2017	2018	2019	2020	2021	2022

CIBC	100.00	104.71	109.09	102.65	162.22	140.23

S&P/TSX Composite Index	100.00	96.59	109.39	106.88	148.31	141.06

S&P/TSX Composite Banks Index	100.00	98.91	109.06	94.26	146.60	140.62

CIBC NEO Total Compensation(2)	100.00	133.52	116.15	115.06	144.04	130.79

(1)	With dividends reinvested.

(2)

The 2017 CIBC NEO total compensation is expressed as $100 compared to total compensation for subsequent years. CIBC NEO total compensation includes salary, cash incentive, grant date value of equity incentive awards, the compensatory portion of the change in the accrued pension obligation in the year, and all other compensation as reported in the “Summary compensation table” on page 85 of this Circular. The 2017 CIBC NEO Total Compensation excludes for Mr. Richman a deferred incentive award of US$8.20 (C$10.72) million, received upon the closing of CIBC’s acquisition of PrivateBancorp, Inc and Mr. Khandelwal’s buy-out award of C$9.85 million. The 2019 CIBC NEO Total Compensation shown includes only the five highest paid NEOs (six NEOs were disclosed in the 2019 proxy circular).

Cost of management ratio (COMR)

The table below summarizes CIBC NEO total compensation as a percentage of reported net income over the past three fiscal years. While the composition of NEOs may change from year to year, the fixed definition of executives included in this group allows for the comparability of compensation amounts between years.

Year	NEO Total Compensation(1) ($000s)	Reported Net Income(2) ($ millions)	NEO Total Compensation as a % of Reported Net Income(2)

2022	33,576	6,243	0.54

2021	36,977	6,446	0.57

2020	29,538	3,792	0.78

(1)

CIBC NEO total compensation includes salary, cash incentive, grant date value of equity incentive awards, the compensatory portion of the change in the accrued pension obligation in the year, and all other compensation as reported in the “Summary compensation table” on page 85 of this Circular.

(2)

COMR based on NEO total compensation as a percentage of adjusted net income was 0.51% for fiscal 2022, 0.55% for fiscal 2021, 0.66% for fiscal 2020. Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section starting on page 14 of CIBC’s 2022 Annual Report available on SEDAR at www.sedar.com.

C I B C P R O X Y C I R C U L A R	84

Compensation Disclosure

Summary compensation table

The table below shows the compensation earned in fiscal 2022, 2021, and 2020 by CIBC’s five NEOs.

Name and Principal Position	Year	Salary ($)	Share-based Awards(1) ($)	Option-based Awards(2) ($)	Non-equity Variable Incentive Awards(3) ($)	Pension Value(4) ($)	All Other Compensation(5) ($)	Total Compensation ($)

Victor Dodig(6)	2022	1,000,000	5,992,128	1,498,032	1,872,540	650,000	2,250	11,014,950
CEO	2021 2020	1,000,000 1,000,000	6,838,272 5,126,400	1,709,568 1,281,600	2,136,960 1,602,000	1,066,000 666,000	2,250 2,250	12,753,050 9,678,250

Hratch Panossian	2022	581,096(7)	1,518,282	379,570	813,365	83,000	2,250	3,377,563
CFO and Enterprise Strategy	2021 2020	500,000 500,000	1,646,400 1,059,420	411,600 239,855	882,000 513,975	91,000 205,000	2,250 2,250	3,533,250 2,520,500

Harry Culham	2022	581,096(7)	4,168,396	1,042,099	2,233,070	194,000	2,250	8,220,911
Group Head, Capital Markets and Direct Financial Services	2021 2020	500,000 500,000	4,720,307 3,654,518	1,180,077 913,630	2,528,736 1,957,777	210,000 214,000	2,250 2,250	9,141,370 7,242,175

Michael Capatides(8)	2022	968,925	2,634,187	658,546	1,411,172	409,324	534,655	6,616,809
Group Head, CIBC US Region, President and CEO, CIBC Bank USA	2021 2020	941,625 1,008,225	2,921,459 2,380,753	730,365 595,188	1,565,067 1,275,404	382,667 400,536	506,848 868,182	7,048,031 6,528,288

Laura Dottori-Attanasio	2022	750,000	1,893,375	473,344	1,014,308	212,000	2,250	4,345,277
Group Head, Personal and Business Banking, Canada	2021 2020	750,000 750,000	1,975,680 1,448,849	493,920 362,212	1,058,400 776,169	221,000 229,000	2,250 2,250	4,501,250 3,568,480

(1)

Amounts shown represent the grant date value of PSUs awarded under the PSU Plan for the specified fiscal years. The value of one PSU at grant is the average closing price of one CIBC common share on the TSX for the 10 trading days before December 1st for the specified fiscal years. Mr. Panossian’s share-based award value includes a one-time C$100,000 DSU award granted in 2020; the value of one DSU at grant is the average closing price of one CIBC common share on the TSX for the 10 trading days before December 3rd, 2020.

(2)

Amounts shown are grant date fair values (compensation values) determined using a Black-Scholes model. For the specified fiscal years, the key model assumptions, accounting fair value (AFV) and variance between the compensation values and AFV are summarized in the tables below:

Measure	Grants made in December 2022 for fiscal 2022		Grants made in December 2021 for fiscal 2021		Grants made in December 2020 for fiscal 2020
Methodology Risk-free rate (%) Dividend yield (%) Share price volatility (%) Term (years) Compensation value ($)	5-year Black-Scholes average 2.77 5.72 18.02 10 4.16		5-year Black-Scholes average 1.45 4.60 16.84 10 5.98		5-year Black-Scholes average 0.80 5.27 17.3 10 5.55

Name	2022		2021		2020
	AFV ($4.52 per option)	Variance ($)	AFV ($4.68 per option)	Variance ($)	AFV ($3.37 per option)	Variance ($)

Victor Dodig	1,626,638	(128,606)	1,338,985	370,583	778,120	503,480

Hratch Panossian	412,157	(32,587)	322,377	89,223	145,631	94,224

Harry Culham	1,131,564	(89,465)	924,272	255,805	554,709	358,921

Michael Capatides	742,372	(58,694)	577,924	152,441	350,473	244,715

Laura Dottori-Attanasio	513,984	(40,640)	386,858	107,062	219,919	142,293

(3)

Non-equity Variable Incentive Awards consist entirely of the annual performance-based cash incentive. Executives may elect voluntarily to defer all or part of their annual incentive into DSUs. For 2022, 2021, and 2020, Mr. Culham elected to defer 20% of his cash incentive of $2,233,070, 20% of his cash incentive of $2,528,736 and 30% of his cash incentive of $1,957,777, into DSUs. Values will be converted to units based on the average share price in the 10 trading days preceding December 1 of the respective years.

(4)

Amounts shown represent the “compensatory value” of changes in the pension obligation during the specified fiscal years. For Mr. Capatides, the amounts shown also include CIBC’s contributions to his US 401(k) savings plan of $27,324 in fiscal 2022, $16,667 in fiscal 2021 and $12,536 in fiscal 2020 converted to Canadian dollars at the average WM/Reuters exchange rate of US$1.00 = C$1.2919 for fiscal 2022, US$1.00 = C$1.2555 for fiscal 2021 and US$1.00 = C$1.3443 for fiscal 2020.

(5)

Amounts shown for Mr. Dodig, Mr. Panossian, Mr. Culham and Ms. Dottori-Attanasio represent CIBC’s contributions to their Employee Share Purchase Plan (ESPP) accounts. For all NEOs, the amounts shown exclude the value of perquisites as they are less than $50,000 for each NEO. For the CEO, the amounts also exclude the value of any personal use of the CIBC plane by the CEO because he reimburses CIBC for this cost.

85	C I B C P R O X Y C I R C U L A R

Compensation Disclosure

The amounts shown also exclude dividend equivalent amounts earned on any PSU, Restricted Share Award (RSA) and/or DSU awards granted in prior years as the expected dividend equivalents were factored into the disclosed grant date fair value of the awards, as applicable. The reinvested dividend equivalent amounts for fiscal 2022, 2021 and 2020 are $1,129,501, $1,002,647, and $936,933 respectively, for Mr. Dodig; $171,433, $111,355, and $70,953 for Mr. Panossian; $1,125,808, $1,010,636, and $974,696 for Mr. Culham; $416,240, $363,321, and $331,197 in Canadian dollars for Mr. Capatides; $352,149, $319,154, and $316,545 for Ms. Dottori-Attanasio.

Amounts shown for Mr. Capatides represent tax equalization payments made on his behalf for Canadian income taxes paid in excess of US income taxes.

(6)	Mr. Dodig’s 2021 pension value includes a past service cost of $360,000 as a result of the amendment to the Supplemental Executive Retirement Plan effective November 1, 2020.

(7)	Mr. Panossian’s fiscal 2022 salary represents two months at $500,000 and ten months at $600,000. Mr. Culham’s fiscal 2022 salary represents two months at $500,000 and ten months at $600,000.

(8)

Compensation for Mr. Capatides is determined and paid in US dollars. Mr. Capatides’ salary is $750,000 in US dollars for 2022, 2021 and 2020. All compensation figures, except for the Pension Value, have been converted to Canadian dollars using the Average WM/ Reuters exchange rate of US$1.00 = C$1.2919 for fiscal 2022, US$1.00 = C$1.2555 for fiscal 2021, and US$1.00 = C$1.3443 for fiscal 2020. Mr. Capatides’ Pension Value has been converted to Canadian dollars using the WM/Reuters spot exchange rate on October 31 of US$1.00 = C$1.3622 for 2022, US$1.00 = C$1.2374 for 2021 and US$1.00 = C$1.3321 for 2020.

Incentive plan awards – value vested or earned during the financial year

The table below includes information on the value of incentive plan awards vested or earned by each NEO during fiscal 2022.

Name	Value of Option-based Awards That Vested During the Year(1)(2) ($)	Value of Share-based Awards That Vested and Paid Out During the Year(3) ($)	Value of Non-equity Variable Incentive Awards Earned During the Year(4) ($)

Victor Dodig	14,686,698	7,780,347	1,872,540

Hratch Panossian	1,281,272	730,683	813,365

Harry Culham	12,910,121	6,457,228	2,233,070

Michael Capatides	6,032,898	3,138,597	1,411,172

Laura Dottori-Attanasio	4,864,908	2,439,390	1,014,308

(1)

Values shown are the difference between the exercise price of the awards and the closing price of CIBC common shares on the TSX on the vesting date. As the NEO may not have exercised the options on the vesting date or subsequently, the amount shown may not reflect an actual amount realized by the NEO.

(2)	The value is based on the number of options vested multiplied by the difference between exercise price of the awards and the closing price of CIBC common shares on the TSX on the vesting date.

(3)

Values shown relate to the vesting and payment of PSUs in fiscal 2022. With respect to PSUs, the performance factor applied to the PSUs granted in December 2018 for fiscal 2018 to determine the final amount paid out to participants in December 2021 was 100%, based on CIBC’s ROE performance from November 1, 2018 to October 31, 2021.

(4)

Values shown are the sum of annual performance-based cash incentives for fiscal 2022 disclosed in the Summary compensation table. Mr. Capatides’ annual cash bonus award was paid in US dollars and has been converted to Canadian dollars at an average WM/Reuters exchange rate for fiscal 2022 of US$1.00 = C$1.2919.

2019 PSU vesting

The vesting percentage for PSUs granted in 2019 that vested in December 2022 was 100% based on the average of the ROE performance factor of 105% and the TSR performance factor of 95%, resulting from a number three ranking in ROE and number four ranking in TSR over the three-year performance period. The vesting percentage calculation details for the specified fiscal year are shown in the table below. See “Deferred incentive award” starting on page 65 for the scale.

CIBC PSU Vesting Calculation for 2019 PSU Grants							Vesting
	2020	2021	2022	Average	CIBC Rank	Performance
ROE(1)	11.7%	16.7%	14.7%	14.4%	3	105%	100%

TSR	(5.9)%	58.0%	(13.6)%	12.9%	4	95%

(1)

2022 ROE results reflect adjusted ROE. Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section starting on page 14 of CIBC’s 2022 Annual Report available on SEDAR at www.sedar.com.

C I B C P R O X Y C I R C U L A R	86

Compensation Disclosure

Incentive plan awards – outstanding option– and share-based awards

The table below shows the specified information for option-based and share-based awards previously awarded to the NEOs that remain outstanding as at October 31, 2022.

Name	Compensation Year	Option-based Awards(1)(8)					Share-based Awards(2)(8)
		Securities Underlying Unexercised Options (#)	Option Exercise Price(3) ($)	Option Expiration Date	Value of Unexercised in-the-money Options ($)	Value of Options Exercised (4)(5)(6) ($)	Plan	Units or Shares Not Vested (#)	Market or Payout Value of Share-based Awards Not Vested(7) ($)	Market or Payout Value of Vested Share- based Awards Not Paid Out or Distributed ($)
Victor Dodig	2015 2016 2017 2018 2019 2020 2021	23,088 172,750 156,542 195,402 188,718 230,896 286,108	48.905 55.845 60.01 55.75 54.935 55.395 70.05	06-Dec-2025 08-Dec-2026 13-Dec-2027 02-Dec-2028 08-Dec-2029 06-Dec-2030 05-Dec-2031	299,336 1,040,819 291,168 1,195,860 1,308,759 1,495,052 —	— — — — — — —	DSU PSU PSU PSU	— 97,215 102,067 97,250	— 4,511,030 4,736,184 4,512,627	3,703,052 — — —
Hratch Panossian	2014 2015 2016 2017 2018 2019 2020 2021	5,530 9,006 12,272 12,322 18,352 18,614 43,214 68,884	51.165 48.905 55.845 60.01 55.75 54.935 55.395 70.05	07-Dec-2024 06-Dec-2025 08-Dec-2026 13-Dec-2027 02-Dec-2028 08-Dec-2029 06-Dec-2030 05-Dec-2031	59,199 116,763 73,939 22,919 112,314 129,088 279,811 —	— — — — — — — —	PSU DSU PSU PSU	9,588 1,987 19,102 23,414	444,897 122,949 886,390 1,086,472	— — — —
Harry Culham	2015 2016 2017 2018 2019 2020 2021	— 100,000 147,430 162,174 146,642 164,602 197,494	48.905 55.845 60.01 55.75 54.935 55.395 70.05	06-Dec-2025 08-Dec-2026 13-Dec-2027 02-Dec-2028 08-Dec-2029 06-Dec-2030 05-Dec-2031	— 602,500 274,220 992,505 1,016,962 1,065,798 —	1,049,138 1,516,125 — — — — —	DSU DSU DSU DSU DSU PSU DSU PSU DSU PSU	— — — — — 75,540 — 72,762 — 67,129	— — — — — 3,505,250 — 3,376,340 — 3,114,966	2,098,737 1,060,427 1,547,286 1,521,847 1,251,875 — 723,501 — 444,995 —
Michael Capatides	2017 2018 2019 2020 2021	32,888 78,826 84,226 103,998 123,488	60.01 55.75 54.935 55.395 70.05	13-Dec-2027 02-Dec-2028 08-Dec-2029 06-Dec-2030 05-Dec-2031	61,172 482,415 584,107 673,387 —	— — — — —	PSU PSU PSU	43,387 45,972 41,974	2,013,277 2,133,236 1,947,688	— — —
Laura Dottori- Attanasio	2015 2016 2017 2018 2019 2020 2021	— — — 30,632 55,932 65,258 82,662	48.905 55.845 60.01 55.75 54.935 55.395 70.05	06-Dec-2025 08-Dec-2026 13-Dec-2027 02-Dec-2028 08-Dec-2029 06-Dec-2030 05-Dec-2031	— — — 187,468 387,888 422,546 —	711,545 918,488 743,236 460,289 — — —	DSU DSU PSU PSU PSU	— — 28,812 28,847 28,097	— — 1,336,938 1,338,564 1,303,766	405,960 1,162,806 — — —

(1)	Options are in respect of CIBC common shares. Options generally vest 50% on the third anniversary and 50% on the fourth anniversary of the grant date.

(2)	PSUs vest and are cash-settled at the end of three years and the number of units that vest is determined by CIBC’s ROE and TSR performance relative to CIBC’s compensation peer group.

The DSUs shown for Mr. Dodig, Mr. Culham and Ms. Dottori-Attanasio reflect annual performance-based incentive awards which have been deferred into DSUs. Such DSUs are fully vested but are not payable until termination of employment, retirement or death. The DSUs shown for Mr. Panossian will vest at the end of five years but are not payable until termination of employment, retirement or death.

(3)	The option exercise price is equivalent to the closing market value of CIBC common shares on the trading day immediately preceding the date of grant.

(4)

The value of options exercised during fiscal 2022 that were granted in previous years. Amounts are the proceeds received (the difference between the exercise price of the options and the market price of the CIBC common shares on the exercise date) before deductions for taxes and commissions.

(5)

Amounts shown for Mr. Culham relate to sales in January 2022 of 40,000 shares upon exercises of his remaining 2015 Employee Stock Option Plan (ESOP) grant, and sales in March 2022 of 64,898 shares upon partial exercises of his 2016 ESOP grant.

(6)

Amounts shown for Ms. Dottori-Attanasio relate to sales in December 2021 of 31,336 shares upon exercises of her remaining 2015 ESOP grant, 61,610 shares upon exercise of her remaining 2016 ESOP grant, 55,398 shares upon exercise of her remaining 2017 ESOP grant, and 30,634 shares upon exercise of her 2018 ESOP grant.

(7)	Amounts shown are the threshold payout values of 75% of the applicable units.

(8)

On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

87	C I B C P R O X Y C I R C U L A R

Compensation Disclosure

Equity ownership of NEOs at October 31, 2022

All CIBC executives (including the NEOs) and Managing Directors are expected to hold a minimum amount of equity in CIBC. Equity ownership includes all shares held in the ESPP or personal investment accounts outside of CIBC, DSUs and PSUs. It does not include the value of any in-the-money option grants. Newly appointed executives and external hires have five years from their appointment date to meet the minimum guideline, while executives promoted to a more senior level have three years to meet the applicable guidelines. Share ownership guidelines extend into retirement for all NEOs and are noted in the table below.

The table below shows NEO equity ownership relative to the minimum guideline for their position. All NEOs currently exceed the guidelines.

Name	Minimum Equity Ownership Guideline (Multiple of Salary)	Hold Period Following Retirement Date (years)	Ownership(2) (Multiple of Salary)	Equity Ownership(1)
				DSUs ($)	PSUs(2) ($)	Direct Share Holdings ($)	Total(3)
							($)	Units (#)
Victor Dodig Hratch Panossian Harry Culham Michael Capatides(4) Laura Dottori-Attanasio	8.0 5.0 5.0 5.0 5.0	2 1 1 1 1	28.7 6.4 39.0 10.1 10.1	3,703,052 122,949 8,648,669 — 1,568,767	18,346,455 3,223,678 13,328,742 8,125,602 5,305,691	6,647,359 508,653 1,443,797 1,649,207 693,575	28,696,866 3,855,280 23,421,208 9,774,809 7,568,033	463,825 62,313 378,555 157,989 122,322

(1)

Amounts shown have been calculated using CIBC’s share price of $61.87 as at October 31, 2022 (the last trading day in the 2022 fiscal year). On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

(2)	For purposes of determining Equity Ownership, PSUs are valued based on a performance factor of 100%.

(3)	Amounts shown represent the aggregate value and number of CIBC common shares, DSUs and PSUs held.

(4)	For Mr. Capatides, his base salary has been converted from US dollars to Canadian dollars at an average WM/Reuters exchange rate for fiscal 2022 of US $1.00 = C$ 1.2919.

Securities authorized for issuance under equity compensation plans

The table below provides information at October 31, 2022 on common shares authorized for issuance under the ESOP and the PrivateBancorp Option Plans, which are the only CIBC equity compensation plans that provide for the issuance of shares from treasury.

	A	B	C
Equity Compensation Plans	Securities to be Issued upon Exercise of Outstanding Options (#)(2)	Weighted-average Exercise Price of Outstanding Options ($)	Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities in column A) (#)(2)

Approved by security holders Not approved by security holders(1)	11,167,822 270,202	58.49 24.80	13,852,234 Nil

Total	11,438,024	57.69	13,852,234

(1)

CIBC’s assumption of PrivateBancorp’s equity compensation plans in connection with its acquisition of PrivateBancorp, Inc. in June 2017 did not require approval by security holders under applicable securities legislation and stock exchange rules.

(2)

On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

C I B C P R O X Y C I R C U L A R	88

Compensation Disclosure

Options outstanding and available for grant at December 31, 2022

The table below provides additional disclosure on options outstanding and available for grant under the ESOP and the options outstanding under the PrivateBancorp Plans.

	A		B		C = A+B
	Options Outstanding		Options Available for Grant		Total
Plan	(#)(1)	% of Common Shares Outstanding	(#)(1)	% of Common Shares Outstanding	(#)(1)	% of Common Shares Outstanding

ESOP(2) PrivateBancorp Plans(3)	14,603,454 263,578	1.61 0.03	10,330,398 Nil	1.14 Nil	24,933,852 263,578	2.75 0.03

Total	14,867,032	1.64	10,330,398	1.14	25,197,430	2.78

(1)

On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

(2)

At October 31, 2022, the total number of common shares issuable under options outstanding was 11,167,822, the total number of common shares issuable under options available for grant was 13,852,234 and the total number of common shares outstanding was 906,040,097.

(3)

Upon the acquisition of PrivateBancorp, Inc. in June 2017, 1,119,211 CIBC common shares were reserved for issuance to settle outstanding PrivateBancorp option awards. These option awards were granted under the 2007 Long-Term Incentive Compensation Plan (2007 Plan), 2007 Strategic Long-Term Incentive Compensation Plan (Strategic Plan) and the 2011 Amended and Restated Incentive Compensation Plan (2011 Plan) (collectively, the PrivateBancorp Plans) and were converted into options to acquire CIBC shares based on the relative values of the PrivateBancorp, Inc. shares to the CIBC common shares pursuant to the acquisition.

CIBC’s limited use of options is reflected in the ratios shown in the table below, which are well within best practice guidelines.

Measure	Year	ESOP	PrivateBancorp Plans
Dilution(1) • number of options granted but not exercised/total number of common shares outstanding at the end of the fiscal year	2022 2021 2020	1.23% 1.10% 1.18%	0.03% 0.04% 0.09%

Overhang(1) • (number of options available to be granted + options granted but not exercised)/total number of common shares outstanding at the end of the fiscal year	2022 2021 2020	2.76% 2.91% 3.24%	0.06% 0.08% 0.12%
Burn Rate(2)
• total number of options granted in a fiscal year/weighted average number of common shares outstanding in the fiscal year	2022 2021 2020	0.28% 0.24% 0.18%	— — —

(1)	All figures are calculated as a percentage of common shares outstanding on October 31 of the specified fiscal years.

(2)

The burn rate is expressed as a percentage calculated by dividing the number of options granted during the fiscal year (e.g., ESOP 2,565,310 for fiscal 2022) by the weighted average number of common shares outstanding for the fiscal year (e.g., 903,311,571 for fiscal 2022).

Restrictions on trading and hedging CIBC Securities

To maintain the intended alignment between individual and shareholder interests, CIBC prohibits directors, officers and employees from using hedging strategies to offset a decrease in market value of CIBC securities. The policy specifically prohibits directly or indirectly:

•	buying or selling call options, put options or forward derivative contracts with respect to CIBC shares;
•	buying or selling any other over-the-counter derivative product used to hedge exposure to CIBC shares; and
•	selling CIBC shares if they do not own or have not fully paid for them (i.e., a short sale).

89	C I B C P R O X Y C I R C U L A R

Compensation Disclosure

Deferred incentive compensation plans – key terms and conditions

The following tables summarize key terms and conditions of CIBC’s ESOP, PSU Plan and DSU Plan. The Committee and Board must approve changes to key terms and conditions and any other material amendments to these plans. Certain amendments to the ESOP are subject to shareholder approval. Annually, the Committee reviews an assessment by CIBC’s control functions of plan compliance with regulatory requirements and CIBC’s risk management, governance, control and policy requirements. When plan design changes and awards are recommended, the Committee reviews scenario analysis and backtesting to ensure the plan design objectives are achieved.

ESOP

Eligibility	• Any full-time employee of CIBC (or any of its subsidiaries) as may be designated by the Committee.

Term	• 10 years from the date of grant (subject to a shorter term for changes in employment status or extension due to the application of trading restrictions as described below).

Vesting	• Outstanding grants vest 50% on each of the third and fourth anniversaries of the grant date.

Exercise Price

•  Set by the Committee, but must not be less than the closing market price of CIBC common shares on the TSX on the trading day immediately preceding the date of grant.

•  CIBC has established an option grant date policy that sets out a process for determining the date of grant for options, which is to be applied consistently to all options granted pursuant to the ESOP, and facilitates CIBC’s compliance with the requirements of the ESOP and the TSX for the grant of options.

•  Where the Committee authorizes a grant of options at a time when CIBC’s internal trading restrictions are in effect or where the price of CIBC common shares otherwise does not reflect all material information known to management, the effective date of the grant is the date on which the trading restrictions have been removed or the third trading day after all material information regarding CIBC has been disclosed, respectively, unless a later date is specified by the Committee.

Securities Reserved for Issue	• The number of common shares which may be issued from treasury cannot exceed 105,269,000.

Individual and Insider Limits

•  Pursuant to the ESOP, the maximum number of common shares that may be issued to any one person upon the exercise of options may not exceed 5% of the number of common shares then outstanding; however, this number has been fixed at 1% of the number of CIBC common shares then issued and outstanding by resolution of the Committee.

•  No options shall be granted to any participant if such grant could result in the number of CIBC common shares: (a) issued to insiders in any one year, or (b) issuable to insiders, at any time, in each case, pursuant to the exercise of options issued under the ESOP, or when combined with all other securities-based compensation arrangements, exceeding 10% of the issued and outstanding CIBC common shares.

Termination

•  Resignation or termination of employment with cause: options are forfeited after 30 days.

•  Termination of employment without cause: unvested options continue to vest, and vested options remain outstanding and exercisable, for the length of the employee severance period.

•  Retirement: options continue to vest and can be exercised subject to the original vesting and expiry dates, provided the participant is 55 years of age or older on retirement.

Blackout Period Extension

•  The term of options that are scheduled to expire during, or shortly after, a period in which the option holder is prohibited from exercising the option due to trading restrictions is automatically extended so that they expire 10 business days after any applicable trading restrictions end.

Stock Appreciation Rights (SARs)	• CIBC may attach a term to options that up to 50% of the options granted can be exercised as SARs (there are currently no outstanding options with SARs attached to them).

Assignability

•  ESOP award recipients are generally not permitted to assign or transfer their options. An option recipient may assign their rights to, or to the benefit of, a spouse, minor child or minor grandchild, or a trust of which any combination of the option recipient and any of the foregoing are beneficiaries, with CIBC’s prior approval.

C I B C P R O X Y C I R C U L A R	90

Compensation Disclosure

Amendments

•  Shareholder approval is required for the following amendments (unless the change results from application of the anti-dilution provisions of the ESOP):

–   increasing the number of common shares that can be issued under the ESOP;

–   reducing the strike (exercise) price of an outstanding option;

–   extending the expiry date of an outstanding option or amending the ESOP to permit the grant of an option with an expiry date of more than 10 years from the grant date;

–   changing the provisions relating to the transferability of options, other than for estate settlement purposes;

–   expanding the categories of individuals eligible to participate in the ESOP;

–   amending the ESOP to provide for other types of compensation through equity issuance;

–   removing or exceeding the insider participation limit contained in the ESOP;

–   amending the ESOP’s amending provisions; or

–   making any amendment to the ESOP for which shareholder approval is required under applicable laws or stock exchange rules.

Beyond these material plan amendments, the Committee may make changes to the ESOP, or the administration thereof, from time to time without shareholder approval (such as administrative changes, of a drafting or clarifying nature or to address regulatory and other developments and setting the terms, conditions and mechanics of grant, including with respect to vesting, exercise and expiry). In setting and amending the terms of CIBC’s stock option plans, the Committee reviews and recommends the terms and conditions of any new plan or any change in the terms and conditions of any existing plan to the Board for approval.

Clawback	• Grants are subject to clawback for misconduct(1).

(1)

Any individual who engages in misconduct that results in a significant financial loss to CIBC or causes or caused a material restatement of CIBC’s financial statements will be required to repay to CIBC upon demand the total value of any gains arising from options that vested and were exercised within the 12 months preceding the date on which CIBC determined that such significant loss occurred or such material restatement of its financial statements is required due to the individual’s misconduct. In addition, all outstanding options that vested within the previous 12 months will be cancelled.

Misconduct is defined as (i) serious misconduct, (ii) fraud, (iii) a material breach of the terms and conditions of employment, (iv) willful breach of the provisions of CIBC’s Code of Conduct of sufficient gravity to justify the application of this provision, (v) the failure or willful refusal to substantially perform the grantee’s material duties and responsibilities, (vi) the conviction of the grantee for any crime involving fraud, misrepresentation or breach of trust, or (vii) any other circumstances sufficient for a termination of employment for cause.

PSU Plan(1)

Grants

•  Grants are typically awarded as a dollar amount.

•  Number of PSUs granted is based on the:

-  dollar value of the award; and

-  average closing price of CIBC common shares on the TSX for the 10 trading days preceding the fixed date.

Dividend Equivalents	• Dividend equivalents are reinvested and paid out at the same time, and subject to the same performance conditions, as the underlying PSUs.

Performance Conditions	• PSUs are subject to satisfaction of performance criteria at time of vesting based on CIBC’s TSR and ROE performance compared with CIBC’s peer group.

Performance Period

•  The determination of the PSU award amount is based on both individual and business performance in the fiscal year prior to the grant(2) as it is driven by the year end performance multiplier which is comprised of the BPF and individual performance. PSUs are then subject to a three year performance period post grant that is measured based on relative ROE and TSR performance over the three subsequent years.

Vesting	• Vest at the end of the three-year period.

Payout

•  Payouts vary from 75% to 125% of the value of the number of PSUs granted depending on performance against the criteria described above. The performance period spans the three fiscal years that begin on the first day of the fiscal year in which the grants were made.

•  Vested PSUs pay out in cash, with each unit valued based on the average closing price of CIBC common shares on the TSX for the 10 trading days before a fixed date.

Clawback	• Grants are subject to: - clawback in the event of misconduct(3); and - cancellation in certain cases for unexpected losses(4).

DSU Plan(1)

Grants

•  Grants are typically awarded as a dollar amount.

•  Number of DSUs granted is based on the:

-  dollar value of the award; and

-  average closing price of CIBC common shares on the TSX for the 10 trading days preceding the fixed date.

Dividend Equivalents	• Dividend equivalents are reinvested and paid out when the underlying DSUs are paid.

Deferral	• DSUs allow for a longer payout deferral than the typical three-year limit in Canada.

Vesting

•  The Board has discretion to set the vesting period and any vesting conditions, which may include performance-related vesting conditions.

•  When granted as part of a voluntary deferral of the executive’s cash incentive award, awards vest immediately.

91	C I B C P R O X Y C I R C U L A R

Compensation Disclosure

Payout

•  Vested DSUs pay out in cash after the termination of employment, retirement or death, subject to Plan termination provisions and income tax requirements.

•  The payout price of each DSU will be the average closing price of CIBC common shares on the TSX over the ten trading days preceding the first day of the month of payment date.

Clawback	• Grants are subject to clawback for misconduct(3).

(1)	CIBC hedges its financial exposure resulting from changes in the CIBC share unit value through a total return swap arrangement with a third-party financial institution.

(2)	Awards for a given fiscal year (November 1 - October 31) are granted the December immediately following the close of the fiscal year.

(3)

Any individual who engages in misconduct that results in a significant financial loss to CIBC or causes or caused a material restatement of CIBC’s financial statements will be required to repay to CIBC upon demand the total value of any incentive payment made within the 12 months preceding the date on which CIBC determined that such significant loss occurred or such material restatement of its financial statements is required due to the individual’s misconduct. In addition, all unvested and any outstanding deferred incentive compensation (PSUs or DSUs) that vested within the previous 12 months will be cancelled. Misconduct for this purpose is defined in note (1) on the previous page.

(4)

If an employee engages in misconduct that causes a significant financial loss to CIBC, or that causes or caused a material restatement of the financial statements, CIBC may demand the repayment of cash or deferred incentive compensation awarded payment and cancellation of any unvested award.

C I B C P R O X Y C I R C U L A R	92

Compensation Disclosure

Retirement Benefits

All NEOs participate in pension plans on the same basis as all other CIBC employees in either Canada or the US, which are subject to limitations defined by the Income Tax Act in Canada, or US tax regulations in the US.

Supplemental Defined Benefit (DB) pension benefits for the NEOs (excluding Mr. Capatides, subject to the discussion below) are provided under a Supplemental Executive Retirement Plan (SERP). For Mr. Culham and Ms. Dottori-Attanasio, who were promoted before January 1, 2016, the SERP provides for a final average earnings pension benefit for each year of pensionable service where earnings include a portion of incentive compensation up to a cap. This means that SERP benefits do not increase commensurate with earnings. For NEOs promoted on or after January 1, 2016, being Mr. Panossian, the SERP provides for a flat dollar pension accrual, which is irrespective of earnings, for service only from SERP appointment.

The SERP provides Mr. Dodig with a fully vested supplemental DB pension determined based on a flat dollar accrual rate of $52,000 per year of pensionable service. His supplemental pension is subject to a reduction of 4% for each year that pension commencement precedes age 65 and is payable for his lifetime. Depending on his retirement age, the prior grandfathered provisions may produce a larger pension, in which case the grandfathered provisions will apply. The grandfathered benefits provide for a final average earnings pension with a formula, similar to other Canadian NEOs promoted before January 1, 2016, with the exception that his final average earnings are capped at $2,300,000. His grandfathered pension is reduced by 4% for each year that retirement precedes age 61. Regardless of the formula applied, his overall annual pension is subject to a limit of $1,250,000.

Mr. Capatides participates in the Defined Contribution 401(k) plan on the same basis as all other US employees. Mr. Capatides also retains frozen accrued benefits in the DB pension plan covering US employees which was frozen effective January 1, 2021. Mr. Capatides is also eligible for equivalent supplemental benefits on the same basis as the Canadian NEOs, except denoted in US dollars.

Payment of SERP benefits, including for Mr. Capatides, is subject to compliance with certain non-solicitation and non-competition covenants.

Key earnings related to SERP provisions applicable to Mr. Culham, Ms. Dottori-Attanasio and Mr. Capatides are summarized in the table below:

Pension Formula

◾  2% of final average earnings per year of pensionable service (maximum of 35 years of service), offset by other CIBC-provided retirement income benefits.

◾  For Mr. Capatides, his supplemental benefit is further offset by a notional monthly annuity representing his 401(k) matching contributions provided by CIBC.

Final Average Earnings

◾  The sum of:

–    the average of the best consecutive five years of salary in the last 10 years before retirement; and

–    the average of the best five years of annual cash bonus awards in the last 10 years before retirement.

◾  Subject to the following limits:

–    $913,500 for Mr. Culham and Ms. Dottori-Attanasio.

–    $1,244,370(1) for Mr. Capatides.

Reduction for Early Retirement

◾  Pensions are reduced by 4% for each year that retirement age precedes age 61 for Mr. Capatides.

◾  For Mr. Culham and Ms. Dottori-Attanasio, pensions are reduced by 4% for each year that retirement age precedes age 61 for pension service accrued to December 31, 2012 and by 4% for each year that retirement precedes age 65 for pension service from January 1, 2013 forward.

Government Pension Adjustment

◾  Pensions are reduced from age 65 by the maximum Canada/Québec Pension Plan benefit payable at that time. Mr. Capatides’ pension will be reduced by the maximum primary insurance amount payable from the Social Security Normal Retirement Age.

Form of Pension

◾  Pension payments are made for the life of the executive. In the event of death of the executive, 50% of the pension is continued for the life of the executive’s spouse. Other optional forms of payment are made available on an actuarially equivalent basis.

(1)

The limit on final average earnings for Mr. Capatides is US$913,500. This amount has been converted to Canadian dollars in the chart above using the October 31, 2022 WM/Reuters spot exchange rate of US$1.00 = C$1.3622.

93	C I B C P R O X Y C I R C U L A R

Compensation Disclosure

The key flat dollar SERP provisions applicable to Mr. Panossian are summarized in the table below:

Pension Formula	• A flat dollar accrual rate of $12,500 per year of SERP pensionable service only (maximum of 35 years of service).

Reduction for Early Retirement	• Pensions are reduced by 4% for each year that retirement age precedes age 65.

Form of Pension	• Pension payments are made for the life of the executive only. • Other optional forms of payment are made available on an actuarially equivalent basis.

Vesting	• Mr. Panossian’s SERP benefits are vested on attainment of age 55 and 5 years of service.

The table below provides additional information related to NEO Defined Benefit pension obligations:

Defined Benefit Plans
	Number of Years of Credited Service	Annual Benefits Payable Vested and Unvested(1) ($)		Opening Present Value of Defined Benefit Obligation(4) ($)	Compensatory Change(5) ($)	Non-Compensatory Change (6) ($)	Closing Present Value of Defined Benefit Obligation(7) ($)
Name		At October 31, 2022(2)	At Age 65(3)
Victor Dodig	17.3	956,000	1,250,000	10,525,000	650,000	(2,783,000)	8,392,000

Hratch Panossian	10.9	146,000	522,000	709,000	83,000	(283,000)	509,000

Harry Culham	14.2	155,000	335,000	1,521,000	194,000	(472,000)	1,243,000

Michael Capatides(8)	27.0	651,000	651,000	8,692,000	382,000	(2,275,000)	6,799,000

Laura Dottori-Attanasio(9)	13.5	247,000	420,000	2,528,000	212,000	(686,000)	2,054,000

(1)

These amounts represent the estimated annual pension payable at age 65 for vested and unvested credited service accrued to the date shown, assuming that final average earnings for SERP participants will be at or above the applicable SERP compensation limit. Mr. Dodig’s pension accrued to October 31, 2022 is based on the flat dollar SERP formula. In addition to joining the SERP effective September 1, 2015, Mr. Culham has 7 years of service credited under the CIBC Pension Plan that is not recognized under the SERP. Mr. Culham’s pension from the CIBC Pension Plan is equal to the maximum pension permitted to be paid from the CIBC Pension Plan as prescribed by the Income Tax Act, and is included in the amounts above. Mr. Panossian has 2.3 years of service credited under the CIBC Pension Plan which are not recognized under the SERP. For the NEOs except Mr. Panossian and Mr. Dodig, the SERP pension in Canada will be offset by the maximum Canada Pension Plan benefit amount starting at age 65, and for Mr. Capatides, the maximum primary insurance amount under US Social Security starting at the Social Security Normal Retirement Age.

(2)

The amounts shown are fully vested for all NEOs except for Mr. Panossian. Vested annual benefits payable to Mr. Panossian as at October 31, 2022 are $37,000. Mr. Panossian’s benefits vest in accordance with the terms of the SERP.

(3)

Mr. Capatides is eligible to retire with an immediate unreduced pension of $651,000 annually. All other NEOs are eligible to retire with an unreduced pension at age 65. The CIBC Pension Plan benefits for Mr. Culham, Mr. Panossian, and Mr. Dodig were determined using the Income Tax Act limits applicable in 2022.

(4)

These amounts represent the present value of the NEO’s projected pension earned for service up to October 31, 2021. Amounts have been calculated using the same actuarial assumptions used for CIBC’s financial statement disclosure. Key actuarial assumptions include:

–	an annual discount rate of 3.48% (2.74% for Mr. Capatides);
–	an annual compensation increase that varies by age and tenure of the executive before taking into account limits on final average earnings;
–	no allowance for future increases in compensation limits or the different tax treatment of registered pension plans versus supplemental pension benefits; and
–	assumed retirement dates reflecting CIBC Pension Plan experience.

(5)

These amounts represent the fiscal 2022 annual service cost and, where applicable, the impact on present value of defined benefit obligations of any differences between actual and estimated earnings. Amounts have been calculated using the actuarial assumptions and discount rate of 3.61% (2.77% for Mr. Capatides) consistent with the fiscal 2022 pension expense reported in CIBC’s financial statement disclosure.

(6)

These amounts include interest on the opening present value of the defined benefit obligation, experience gains and losses other than those associated with compensation levels, differences in US/Canada exchange rates during the year and changes in actuarial assumptions.

(7)

These amounts represent the present value of the NEO’s projected pension earned for service up to October 31, 2022. Amounts have been calculated using the same actuarial assumptions used for CIBC’s financial statement disclosure. Key actuarial assumptions include:

–	an annual discount rate of 5.44% (5.90% for Mr. Capatides);
–	an annual compensation increase that varies by age and tenure of the executive before taking into account limits on final average earnings;
–	no allowance for future increases in compensation limits or the different tax treatment of registered pension plans versus supplemental pension benefits; and
–	assumed retirement dates reflecting CIBC Pension Plan experience.

(8)	Mr. Capatides’ estimated annual pension has been translated to Canadian dollars using the October 31, 2022 WM/Reuters spot exchange rate of US$1.00 = C$1.3622.

(9)	Ms. Dottori-Attanasio retired from CIBC effective February 1, 2023. Values shown for Ms. Dottori-Attanasio do not reflect her decision to retire prior to age 65.

Mr. Capatides participates in the US 401(k) savings plan on the same basis as other US employees. Participants may choose to contribute up to 6% of their eligible earnings which will attract a 100% match from CIBC up to a maximum of 6%. From time to time, CIBC, at its discretion, may also remit additional non-discriminatory contributions to all US employees participating in the 401(k) savings plan. All contributions to the 401(k) savings plan are subject to applicable Internal Revenue Service limits.

C I B C P R O X Y C I R C U L A R	94

Compensation Disclosure

The table below provides additional information related to NEO Defined Contribution pension obligations:

	Defined Contribution Plans

Name	Accumulated Value at start of year ($)	Compensatory Change(1) ($)	Accumulated value at end of year ($)
Michael Capatides(2)	3,338,687	27,324	3,234,676

(1)

The compensatory change consists of the contributions made by CIBC into the member’s 401(k) account during the fiscal year converted to Canadian dollars at the average WM/Reuters exchange rate of US$1.00 = C$1.2919.

(2)	The accumulated values have been converted to Canadian dollars using the WM/Reuters spot exchange rate on October 31 of US$1.00 = C$1.3622 for 2022 and US$1.00 = C$1.2374 for 2021.

Change of Control contracts

CIBC adopted a Change of Control Policy in 2001. This policy, which covers certain senior executive officer roles, including all the NEOs and EXCO members, recognizes the importance to CIBC and our shareholders of neutralizing potential conflicts of interest and stabilizing key management roles in connection with potential or actual change of control activity. The underlying premise of the policy is that, under a change of control, no additional benefits would be conferred on an officer than would be otherwise provided under a standard severance arrangement, recognizing there are some distinct features to the Change of Control Policy related to the unique circumstances being addressed. The provisions of the policy are reviewed by the Committee on a regular basis for consistency with current best practice and to confirm that the list of officers to which the policy applies is appropriate. The key terms of the policy are the following:

Eligibility	◾ Certain senior officers of CIBC, including each of the NEOs.

Coverage Period	◾ 24 months following the date of the change of control.

Trigger Events (i.e., “Double Trigger”)

◾  The policy includes a “Double Trigger” where severance payouts, accelerated vesting of deferred incentive compensation and accrued pension occur only if both:

(1)  a change of control event occurs; and

(2)  the officer’s employment is terminated without cause or the officer resigns during the coverage period for one of the reasons listed below, as specified in the policy:

–    a material reduction in the officer’s total compensation opportunities, job responsibilities, duties or reporting relationship;

–    a material reduction in the officer’s title, unless the change is a result of a different titling structure or is to a title of essentially the same rank;

–    a change in the officer’s work location that requires the officer to devote more than 50% of his/her working time over a period of three months at a location that is more than 50 miles/80 kilometers from his/her normal work location before the change of control event; or

–    any other change in the officer’s employment constituting constructive dismissal under applicable law.

Severance Benefits

◾  Upon the “Double Trigger”, the greater of:

(1)  2 times the sum of annual salary plus the greater of the average annual cash incentive for the three immediately preceding fiscal years, and the average target cash incentive for the three immediately preceding fiscal years(1); and

(2)  the amount the officer may be entitled to under any employment contract (as disclosed in footnote (3) to the Termination and change of control benefits table on page 96) or applicable law.

Vesting of Deferred Incentive Compensation and Pension

◾  Upon the trigger events, all deferred incentive compensation and any unvested accrued pension vest. For PSUs, the number of units vesting is determined by applying the relevant performance criterion for the period from the grant date to the termination date.

Pension Benefits

◾  Upon the “Double Trigger”, and only for participants who were SERP members prior to May 27, 2015, pension is paid in accordance with the standard terms of the SERP but with two years of service added to credited service (subject to an overall cap of 35 years of service). For participants who became members of the SERP on or after May 27, 2015, additional service credits will only be provided when the participant qualifies under CIBC’s executive severance guidelines to have severance paid in the form of salary continuance.

(1)	In addition, a cash amount of 10% of salary is paid in lieu of continued participation in CIBC’s pension, health and welfare benefits plans that would otherwise be payable during the severance period.

95	C I B C P R O X Y C I R C U L A R

Compensation Disclosure

Termination and change of control benefits

The table below summarizes estimated payments, payables and benefits which each NEO would be contractually entitled to in the event of a termination without cause or change of control where the executive is terminated without cause or resigns during the coverage period for reasons specified in the Change of Control Policy. Amounts do not include any potential greater common law entitlements. Ms. Dottori-Attanasio(5) is not shown in the table below given her retirement effective February 1, 2023.

Name	Compensation Element	Estimated Incremental Payment at October 31, 2022(1)
		Termination Without Cause(2) ($)	Change of Control(3) ($)
Victor Dodig	Cash	0	5,741,000
	Deferred Compensation Incremental Value	0	0
	Benefits	0	200,000

	Total Payment	0	5,941,000
	Annual Pension Increment	0	104,000	(4)

Hratch Panossian	Cash	1,920,216	2,672,893
	Deferred Compensation Incremental Value	0	0
	Benefits	85,000	120,000

	Total Payment	2,005,216	2,792,893
	Annual Pension Increment	0	134,000	(4)

Harry Culham	Cash	2,839,861	5,679,722
	Deferred Compensation Incremental Value	0	0
	Benefits	60,000	120,000

	Total Payment	2,899,861	5,799,722
	Annual Pension Increment	0	0	(4)

Michael Capatides	Cash	0	5,028,916
	Deferred Compensation Incremental Value	0	0
	Benefits	0	204,330

	Total Payment	0	5,233,246
	Annual Pension Increment	0	50,000	(4)

(1)

No incremental amounts are contractually payable upon retirement, resignation (other than for reasons specified in the Change of Control Policy) or termination with cause. In addition, no incremental amount would be received in respect of accelerated vesting of option- or share-based awards, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the CIBC common shares would otherwise be expected to appreciate over the period of acceleration. For information regarding outstanding option- and share-based awards as at October 31, 2022, see “Incentive plan awards – outstanding option- and share-based awards” on page 87.

The Cash, Benefits and Annual Pension amounts for Mr. Capatides have been converted to Canadian dollars at the October 31, 2022 WM/Reuters spot exchange rate of US$1.00 = C$1.3622.

(2)

Amounts shown as Cash for Mr. Panossian and Mr. Culham represent entitlements to cash payments in lieu of notice. For Mr. Panossian, the cash payment is calculated using base salary, average annual cash bonus for the prior three years and annual car allowance for the length of the severance period. For Mr. Culham, the cash payment is calculated using annual salary and average annual cash bonus for the prior three years for the length of the severance period. The amounts shown as benefits are equal to 10% of the annual salary, multiplied by the length of severance payment period for both Mr. Panossian and Mr. Culham.

For all NEOs, unvested PSU awards would continue to be eligible to vest and pay out over the normal schedule. Options would continue to be eligible to meet time-based vesting conditions over the severance period and expire at the end of the severance period.

(3)	For information on the cash payments, see “Change of Control contracts” on page 95 of the Circular.

Amounts shown as Benefits are cash payments in lieu of continued participation in CIBC’s pension, health and welfare benefit plans. Each NEO would receive a cash payment equal to 10% of the amount representing salary in the Change of Control severance payment.

(4)

Annual Pension Increment amounts for Mr. Dodig, Mr. Capatides and Mr. Panossian are the incremental annual lifetime pension amounts payable from their unreduced early retirement age (immediately for Mr. Capatides, and age 65 for all other NEOs) as a result of being entitled to two years of additional credited service and any remaining vesting requirements being waived. Unlike the other NEOs, Mr. Panossian is not vested at October 31, 2022 and therefore his Annual Pension Increment amount consists of the value of waiving the vesting requirements and receiving two years of additional credited service.

The present values at October 31, 2022 of the Annual Pension Increment amounts are $1,060,000 for Mr. Dodig, $618,000 for Mr. Capatides and $503,000 for Mr. Panossian. The actuarial assumptions used to determine the present values are consistent with the assumptions used for the October 31, 2022 year-end pension plan liabilities which are disclosed in CIBC’s financial statements, with the exception that the assumed retirement age is based on the first date of retirement eligibility. Payment of the Annual Pension amounts is subject to the NEO’s acceptance of certain non-solicitation and non-competition covenants. Annual Pension Increment amount is $0 for Mr. Culham as he joined the SERP after May 27, 2015, the date the Change of Control Policy was amended to eliminate the provision of additional pension service credit upon Change of Control.

C I B C P R O X Y C I R C U L A R	96

Compensation Disclosure

(5)	Ms. Dottori-Attanasio retired from CIBC effective February 1, 2023. Her deferred equity will vest in normal course subject to specific plan provisions.

Additional disclosure under the FSB and Basel Committee on Banking Supervision

The following table provides disclosure under Standard 15 of the FSB Principles for Sound Compensation Practices and their Implementation Standards and Pillar III of the Basel Committee.

For purposes of these tables, CIBC includes in the FSB terms “senior executive officers” and “employees whose actions have a material impact on the risk exposure of the firm”, the NEOs and those employees who CIBC has determined are “material risk takers” based upon an assessment of each role’s ability to have a material impact on the risk exposure to CIBC.

Amounts denominated in foreign currencies have been converted to Canadian dollars at exchange rates used in the annual compensation process. Other issuers that make disclosure of this type may include different officers and employees in these categories, so the amounts disclosed by CIBC may not be comparable to the amounts disclosed by other issuers.

Amounts and form of remuneration awarded(1)

	2022		2021

(All figures in $)	NEOs	Other Material Risk Takers	NEOs	Other Material Risk Takers

Fixed salary	3,900,000	40,200,000	3,700,000	38,200,000

Variable compensation

– Cash	7,300,000	83,000,000	8,200,000	87,200,000

– Equity	20,400,000	82,100,000	22,700,000	83,600,000

– Share-linked	20,400,000	82,100,000	22,700,000	83,600,000

– Other	—	—	—	—

Total variable compensation	27,700,000	165,100,000	30,900,000	170,800,000

Total remuneration	31,600,000	205,300,000	34,600,000	209,000,000

Number of beneficiaries	5	112	5	111

Deferred compensation awarded and paid out(2)

Awarded for the fiscal year	20,400,000	82,100,000	22,700,000	83,600,000
Payouts during the fiscal year(3) (6)	25,900,000	98,500,000	22,800,000	76,200,000

Outstanding deferred compensation(4)

Vested	18,200,000	18,500,000	29,100,000	31,800,000

Unvested(6)	57,400,000	235,200,000	93,700,000	324,600,000

Total(6)	75,600,000	253,700,000	122,800,000	356,400,000

Implicit and explicit reductions(5)

Outstanding(6)	24,100,000	158,900,000	37,700,000	198,500,000

Reductions

– Implicit	7,700,000	21,300,000	—	—
– Explicit	—	—	—	—

(1)	Awards may have been granted and received during or after the fiscal year, but are in respect of the specified fiscal year.

(2)

Amounts of deferred compensation awarded for, and paid out during, the specified fiscal years under current deferred compensation plans. Payouts include realized option gains (i.e., the difference between the market value and exercise price).

(3)	Included in fiscal 2022 are amounts paid in December 2021 relating to fiscal 2020 and previous years and included in fiscal 2021 are amounts paid in December 2020.

(4)

All forms of deferred compensation that remain outstanding and which had not expired at the end of the specified fiscal years. Deferral periods are specified within the terms of the relevant plan and, for DSUs, extend until termination, retirement or death.

(5)

Implicit and explicit reductions related to outstanding remuneration at the end of the specified fiscal years that was awarded in the prior fiscal year (e.g., 2022 amounts related to remuneration awarded in 2021). Implicit reductions result from decreases in the value of CIBC common shares or share units while explicit reductions result from the application of misconduct or performance clawbacks.

(6)	2021 figures were amended to include one material risk taker’s deferred compensation paid out during the year and outstanding deferred compensation.

97	C I B C P R O X Y C I R C U L A R

Compensation Disclosure

Other compensation paid

There were no guaranteed incentive compensation awards granted in fiscal 2022 for NEOs and other material risk takers (nil in fiscal 2021). Cash sign-on award(1) granted in fiscal 2022 for one material risk taker was $140,000 (nil in fiscal 2021). No cash sign-on awards were granted to NEOs in fiscal 2022 or fiscal 2021. No severance was negotiated and settled with respect to NEOs in fiscal 2022 or 2021. No severance amounts(2) were negotiated and settled in fiscal 2022 for material risk takers. In fiscal 2021, severance amounts(2) were negotiated and settled for one material risk taker. To preserve employee confidentiality, information regarding the severance amount for such individual has been provided to OSFI on a confidential basis.

(1)

Payouts in connection with the cash sign-on awards granted in the specified fiscal years to new hires may have been made in whole or in part in the specified fiscal year or in a subsequent fiscal year. Deferred sign-on awards are included in the “Outstanding deferred compensation” section of the table on the previous page.

(2)

“Severance amounts” reflect the aggregate total amount payable by CIBC in connection with severance arrangements negotiated and settled (i.e., agreed to) in the applicable fiscal year, whether or not such amounts are payable during such fiscal year.

C I B C P R O X Y C I R C U L A R	98

Shareholder Proposals

Shareholders will be asked to vote on three shareholder proposals. One from Vancity Investment Management (Vancity) on behalf of IA Clarington Inhance SRI Funds (IA Clarington), 700 815 West Hastings Street, Vancouver, British Columbia V6C 1B4, telephone: 604 871-5355, email: Kelly_hirsch@vancity.com; one from the Mouvement d’education et de défense des actionnaires (MÉDAC), 82 Sherbrooke Street West, Montréal, Québec H2X 1X3, telephone: 514 286-1155, email: admin@medac.qc.ca; and one from InvestNow, 7 Shannon Street, Toronto, Ontario M6J 2E6, telephone: 416 567-7192, email: gpappano@investnow.org. Proposals and supporting arguments, and the Board’s responses, are set out below.

1. Vancity on behalf of IA Clarington

Be it resolved: The Board of Directors undertake a review of executive compensation levels in relation to the entire workforce and, at reasonable cost and omitting proprietary information, publicly disclose the CEO compensation to median worker pay ratio on an annual basis.

Supporting Statement

CEO realized compensation in the US has risen 1460% since 1978 compared to just 18.1% for the average worker. The CEO to worker compensation ratio in the US has increased from 31 times in 1978 to 399 times in 2021.1

Canada has seen similar issues with a report finding that CEO compensation at the top 100 companies on the TSX was estimated at 191 times the pay of the average Canadian worker in 2020.2

Wage gaps within workforces are important because they are indicative of, and contribute to, the growing inequality seen in North America.3 According to the US Federal Reserve, since 1989, the top 1% by wealth have increased their share of total wealth by 8.6% largely at the expense of the lowest 90% who saw their proportion decrease by 8%.4 The top 1% have also increased their share of total national income in the US from 8.3% to 20.8% over 1978–2019.5 Canada has seen similar inequality with the top 1% increasing their share of total national income over 1978–2019 from 8.4% to 14%.6

This growing inequality leads to negative outcomes for all individuals as more unequal societies have been shown to be associated with poorer health, more violence, a lack of community life and increased rates of mental illness across socioeconomic classes.7 Research has shown that this inequality harms economic productivity to the tune of 2-4% lost GDP growth annually and often leads to prolonged and more severe recessions.8 9

Beyond the negative societal impacts, compensation gaps within an organization can lead to lower employee morale and higher employee turnover10. This can erode company value as unmotivated employees are less productive and higher turnover directly increases staffing costs. These costs are especially material for human capital-intensive companies such as CIBC.

In Canada, the financial sector is particularly exposed to this issue with the top 1% in finance earning approx. 16% of the sector’s income while the top 1% in most other sectors earn 6-10%.11

Unlike the US, it is not mandatory for publicly listed companies in Canada to provide CEO to median worker pay ratio disclosures. This is not a big ask as the Global Reporting Institute reporting standards, which CIBC already utilizes, provide a well-recognized framework for computing this ratio. It is critical to recognize that the focus is about the trend of the ratio over time. Disclosing and tracking the ratio allows CIBC to ensure the wage gap is not widening and can help it make corrections to ensure employee sentiment stays positive, thereby lowering turnover and lost productivity costs.

[1]	https://www.epi.org/publication/ceo-pay-in-2021/
[2]	https://policyalternatives.ca/sites/default/files/uploads/publications/National%20Office/2022/01/Another%20year%20in%20paradise.pdf
[3]	https://publications.gc.ca/site/eng/9.575693/publication.html
[4]	https://www.federalreserve.gov/releases/z1/dataviz/dfa/distribute/chart/#quarter:131;series:Assets;demographic:networth;population:1,3,5,7,9;units:shares
[5]	https://wid.world/country/usa/
[6]	https://wid.world/country/canada/
[7]	https://equalitytrust.org.uk/resources/the-spirit-level
[8]	https://www.frbsf.org/wp-content/uploads/sites/4/wp2017-23.pdf
[9]	https://www.epi.org/publication/secular-stagnation/
[10]	https://www.nber.org/papers/w22491
[11]	https://wid.world/news-article/worker-power-and-inequality-in-canada-a-sector-level-analysis/

99	C I B C P R O X Y C I R C U L A R

Shareholder Proposals

The Board recommends that you vote against this proposal.

CIBC continues to feel that without a standardized approach to determining this ratio, it is not a valuable statistic to disclose publicly as it would not be an accurate or reliable point of comparison given that the ratio across peers would vary greatly based on varied mix of businesses and differences in the composition of the workforce.

CIBC recognizes that the caliber of our talent is critical to achieving our goal of delivering superior client experience and top-tier shareholder returns while maintaining our financial strength by executing on our strategic priorities.

Our compensation programs have been designed based on our philosophy to pay our team members equitably and competitively, encourage behaviours aligned with our purpose and employee value proposition; and align with CIBC’s business strategy, risk appetite, the creation of sustainable shareholder value and the evolving regulatory environment.

The CEO, all executives, and the majority of our team members (85%) globally participate in the same incentive plan referred to as Goals, Performance, Success (GPS) which focuses on pay for performance driven by both the Business Performance Factor (BPF) and individual performance. GPS provides transparency with respect to how incentive awards are determined and a strong link between pay and performance. With the majority of our team members on GPS, we had the opportunity to focus on progressing salaries and in 2022, CIBC made additional investments to further support the team’s financial wellbeing, help us attract and retain talent, and build on our reputation as an employer of choice.

Specifically, for merit-eligible employees, we:

◾	Increased base salaries by 3% for all Level 1-6 employees. Overall, these investments directly impacted almost 25,000 team members across CIBC, or approximately 54% of team members;

◾	Increased our minimum entry wage to $20.00 per hour in Canada and the US in local currency;

◾

Committed to further increasing our minimum entry wage in Canada and the US, making ongoing investments over the next three years to bring it to $25.00 per hour in local currency by the end of 2025; and

◾	Invested more in base salaries across our total population throughout 2022 and as part of our year-end merit budget to support our team members and ensure our compensation remained competitive.

These investments build on the steady, strategic targeted investments we have been making to ensure we pay competitively and to recognize the contributions of our team.

In addition, total compensation is evaluated relative to a peer group of companies of comparable size, scope, market presence and complexity. CIBC uses a comprehensive and rigorous benchmarking approach to understanding appropriate comparator organizations based on the position and relative market(s) in which CIBC competes for talent as well as the market level and mix of compensation.

While we do not publish the ratio of Chief Executive Officer (CEO) compensation to median worker pay, it is a key consideration in the Management Resources and Compensation Committee (MRCC) review of CEO pay. Every year, CIBC’s MRCC reviews a variety of internal and external factors before making recommendations to the Board for incentive compensation awards for the CEO. This information includes the ratio of CEO pay to median employee pay (a vertical pay ratio) and other horizontal and vertical pay relationships. The committee reviews the ratio including a historical look back to understand year-over-year changes when making current year pay decisions for the CEO.

2. MÉDAC

It is proposed that the Bank establish an annual advisory vote policy with respect to its environmental and climate change action plan and objectives.

Argument

We submitted this proposal at the 2022 annual meetings and it received strong support from the shareholders at TD (25.4%), CIBC (22.7%), National Bank (22%), Royal Bank (20.2%), Scotia (19.3%) and BMO (15%). In addition, Laurentian Bank committed to implementing a non-binding environmental advisory vote once it has established a baseline for its funded emissions.

C I B C P R O X Y C I R C U L A R	100

Shareholder Proposals

According to the most recent report released by Rainforest1, the Big Five banks provided more than $131 billion in capital to oil companies in 2021, and this funding was up from 2020:

Global positioning

Rank among institutions	Name of bank	Financing

5	RBC	$38.757 billion

9	Scotia	$30.402 billion

11	TD	$21.154 billion

15	BMO	$18.781 billion

20	CIBC	$22.218 billion

It should be noted that the Big Five banks have lent or underwritten nearly $700B in capital to fossil fuel companies since the Paris Climate Agreement was signed in December 2015.

One might question the scope of the actual plans implemented by these banks to fulfill their commitment to join the Net-Zero Banking Alliance (NZBA) launched by former Bank of Canada Governor Mark Carney in 2015 and to play a leading role in financing the climate transition to achieve net zero emissions by 2050.

We therefore reiterate our proposal to implement a non-binding advisory vote so that shareholders can express their satisfaction or dissatisfaction with the Bank’s environmental policy.

[1]	Banking on Climate Chaos — Fossil Fuel Finance Report 2022

https://www.bankingonclimatechaos.org//wp-content/themes/bocc-2021/inc/bcc-data-2022/BOCC_2022_vSPREAD.pd f

The Board recommends that you vote against this proposal.

CIBC is committed to accelerating climate action, a key focus of our ESG strategy, as demonstrated by our ambition to achieve net-zero for both our operational and financing activities by 2050. To support our net-zero ambition, we are guided by our climate strategy, which includes key themes of: supporting our clients, encouraging consumer behaviour, refining our operations, and sharing our progress.

In 2022, our bank continued to advance these priorities and respond to stakeholder expectations, including but not limited to:

◾	Releasing 2030 financed emissions targets for high carbon-intensive sectors in our lending portfolio – oil and gas and power generation, with plans to release additional targets in 2023;

◾	Launching the CIBC Climate Centre, aimed at providing education and advice that support our retail clients’ ambitions to reduce their own climate footprint;

◾	Committing $100 million in Limited Partnerships investments towards climate tech and energy transition funds;

◾	Establishing a new research chair in the field of sustainable finance through a $1.25 million commitment made to Schulich School of Business at York University; and

◾

Sharing our progress through the release of our second Task Force on Climate-Related Financial Disclosures (TCFD) report, and through our Net-Zero Approach, which outlines our net-zero target setting process.

As we continue to execute on our climate strategy, we view ongoing stakeholder engagement as an integral part in developing our plans to accelerate climate action, but do not currently view an annual advisory vote with respect to our climate and environmental activities as the appropriate mechanism. At CIBC, our ESG strategy, which includes our climate strategy, is integrated within our overall corporate strategy on how we engage with our clients in line with our purpose and how all of the moving parts across our bank work in tandem. We view the duty to ensure this alignment and cohesion as being within the mandate of management, and we see the oversight of the same as being within the mandate of our Board. An annual advisory vote with respect to our climate and environmental activities, although non-binding in nature, would be inconsistent with our Board’s role and responsibility to approve and oversee the implementation of the bank’s overall corporate strategy.

We are committed to working collectively with stakeholders, including our shareholders, governments, OSFI and other banking and securities regulators, through the ongoing implementation and iteration of our climate strategy to ensure our actions reflect and respond to evolving stakeholder priorities. This is why, in 2022, we held a dedicated ESG-focused investor session in which our climate strategy, related governance framework, and approach to net-zero target-setting was a central topic of discussion, and continued to enhance reporting on related stakeholder perspectives to our Board’s Corporate Governance Committee, which oversees our ESG strategy, and to our Senior Executive ESG Council.

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Shareholder Proposals

We will continue to monitor developments on the adoption of Say on Climate advisory resolutions, and remain committed to engaging with our stakeholders, on key elements of, and progress made, on our climate strategy.

3. InvestNow

RESOLVED: That Canadian Imperial Bank of Commerce (“CIBC”) make clear its commitment to continue to invest in and finance the Canadian oil and gas sector. And further that CIBC conduct a review of any and all of its policies to ensure that there are none that have the effect of encouraging divestment from the sector.

Argument

Canadians are facing a cost-of-living crisis with escalating inflation threatening serious recession and the prospect of durable stagflation. A major cause of this is rising energy costs. Energy costs are being driven up by a public policy framework and a public conversation that are both directed against investment in the oil and gas sector. The result is chronic underinvestment in that sector.

It’s time for CIBC to explicitly state its commitment to Canada’s oil and gas sector. In addition, CIBC should end or temporarily suspend support for policies like net zero targets. The embrace of such policies - which have the effect of suggesting that oil and gas extraction, development, and use are not of essential value - sends a negative signal about investment in the sector. Instead, CIBC should focus on investment in, lending to, and financing of the oil and gas industry to create more supply and reduce energy costs for Canadians and the world.

Support for the sector is important because:

–	its wellbeing is essential to the wellbeing of Canadians, ensuring energy affordability and with it the affordability of everything else necessary to a reasonable standard of living for all in Canada;

–	its environmental performance is world-leading and steadily improving;

–	its expansion is increasingly important to addressing global concerns such as energy security and energy poverty; and

–

the lack of investment in Canada means more investment in oil and gas sector development in other parts of the world with poorer environmental performance, poorer corporate governance, and serious human rights’ infringements.

The oil and gas sector is the biggest exporting industry in Canada, is in the top three industries for contribution to Canada’s GDP, provides 500,000 jobs across the country and contributes billions every year to government’s coffers in taxes and royalties – paying for countless public services for Canadians.

Additionally, Canadian oil and gas producers are making major environmental gains: their Green House Gas emissions (GHG) were reduced by 22 per cent between 2011 and 2019, then another 12 per cent from 2019 to 20201. They invested $3.1 billion in better environmental performance in 2019 alone, two-thirds of all environmental protection spending in the country that year2.

Adopting a pro-investment stance in Canada’s oil and gas sector is good for the economy, the environment, innovation, shareholders, and everyday Canadians.

[1]	https://www.canadianenergycentre.ca/canadas-oil-and-gas-emissions-went-down-in-2020-national-inventory-report/
[2]	https://energynow.ca/2022/07/five-ways-canadas-oil-and-gas-industry-is-improving-environmental-performance/

The Board recommends that you vote against this proposal.

At CIBC, we understand the urgency with which climate solutions are needed, the integral role that the financial sector plays in the low carbon transition, and the importance of preparing for and managing climate-related risks in our own business.

We equally recognize the long-standing contribution of the energy industry to Canada’s economic prosperity, and understand that an orderly transition to net-zero is a complex, multi-sectoral challenge that will require systemic economic, societal and technological changes through collective action by governments, companies and consumers.

We are committed to doing our part, which is why we set a net-zero ambition for our operational and financing activities by 2050, and have released 2030 financed emissions targets for our high carbon intensive portfolios – oil and gas and power generation. As a purpose-driven organization, we are also committed to supporting our clients, a key pillar of our climate strategy, and iteration is a key principle within our net-zero approach, as we acknowledge that there are factors outside of CIBC’s control that will influence decarbonization globally across sectors and economies, such as the development of new technologies, industry-specific solutions, shifts in consumer behaviour, and the impact of geopolitical events.

C I B C P R O X Y C I R C U L A R	102

Shareholder Proposals

We are supporting our clients as they transform their business models for success in a low-carbon economy through financing, advisory services and investments innovation. For example, in 2022, we continued to:

◾

Provide industry-leading advice and capital markets solutions through our global Energy, Infrastructure, and Transition group within CIBC Capital Markets, to support clients, including those in the oil and gas sector, impacted by the shift in how the world produces and consumes energy, and develops infrastructure; and

◾

Make significant progress towards our goal of mobilizing $300 billion in sustainable finance by 2030, and our commitment to invest $100 million towards climate tech and energy transition funds through Limited Partnerships.

In 2022, we also announced a multi-year sponsorship with the University of Calgary for the new Energy Transition Centre, which is helping to accelerate the transition from carbon-emitting energy systems by promoting cleaner energy alternatives, while also enhancing workplace skillsets within the oil and gas sector.

Withdrawn Shareholder Proposals

Shareholder Association for Research and Education (SHARE) on behalf of The IBVM Foundation of Canada

SHARE withdrew their proposal after discussion with CIBC. The text of SHARE’s proposal, their supporting statement and the Board’s response is set out below.

RESOLVED, shareholders request the Canadian Imperial Bank of Commerce (“CIBC”) to conduct and publish (at reasonable cost and omitting proprietary information) a third-party racial equity audit analyzing CIBC’s adverse impacts on non-white stakeholders and communities of colour. Input from civil rights organizations, employees, and customers should be considered in determining the specific matters to be analyzed.

Supporting Statement

As critical intermediaries, financial institutions play a key role in the society as they allow businesses and individuals to access essential economic opportunities through a broad range of financial products and services, including facilitating transactions, providing credit and loan services, savings accounts, and investment management. Because of the important role that financial institutions play in our economy and society, such institutions have a responsibility to ensure that their business operations, practices, policies and products and services do not have adverse impacts on non-white stakeholders and communities of colour.

A report from the Financial Consumer Agency of Canada studying frontline practices of six Canadian banks, including CIBC, suggests that racialized or Indigenous bank customers are subjected to discriminatory practices.1 Compared to other customers, visible minorities and Indigenous customers were more likely recommended products that were not appropriate for their needs, were not presented information in a clear and simple manner and were offered optional products, such as overdraft protection and balance protection insurance.

A December 2020 academic review commissioned by the British Columbia Securities Commission found estimates of unbanked Canadians (no official relationship with a bank) ranged from 3%-6%, and underbanked Canadians (who rely on fringe financial institutions like payday lenders) ranged from 15%-28%.2 The review found that under/unbanking has a disproportionate effect on Indigenous peoples, and that “financial access has been cited by researchers as an endemic problem in ‘low-income communities of color’.”

Canadian financial institutions, including CIBC, have a responsibility to address financial discrimination and provide greater access to credit and other financial services to ensure all communities become economically resilient. CIBC’s current Inclusion and Diversity Strategy (“Strategy”) is insufficient in identifying or addressing potential and existing racial equity issues stemming from its practices, policies, products, and services as it primarily focuses on diversity, equity, and inclusion initiatives.

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Shareholder Proposals

Racial equity issues present significant legal, financial, regulatory, and reputational business risks to the Company and its shareholders. A racial equity audit will help CIBC identify, prioritize, remedy, and avoid adverse impacts on non-white stakeholders and communities of colour. Therefore, we urge CIBC to assess its behaviour through a racial equity lens in order to obtain a complete picture of how it contributes to, and could help dismantle, systemic racism.

[1]	https://www.canada.ca/en/financial-consumer-agency/programs/research/mystery-shopping-domestic-retail-banks.html
[2]	https://bcbasicincomepanel.ca/wp-content/uploads/2021/01/Financial_Inclusion_in_British_Columbia_Evaluating_the_Role_of_Fintech.pd f

Board Statement

At CIBC, inclusion is the cornerstone of our bank’s culture. This means that our workforce and leadership team reflect the clients and communities we serve and that our people are equipped to practice intentional inclusion. The result is an engaged team able to create breakthrough ideas, promote inclusive client experiences and ultimately help our bank realize our purpose.

We also recognize that certain client segments, including Indigenous peoples and members of the Black community, continue to face unique barriers to financial inclusion. That’s why a commitment to inclusive banking - work focused on removing barriers to the financial system to advance social inclusion and economic prosperity for everyone - is a key priority aligned with our ESG strategy’s focus on creating access to opportunities.

Our current approach has been informed by consultations with employees, clients and non-profit partners as well as stakeholders across our strategic business units. Accountability sits with our Inclusion and Diversity Leadership Council, chaired by our President and CEO, who, together with our board of directors, review progress against outcome-based key performance indicators (KPIs) quarterly. More information on our approach and performance can be found in the 2022 CIBC Sustainability Report.

Further to the proposal described above, we have agreed to build on these commitments by engaging an independent third party to help assess and prioritize where our employment policies and commercial practices may fall short for people of colour and Indigenous peoples. We will start by focusing on our employment policies, overseen by the Management Resources and Compensation Committee, reporting results as part of our fiscal 2024 disclosures and expand to focus on our commercial practices, overseen by the Corporate Governance Committee, reporting interim results as part of our fiscal 2025 disclosures and a final report, including recommendations and an action plan, as part of our fiscal 2026 disclosures.

MÉDAC

MÉDAC withdrew three shareholder proposals after discussion with CIBC. The text of MÉDAC’s proposals, their supporting statements and the Board’s responses are set out below.

1. Disclosure of language fluency of directors

It is proposed that the language fluency of the directors be disclosed in their skills and expertise grid in the circular.

Argument

In recent years, a number of public controversies about language have tainted the reputation of prominent public companies in terms of their social responsibility and their interpretation of their duties and obligations with respect to diversity, an inherent component of our societies. Language is at the heart of our democratic institutions and is a fundamental attribute of the community.

The recurrence of such situations, which are harmful from any standpoint, must be prevented. For this reason – and for many others – it is appropriate for all interested parties (stakeholders) to be informed, through a formal and official disclosure, of the language fluency of the company’s directors. Obviously, “fluency” is meant to be understood as a level of language sufficient to allow its widespread use in all spheres of activity of individuals and entities; a level of language sufficient to allow each director to execute his or her duties and functions fully and completely.

C I B C P R O X Y C I R C U L A R	104

Shareholder Proposals

Board Statement

CIBC believes that our Board should be composed of individuals with the skills, education, expertise, experience and perspectives appropriate to oversee CIBC’s business needs and corporate strategy. The Board strives to reflect CIBC’s workforce, as well as the clients and communities CIBC serves in its membership. CIBC’s Board Diversity Policy outlines the Board’s approach to identifying potential director nominees, including consideration of a range of factors such as gender, ethnicity, sexual orientation, individual expertise and personal experiences. CIBC’s practice is to disclose certain aspects of board composition on an aggregate basis in our director nominees section, and not in their individual biographies or the director skills grid, including gender, ethnicity, and sexual orientation. Our disclosure approach preserves anonymity and protects the privacy of the information disclosed. We have enhanced our disclosure by adding, on an aggregate basis, the languages spoken by our directors (English, French and Other). See page 9 of this Circular.

2. Artificial Intelligence (AI)

It is proposed that the Board of Directors review the mandate of the Corporate Governance Committee and the Risk Management Committee in order to include a component on the ethical use of artificial intelligence.

Argument

Artificial intelligence (AI) is becoming the key technology of the future. AI is the ability of a machine to simulate human behaviours such as reasoning, planning and creativity, particularly by learning algorithms. Companies are increasingly turning to AI to develop more automated, personalized and “customer-oriented” services. AI also opens up new opportunities to enhance and facilitate the detection and mitigation of risk and fraud and to enable better regulatory compliance.

However, its use is not without risk, as illustrated by Deloitte in one of its research reports:1

◾

Quality, quantity and relevance of the data used. The results of AI systems are dependent on the quality and quantity of the data. If the datasets used to develop the algorithms contain biases, the algorithm generated is likely to reflect these biases as well, or even amplify them.

◾

The opacity of operation (black box in the context of AI). Contrary to previous generations of AI, where the systems made decisions that were very clear and established by humans, the new generations will rely on very complex statistical methods, based on thousands of parameters. All these factors make the final decision difficult to interpret, or even impossible to explain by humans.

◾	Possible dysfunctions. Algorithms do not have the capacity for conceptual understanding and common sense that humans have, and which are necessary to assess radically new situations.

As highlighted in the latest reports from the World Economic Forum, the subject of artificial intelligence is reaching a turning point. In the short term, it seems important that the development of artificial intelligence meets the minimum criteria in terms of governance, ethics and risk management. Again according to Deloitte,2 this reflection should focus on proving the reliability of the algorithms used (from the point of view of their internal and external verification), the intelligibility of the models and the interactions between humans and intelligent algorithms.

It is therefore crucial that the mandate of the Corporate Governance Committee be reviewed in order to integrate this reflection and to develop a code for the use of artificial intelligence in order to assure shareholders and interested parties (stakeholders) that its development and use are carried out by placing humans at the heart of the machine and by guaranteeing the accuracy, security and confidentiality of the data that feeds it, and by regulating the algorithms so that they integrate diversity and overcome biases in decision making, in particular.

1	https://www2.deloitte.com/fr/fr/pages/risque-compliance-et-controle-interne/articles/intelligence-artificielle-quelles-evolutions-pour- profils-de-risques-des-entreprises.html
2

https://www2.deloitte.com/fr/fr/pages/risque-compliance-et-controle-interne/articles/intelligence-artificielle-dans-risque-de-credit.html https://corpgov.law.harvard.edu/2020/06/25/artificial-intelligence-and-ethics-an-emerging-area-of-board-oversight-responsibility /

Board Statement

As CIBC becomes a more digital bank to remain competitive in a transforming economy, we are working to use technology to deliver better, more timely and more personalized insights to support our clients’ ambitions. Through this process, we are also committed to being accountable, transparent and responsive in how we use, protect and manage our clients’ data and apply Artificial Intelligence (AI). This is why a key pillar of our ESG strategy is Building Integrity and Trust, focused on topics such as data ethics, privacy, and information security.

105	C I B C P R O X Y C I R C U L A R

Shareholder Proposals

As we understand the importance of sharing our progress on our ESG strategy, CIBC plans to release additional disclosure on our approach to Data Ethics and Trustworthy AI, and oversight by management and Board Committees, in our 2023 Sustainability Report. This report is filed with the Financial Consumer Agency of Canada and is publicly available on our website. The report is not required to be filed on SEDAR. Currently our efforts are focused on scaling our Data Ethics Pilot, with plans to broaden this work to piloting an Algorithmic Fairness Impact Assessment to enhance governance of our AI-driven solutions. Our disclosure will outline our approach and principles to deploying Data Ethics and Trustworthy AI at scale, which will help position us to manage related risks effectively as the volume of data and application of AI solutions increases.

3. Increased energy and environmental transition efforts

It is proposed that the Bank’s Board of Directors adopt and publish by 2025 an action plan to realign all of its portfolios with the Paris Agreement (net-zero emissions by 2050) detailing precisely how this will be achieved and specifying the five-year interim targets to be reached.

Argument

A recent report by the Institut de recherche en économie contemporaine (IREC) commissioned by OXFAM Québec1 shows that the carbon footprint of the eight largest Canadian banks is 1.9 billion tons, i.e. 2.6 times Canada’s GHG emissions and that if they were to unite to form a State, this new country would be the fifth-largest GHG emitter in the world. This report seems to contradict directly the commitments that the Bank made last year in response to our shareholder proposal regarding the setting of interim targets and the adoption of a plan to reach them.

While we acknowledge that the Bank is making tangible efforts to support and accelerate the climate transition, it could do better and could even set an example for other corporations. Allow us to quote two observations taken from IREC’s report:

“First, not only none of Canada’s major deposit-taking institutions are committed, in the short or medium term, to withdraw from the fossil fuel industry, but, in addition, they all persist in presenting themselves as actors in the energy transition and sustainable funding of activities aiming either at decarbonizing the mining, transformation and/or consumption processes of fossil fuels, or at supporting the diversification of the “green” asset portfolios held by the corporations in this very industry, particularly in the green technology and renewable energy sectors.

Second, even with respect to their financial commitments in favour of the energy and environmental transition, Canada’s deposit-taking institutions are still relatively lacking in ambition. For instance, the C$850 billion amount promised in the aggregate by BMO, RBC, Scotia, CIBC and TD for the 2020-2030 period, although not negligible, will ultimately account for only two thirds of the assets that they previously committed in fossil energies between 2016 and 2020 alone, exceeding C$1,300 billion. Moreover, overall, many of the mutual and exchange-traded funds of Canada’s eight major deposit-taking institutions, including ESG or “green” funds have yet to align with the Paris Agreement targets, exceeding the maximum exposure to carbon-related industries that would limit global warming to less than two degrees.”

The Bank – which is one of the banks that the aforementioned report directly targets, in particular in its recommendation #4 – wields significant financial power and must fulfill responsibilities that are just as significant by delivering on its commitments, by officially adopting and issuing a concrete plan.

[1]	https://irec.quebec/ressources/publications/2022-canada-banques-empreinte-carbone-rapportVFF.pdf

Board Statement

CIBC is committed to accelerating climate action, as demonstrated by our ambition to achieve net-zero by 2050 for our operational and financing activities. Aligned with this goal, in 2022, we began setting 2030 financed emissions targets for two of our high carbon intensive portfolios – oil and gas and power generation:

◾

35% reduction in the operational emissions intensity of our oil and gas portfolio compared to a 2020 base year, including Scope 1 and 2 emissions from upstream production and downstream refining of oil and gas products;

◾

27% reduction in the end use emissions intensity of our oil and gas portfolio compared to a 2020 base year, including Scope 3 emissions from the combustion of hydrocarbon-derived fuels sold into the market; and

◾	32% reduction in the emissions intensity (Scope 1) of our power generation portfolio, compared to a 2020 base year.

C I B C P R O X Y C I R C U L A R	106

Shareholder Proposals

With a vision out to 2050, CIBC plans to take specific actions over the short, medium, and long-term, and our approach is guided by our climate strategy, which is focused on supporting our clients, encouraging consumer behaviour, refining our operations, and sharing our progress.

Recognizing that achieving our ambition requires collaboration across all segments of the economy, we are also contributing to the broader ecosystem through actions such as:

◾	Committing $100 million in Limited Partnership investments to climate technology and energy transition funds;

◾

Creating the CIBC Chair in Sustainable Finance at the Schulich School of Business through a $1.25 million commitment, in addition to sponsoring the new Energy Transition Centre at the University of Calgary; and

◾	Furthering our progress on Carbonplace, an international joint effort to create an innovative voluntary carbon credit technology platform.

As we continue to execute on our climate strategy in support of our net-zero ambition by 2050, CIBC is committed to listening to all our stakeholders – as such, we have reviewed and are assessing the report published by OXFAM-Quebec on Canadian banks’ carbon footprints referenced in MEDAC’s proposal.

We are also committed to working with clients to support their own plans to achieve net-zero, and remaining accountable by reporting transparently on our progress, including through a planned climate report in 2023 that will disclose our progress made to-date on our established financed emissions 2030 targets.

Æquo Shareholder Engagement Services (Æquo) for Bâtirente, régime de retraite des membres de la CSN and Congrégation de Notre-Dame and co-filed by Vancity

Æquo Shareholder Engagement Services (on behalf of Bâtirente and CND) and Vancity Investment Management submitted a shareholder proposal requesting that CIBC publish a report describing 1) its expectations of what a credible transition plan is for clients in sectors most exposed to climate-related risks; and 2) procedures to ensure these transition plans will help CIBC reach its 2030 interim targets to reduce the financed emissions associated with its lending portfolios.

After discussion with CIBC, Æquo and Vancity withdrew the proposal based on CIBC’s ongoing work, including that CIBC is planning to publish a climate-focused report in March 2023 that will describe:

◾

Indicators used in its carbon scoring methodology to identify and understand the climate-related risks and transition activities of its clients, and which includes, but is not limited to transition indicators;

◾	Performance categories included in its carbon scoring legend, and summary of the performance of its oil and gas and power generation clients in relation to these categories; and

◾	The existing processes established to review results and determine next steps.

Æquo and Vancity recognize that CIBC’s efforts form a part of an evolving framework that supports its net-zero ambition by 2050 and 2030 interim goals. It is expected that Æquo, Vancity and CIBC will continue to engage as the bank evolves its approach to reducing financed emissions.

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Other Information

Indebtedness of Directors and Executive Officers

All transactions with directors and executive officers must be on market terms and conditions unless, in the case of banking products and services for executive officers, otherwise stipulated under approved policy guidelines that govern all employees. Any loans to directors and executive officers must also be made in accordance with the US Sarbanes-Oxley Act of 2002.

The table below shows outstanding indebtedness to CIBC or its subsidiaries incurred by directors, director nominees and executive officers of CIBC or its subsidiaries and their associates, other than routine indebtedness(1) as defined under Canadian securities law and indebtedness that had been entirely repaid by the date of this Circular.

Indebtedness of Directors and Executive Officers under (1) Securities Purchases and (2) Other Programs

Name and Principal Position	Involvement of CIBC or Subsidiary	Largest Amount Outstanding During Fiscal Year Ended October 31, 2022 ($)	Amount Outstanding at January 31, 2023 ($)	Financially Assisted Securities Purchases During Fiscal Year Ended October 31, 2022 (#)	Security for Indebtedness	Amount Forgiven During Fiscal Year Ended October 31, 2022 ($)

Securities Purchase Programs(2)

Harry Culham, Group Head, Capital Markets and Direct Financial Services	CIBC as lender	175,223	170,606	-	CIBC common shares	-

Hratch Panossian, CFO and Head of Enterprise Strategy	CIBC as lender	183,373	169,649	-	CIBC common shares	-

(1)

Routine indebtedness includes (i) loans made on terms no more favourable than loans to employees generally, for which the amount remaining unpaid does not exceed $50,000 at any time during the last completed financial year to any director, executive officer, or proposed nominee together with their associates; (ii) loans to full-time employees, fully secured against their residence and not exceeding their annual salary; (iii) loans other than to full-time employees, on substantially the same terms available to other customers with comparable credit and involving no more than the usual risk of collectability; and (iv) loans for purchases on usual trade terms, or for ordinary travel or expense advances, or similar reasons, with repayment arrangements in accordance with usual commercial practice.

(2)

CIBC employees can obtain credit from CIBC to purchase CIBC common shares under CIBC’s employee loan program. All loans granted under the program have a maximum amortization of 15 years and interest rates are fixed at the time of purchase at CIBC’s prime rate or 5%, whichever is lower. The credit criteria of the program and the compensation level of the borrower are considered when determining the amount of credit granted. The balance of the loan and accrued interest will become due immediately on demand, at CIBC’s option, if the employee does not make a payment when due or if such amounts become due in accordance with any security held by CIBC for the loan (e.g., any security agreement, chattel mortgage, land mortgage, hypothec, etc.).

The table below shows the aggregate indebtedness to CIBC or its subsidiaries of current and former directors, executive officers and employees of CIBC and its subsidiaries. This amount does not include routine indebtedness described in note (1) above.

Aggregate Indebtedness(1)

Purpose	To CIBC or its Subsidiaries ($)	To Another Entity

Securities Purchase	340,255	—

Other	94,282,350	—

(1)	Certain loans were made in US dollars. These amounts have been converted to Canadian dollars based on the January 31, 2023 WM/Reuters exchange rate of US$1.00 = C$1.3344.

C I B C P R O X Y C I R C U L A R	108

Other Information

Directors’ and Officers’ Liability Insurance

Effective November 1, 2022, CIBC purchased at its expense a directors’ and officers’ liability insurance policy that protects directors and officers against liability incurred by them while acting as directors and officers of CIBC and its subsidiaries. The insurance applies where CIBC does not, or is not permitted to, indemnify them. This insurance has a limit of $300 million per claim and in the aggregate for the twelve-month period ending November 1, 2023. There is no deductible. The annual premium for this policy is approximately $1.7 million.

Indemnification

Under the Bank Act (Canada) and CIBC’s by-laws, CIBC indemnifies any director or officer of CIBC, any former director or officer of CIBC, and any other person who acts or acted at CIBC’s request as a director or officer of or in a similar capacity for another entity, and their heirs and personal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred by them in respect of any civil, criminal, administrative, investigative or other proceeding in which they are involved because of that association with CIBC or other entity provided (i) the person acted honestly and in good faith with a view to the best interests of, as the case may be, CIBC or the other entity for which they acted at CIBC’s request as a director or officer or in a similar capacity; and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the person had reasonable grounds for believing that their conduct was lawful.

During fiscal 2022, CIBC paid approximately $596,000 as an advance for legal fees and disbursements on behalf of Gerald T. McCaughey, former President and Chief Executive Officer; Thomas D. Woods, former Senior Executive Vice-President and Vice-Chairman; Ken Kilgour, former Senior Executive Vice-President and Chief Risk Officer; and Brian G. Shaw, former Senior Executive Vice-President and Chief Executive Officer of CIBC World Markets Inc., and $125 million on January 17, 2022 in connection with the settlement of the civil action entitled Howard Green and Anne Bell v. Canadian Imperial Bank of Commerce, et al, commenced in the Ontario Superior Court of Justice.

Information about CIBC

Financial information about CIBC is in our consolidated financial statements and MD&A for fiscal 2022. Additional information is available in our Circular, Annual Information Form, Annual Report and any subsequent interim financial statements and MD&A.

You can access these documents at www.cibc.com and www.sedar.com or obtain a printed copy free of charge by contacting Investor Relations at investorrelations@cibc.com or CIBC Investor Relations, 81 Bay Street, CIBC Square, Toronto, Ontario M5J 0E7.

Vote Results and Minutes of Meeting

Our vote results and the minutes of our meeting will be available at www.cibc.com. Vote results will also be filed on SEDAR at www.sedar.com.

Contacting our Board of Directors

You may contact the Board, the Chair of the Board, a Board committee or a Board member at corporate.secretary@cibc.com or CIBC Corporate Secretary’s Division, 81 Bay Street, CIBC Square, 20th Floor, Toronto, Ontario M5J 0E7.

Board of Directors’ Approval

The Board approved the contents of this Circular and sending it to shareholders.

Michelle Caturay

Senior Vice-President, Associate General Counsel and Corporate Secretary

February 16, 2023

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